Exhibit 99.1
Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.
Preliminary Information Statement
(Subject to completion, dated March 10, 2014)
INFORMATION STATEMENT
DISTRIBUTION OF COMMON STOCK (NO PAR VALUE) OF
RED LOBSTER SEAFOOD CO.

This Information Statement is being furnished in connection with the distribution by Darden Restaurants, Inc. (“Darden”) of all of the shares of Red Lobster Seafood Co. (“Red Lobster” or the “Company”) common stock owned by Darden (together, the “Distribution”), which will be 100% of Red Lobster’s common stock outstanding immediately prior to the Distribution. To implement the Distribution, Darden will distribute the shares of Red Lobster common stock on a pro rata basis to the holders of Darden common stock. Each of you, as a holder of Darden common stock, will receive shares of common stock of Red Lobster for every shares of Darden common stock that you hold at the close of business on , 2014, the record date for the Distribution.
The Distribution will be made in electronic book-entry form, without the delivery of any physical share certificates. Darden will not distribute any fractional shares of Red Lobster. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to receive fractional shares in the Distribution. The Distribution will be effective as of , 2014 (the “Distribution Date”). Immediately after the Distribution is completed, Red Lobster will be an independent, publicly traded company. It is a condition to the completion of the Distribution that Darden receive an opinion from Latham & Watkins LLP substantially to the effect that among other things, the Distribution will be tax-free to Darden shareholders for United States federal income tax purposes, except to the extent cash is received in lieu of fractional shares.
No vote of the shareholders of Darden is required in connection with this Distribution. We are not asking you for a proxy and you are requested not to send us a proxy. If you hold stock certificates of Darden, they are still valid and should not be destroyed or exchanged.
Darden shareholders will not be required to pay any consideration for the shares of Red Lobster common stock they receive in the Distribution, and they will not be required to surrender or exchange shares of their common stock of Darden or take any other action in connection with the Distribution. From and after the Distribution, certificates representing Darden common stock will continue to represent Darden common stock, which at that point will include the remaining businesses of Darden. All of the outstanding shares of Red Lobster common stock are currently owned by Darden. Accordingly, there currently is no public trading market for Red Lobster common stock. We intend to file an application to list Red Lobster's common stock under the ticker symbol “ ” on the New York Stock Exchange. Assuming that Red Lobster common stock is approved for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for Red Lobster common stock will develop on or shortly before the record date for the Distribution and will continue up to and including the Distribution Date, and we anticipate that the “regular-way” trading of Red Lobster common stock will begin on the first trading day following the Distribution Date.
IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION “RISK FACTORS” IN THIS INFORMATION STATEMENT.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.
The date of this Information Statement is , 2014.
This Information Statement was first mailed to Darden shareholders on or about , 2014.

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PRESENTATION OF INFORMATION

Throughout this Information Statement, except as otherwise indicated or unless the context otherwise requires, any references to “Red Lobster,” “the Company,” “we,” “us” or “our,” to the extent they concern periods before the Separation and Distribution, refer to the Red Lobster business as operated as part of Darden. Any references to “Red Lobster,” “the Company,” “we,” “us,” or “our,” to the extent they concern periods following the Separation and Distribution, refer to Red Lobster Seafood Co. and its subsidiaries after giving effect to the Separation and Distribution (including the internal reorganization preceding the Distribution described in this Information Statement). Except as otherwise indicated or unless the context otherwise requires, the information included in this Information Statement assumes the completion of the internal reorganization preceding the Distribution.
We own and operate the Red Lobster® restaurant brand. We were incorporated in February 2014. In connection with an internal reorganization preceding the Distribution, Darden will transfer substantially all assets and certain liabilities related to the operations of its Red Lobster restaurants to the Company. The combined financial information discussed in this Information Statement has been prepared as if the Company was in existence for all periods presented.
In addition, we describe in this Information Statement the Red Lobster restaurant brand of Darden as if it were our business for all historical periods described unless otherwise indicated or the context otherwise requires. References in this Information Statement to our historical assets, liabilities, offerings, business or activities of our business are generally intended to refer to the historical assets, liabilities, offerings, businesses or activities of the Red Lobster restaurant brand as the business was conducted as part of Darden prior to the Distribution Date.
We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2013, 2012 and 2011 consisted of 52 weeks. For convenience, all references herein to the fiscal years ended May 26, 2013, May 27, 2012 and May 29, 2011 will hereinafter be referred to as Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.
MARKET AND INDUSTRY DATA

This Information Statement includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other independent sources available to us. Some data also are based on our good faith estimates, which are derived from management’s knowledge of the industry and from independent sources. These third-party publications and surveys generally state that the information included therein has been obtained from sources believed to be reliable, but that the publications and surveys can give no assurance as to the accuracy or completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions on which such data are based. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources and we cannot guarantee its accuracy or completeness.

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SUMMARY
This summary highlights information contained in this Information Statement and provides an overview of our Company, our legal and structural separation from Darden (the “Separation”) and the Distribution of Red Lobster common stock by Darden to its shareholders. For a more complete understanding of our business and the Separation and Distribution, you should read this entire Information Statement carefully, particularly the discussion set forth under “Risk Factors,” our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited historical combined financial statements, our unaudited pro forma combined financial statements and the respective notes to those statements, all of which appear elsewhere in this Information Statement.
Except as otherwise indicated or unless the context otherwise requires, any references in this summary to "Red Lobster," "the Company,” “we,” "us” or “our,” to the extent they concern periods before the Separation and Distribution, refer to the Red Lobster business as operated as part of Darden. Any references to "Red Lobster," "the Company,” “we,” “us,” or “our,” to the extent they concern periods following the Separation and Distribution, refer to Red Lobster Seafood Co. and its subsidiaries after giving effect to the Separation and Distribution (including the internal reorganization preceding the Distribution described in this Information Statement). Except as otherwise indicated or unless the context otherwise requires, the information included in this Information Statement assumes the completion of the internal reorganization preceding the Distribution.
Our Company
We are the world's largest full-service dining seafood specialty restaurant operator. Red Lobster has grown from six restaurants in operation at the end of fiscal 1970 to 705 restaurants in the United States and Canada as of November 24, 2013. We focus on providing our guests with an exceptional experience featuring quality fresh seafood, friendly service and a warm, vibrant and inviting seaside-inspired atmosphere. Our extensive made-to-order menu features familiar, “craveable” and innovative menu options based on fresh and flavorful ingredients, and includes a variety of specialty seafood such as fresh fish, shrimp, crab, lobster and scallops, in addition to a selection of non-seafood entrées, appetizers, desserts and alcoholic and non-alcoholic beverages.
We believe our menu, tastefully decorated restaurants, welcoming service and consistent execution lead to a differentiated and superior guest experience that appeals to both male and female consumers across a wide range of demographics, and engenders particularly strong loyalty from seafood lovers. Our broad menu offerings at a range of price points help generate significant guest traffic at both lunch and dinner. During fiscal 2013, the average check per person was approximately $20.25 to $20.75, with alcoholic beverages accounting for approximately 7.8% of Red Lobster’s sales.
Directly and through subsidiaries, we own and operate all of our restaurants in the United States and Canada. As of November 24, 2013, we had 705 restaurants in the United States and Canada. As of November 24, 2013, we also had 29 franchised international restaurants operated by independent third parties pursuant to area development and franchise agreements. After the consummation of the Separation, Darden will be the master franchisee of Red Lobster in the countries where those restaurants are located and in certain other countries where Darden is planning to expand its own international footprint. In such capacity, Darden will franchise the restaurants to independent third parties, and Red Lobster will receive royalty income. Our company-owned restaurants in the United States and Canada generated average annual sales of approximately $3.7 million during the fiscal year ended May 26, 2013.
For the fiscal year ended May 26, 2013 and the six months ended November 24, 2013, we generated sales of $2.63 billion and $1.19 billion, respectively. Sales for fiscal 2013 and the six months ended November 24, 2013 decreased 1.7% and 5.0%, respectively, compared with the same period in the prior year.
Our Strengths
We believe the following competitive strengths, when combined with our strategic plan and operating model, provide a platform to drive profitable revenue growth and deliver strong free cash flow generation.
Iconic American Casual Dining Brand with Broad Appeal. We have a leading market position in the casual dining industry and, based on 2013 sales, we rank #1 in the full-service dining seafood category in the United States. We provide an atmosphere that appeals to a broad range of guests from a wide variety of age groups and economic and ethnic backgrounds. We believe our strong brand provides a foundation to maintain our category leadership position and drive profitability.
Exceptional Guest Experience. The strength of our value proposition lies in our ability to provide freshly prepared, high quality seafood in a vibrant, casual seaside-inspired atmosphere with attentive guest service at a compelling value. We believe the dining experiences we offer, coupled with an attractive price-to-value relationship, help us create long-term, loyal and highly satisfied guests, driving more frequent visits.
Differentiated Product Offerings. We deliver consistently executed, freshly prepared, made-to-order meals featuring a variety of specialty seafood in addition to a selection of non-seafood entrées, appetizers, desserts and alcoholic and non-alcoholic beverages.
Friendly Service. We are committed to delivering superior service to each guest, at each meal, every day. We strive to offer guests prompt, friendly and efficient service, keep wait staff-to-table ratios high and staff each restaurant with experienced managers who have undergone a 12 to 13-week manager-in-training program to ensure consistent and attentive service.
Compelling Value Proposition. We believe we are able to provide great value to our guests by offering a broad selection of menu items at a range of prices that accommodate various occasion and spending preferences of each guest. We enhance the value we offer our guests through menu and promotional innovation.
Proven Restaurant Operations. We nurture the growth of our brand by developing new and innovative offerings that appeal to our guests and that we believe promote sustainable sales and profit growth. We rely on market and product research, as well as testing and guest feedback, to develop new ideas and to mitigate the risks of implementation.
Track Record of Menu Innovation. We continually develop innovative new menu items, focusing on leveraging new culinary trends and techniques that address the needs of our guests. Red Lobster’s heritage of menu innovation includes widely recognized items such as dishes from our Wood-Fire Grill, our signature Cheddar Bay Biscuits® and popcorn shrimp.
Attractive Unit Economics. Our average annual sales for company-owned restaurants were approximately $3.7 million in fiscal year 2013, exceeding those of most comparable casual dining peers. Without compromising the guest experience, we continuously explore opportunities to increase productivity and reduce costs across every aspect of our business.
Strong and Healthy Restaurant Base. We are committed to providing a welcoming, comfortable dining environment where our guests can reconnect with family and friends, and enjoy the feeling reminiscent of being near the sea. As of November 24, 2013, we operate a well-diversified portfolio of 678 restaurants across 44 states in the United States and 27 restaurants across four provinces in Canada. Our company-owned restaurants generate compelling returns, including average annual sales of $3.7 million, and substantially all restaurants produced positive cash flows in fiscal year 2013.
Management Team with Proven Track Record. We have assembled a proven senior management team with substantial experience managing restaurant businesses, which includes operational, financial and marketing experience. Our senior management team has an average of 26 years of industry experience and our field management team has an average of over 20 years of experience working with Red Lobster.
Our Strategies and Goals
We believe the Separation will allow Red Lobster to pursue a more focused and aggressive business transformation strategy. Our goals are to drive profitable revenue growth and leverage our restaurant base to drive our return on investment, deliver strong free cash flow and pay a highly competitive dividend. To achieve these goals, we plan to pursue the following strategies:
Increase Restaurant Sales. We have one of the strongest and most recognizable restaurant brands in North America, and we believe that building on our leading market position to expand share of occasions and increase guest frequency is essential to our success. We believe we have the following opportunities to grow restaurant sales:
Renewed Focus on Quality, “Craveability” and Variety. Our culinary team intends to continue introducing innovative menu items that we believe appeal to our guests and match evolving consumer preferences. We expect to supplement this with equipment, systems and process changes to optimally cook and plate food and serve it while hot and fresh.
Improved Marketing and Promotional Strategy. We plan to continue to improve our limited-time offers and multimedia marketing campaigns. By promoting continuously evolving menu items at compelling value, we seek to drive traffic and maintain brand relevance.

Leverage Recently Remodeled Restaurants. In the near-term, we are focused on completing remodels to bring substantially all of our restaurants into the Bar Harbor image. As of November 24, 2013 we had 635 company-owned restaurants in the Bar Harbor image, which includes remodels, relocations and new construction, and we plan to complete approximately 10 additional remodels in fiscal 2014.
Streamline Restaurant Operations. We will strive to achieve optimal levels of efficiency and effectiveness by streamlining and simplifying our restaurant operations to improve execution. We expect to implement initiatives to optimize overhead costs in restaurant support functions by creating a lean stand-alone organization.
Pursue Unit Expansion Opportunities. We believe our international business represents a meaningful growth opportunity. As of November 24, 2013, we had 29 franchised international restaurants located across 5 countries and territories. After the consummation of the Separation, Darden will be the master franchisee of Red Lobster in the countries where those restaurants are located and in certain other countries where Darden is planning to expand its own international footprint. In such capacity, Darden will franchise the restaurants to independent third parties, and Red Lobster will receive royalty income.
Leverage Our Strong Brand for Consumer Packaged Goods in the Retail Channel. We intend to continue to leverage our Red Lobster brand in the retail channel by pursuing licensing opportunities, such as with Cheddar Bay Biscuits® mix, which is available at select national retailers including Walmart and Sam’s Club. We believe that licensing opportunities drive sales, increase brand awareness and further enhance the experience and value we provide to our guests.
The Separation
Overview
On December 19, 2013, Darden announced its plans for the complete legal and structural separation of Red Lobster from Darden, following which Red Lobster will be an independent, publicly traded company. Immediately following the Separation and Distribution, Darden shareholders as of the record date will own 100% of the outstanding shares of common stock of Red Lobster.
Before the Separation and Distribution, we will enter into a Separation and Distribution Agreement and several other agreements with Darden. These agreements will provide for the allocation between Red Lobster and Darden of various assets, liabilities and obligations (including transition services agreement, employees, employee benefits, intellectual property and tax-related assets). See “Certain Relationships and Related Party Transactions” included elsewhere in this Information Statement for more detail.
The Distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, Darden has the right not to complete the Separation and Distribution if, at any time, the Board of Directors of Darden determines, in its sole discretion, that the Separation and Distribution is not in the best interests of Darden or its shareholders, or that a sale or other alternative would be preferable for Darden or its shareholders, or that market conditions are such that it is not advisable to separate Red Lobster from Darden. See “The Separation and Distribution” included elsewhere in this Information Statement for more detail.
Questions and Answers About Red Lobster and the Separation and Distribution
What is Red Lobster and why is Darden separating Red Lobster’s business and distributing its stock?
Red Lobster is a wholly owned subsidiary of Darden that, along with its subsidiaries, will own substantially all assets and certain liabilities related to the operations of Darden’s Red Lobster restaurants following the Separation and Distribution. Darden will retain liabilities for certain claims and pre-closing gift card liabilities. See “Certain Relationships and Related Party Transactions—Agreements with Darden” included elsewhere in this Information Statement for more details. Red Lobster is the world's largest full-service dining seafood specialty restaurant operator. It offers an extensive menu featuring fresh fish, shrimp, crab, lobster, scallops and other seafood, in addition to a selection of non-seafood entrées, appetizers, desserts and alcoholic and non-alcoholic beverages in a casual atmosphere.
The Darden Board believes that separating Darden into two independent, publicly traded companies is in the best interests of Darden and its shareholders, and has concluded that the Separation and Distribution will provide each company with certain opportunities and benefits. Below is a summary of the material opportunities and benefits considered by the Darden Board:

•	Strategic Focus. Allow each independent company to design and implement corporate strategies and policies that are based on the specific business characteristics of its restaurant brands.

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Management Focus. Allow management of both companies to design and implement corporate strategies and policies that are based primarily on the specific business characteristics and strategic decisions of the respective companies.

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Management and Employee Incentives. Enable Red Lobster to create incentives for its management and employees that are more closely tied to its business performance and shareholder expectations. Separate equity-based compensation arrangements should more closely align the interests of Red Lobster’s management and employees with the interests of its shareholders and increase Red Lobster’s ability to attract and retain personnel.

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Capital Allocation/Capital Structure. Allow each company to tailor their respective allocation of capital and capital structure in accordance with cash flow profiles and strategies of their respective businesses.

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Investor Choice. Provide investors in each company with a more targeted investment opportunity with different investment and business characteristics, including different opportunities for growth, capital structure, business models and financial returns. This will allow investors to evaluate the separate and distinct merits, performance and future prospects of each company.

Why am I receiving this document?
Darden is delivering this document to you because you are a holder of common shares of Darden stock. You are entitled to receive shares of Red Lobster common stock for every shares of Darden common stock that you hold on the record date. This document will help you understand how the Separation and Distribution will affect your investment in Darden and your investment in Red Lobster after the Distribution.
How will the Separation and Distribution of Red Lobster be implemented?
The Separation will be accomplished through a series of transactions (the “Internal Restructurings”) in which substantially all assets and certain liabilities related to the operations of Darden's Red Lobster restaurants will be transferred to Red Lobster or entities that are, or will become prior to the Distribution, subsidiaries of Red Lobster in exchange for Red Lobster shares and cash (the “Contribution”). Darden will retain liabilities for certain claims and pre-closing gift card liabilities. See “Certain Relationships and Related Party Transactions—Agreements with Darden” included elsewhere in this Information Statement for more details.
In exchange for the Contribution, Red Lobster will (i) issue to Darden all of its outstanding common stock and (ii) transfer to Darden approximately $ million in cash proceeds from a new term loan and/or senior notes issued to third parties. The common stock of Red Lobster will be distributed by Darden to its shareholders as of the record date. As a result of these financing transactions, Darden will receive in connection with the Separation approximately $ million in cash, and Red Lobster will incur indebtedness of approximately $ million for which Red Lobster will not retain any cash following the Separation. In addition, in connection with the Separation, Red Lobster may enter into a revolving credit facility of up to $ million. See “Description of Financing Transactions and Material Indebtedness” included elsewhere in this Information Statement for more detail.
What will I receive in the Distribution?
Each shareholder of Darden will receive shares of Red Lobster common stock for every shares of Darden common stock held on the record date. Current holders of Darden common stock will also retain their shares of Darden common stock. See “The Separation and Distribution” included elsewhere in this Information Statement for more detail.
What is the record date for the Distribution?
Record ownership will be determined at the close of business on , 2014, which we refer to as the record date.
When will the Distribution occur?
We expect that the distribution agent, acting on behalf of Darden, will distribute the shares of Red Lobster common stock on , 2014, which we refer to as the Distribution Date.

What do shareholders need to do to participate in the Separation and Distribution?
You do not need to take any action to participate in the Separation and Distribution, but we urge you to read this entire document carefully. Shareholders who hold Darden common stock as of the record date will not be required to make any payment, surrender or exchange any shares of Darden common stock or take any other action to receive Red Lobster’s common stock in the Distribution. No shareholder approval of the Distribution is required or sought. We are not asking you for a vote and we are not requesting you to send us a proxy card. If you hold physical paper stock certificates for Darden, they are still valid and should not be destroyed.
Why is no shareholder vote required to approve the Separation and Distribution and its material terms?
Florida law does not require a shareholder vote to approve the Separation or Distribution because these transactions do not constitute a sale, lease, exchange or other disposition of all or substantially all of the assets of Darden.
If I sell, on or before the Distribution Date, shares of Darden common stock that I held on the record date, am I still entitled to receive shares of Red Lobster common stock distributable with respect to the shares of Darden common stock I sold?
Yes, if you own shares of Darden common stock at the close of business on the record date, you will be entitled to shares of Red Lobster common stock distributed pursuant to the Separation and Distribution. If you sell some or all of your shares of Darden common stock on or before the Distribution Date, you should consult with your stockbroker, bank or other nominee and discuss whether you want to sell your Darden common stock or the Red Lobster common stock you will receive in the Separation and Distribution, or both. See “The Separation and Distribution” included elsewhere in this Information Statement for more detail.
What are the conditions to the Distribution?
The Distribution is subject to final approval by the Board of Darden, as well as a number of additional conditions, including among others:

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the receipt of an opinion from Latham & Watkins LLP by Darden, in form and substance satisfactory to Darden, substantially to the effect that (i) the Internal Restructurings will qualify as transactions that are generally tax-free under Section 368(a) and/or Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) the Distribution will qualify as a transaction that is tax-free under Section 355 of the Code and (iii) the Distribution, together with the Contribution, will constitute a reorganization under Section 368(a)(1)(D) of the Code;

•	the United States Securities and Exchange Commission (the “SEC”) declaring effective the registration statement of which this Information Statement forms a part;

•	the Separation and Distribution Agreement will not have been terminated;

•	any government approvals and other material consents necessary to consummate the Distribution will have been obtained and be in full force and effect;

•	the completion of the financing required to pay the consideration to Darden under the Separation and Distribution Agreement and necessary to support the seasonal liquidity needs of Red Lobster; and

•	additional conditions as set forth in the Separation and Distribution Agreement.
We cannot assure you that all of these conditions will be met. Additionally, the Darden Board has the right to abandon the Separation and Distribution if any of the conditions are not fulfilled.
Can Darden decide to cancel the Distribution of Red Lobster stock even if all the conditions have been met?
Yes. Until the Distribution has occurred, Darden has the right to terminate the Distribution even if all the conditions are satisfied, if at any time the Board of Darden determines that the Distribution is not in the best interest of Darden or its shareholders, or that a sale or other alternative would be preferable for Darden or its shareholders, or the market conditions are such that it is not advisable to complete the Separation.

How will Darden distribute shares of Red Lobster common stock?
If you own Darden common stock as of the close of business on the record date, Darden, with the assistance of the distribution agent, will electronically issue whole shares of Red Lobster common stock by way of direct registration in book-entry form on the Distribution Date. Red Lobster will not issue paper stock certificates. If you are a registered shareholder (meaning you own your stock directly through an account with Darden’s transfer agent, Wells Fargo Bank, N.A. (“Wells Fargo” or the “transfer agent”)), Wells Fargo will mail you a book-entry account statement that reflects the number of whole shares of Red Lobster you own. If you own your shares of Darden through a bank or brokerage account, your bank or brokerage firm will credit your account with the Red Lobster shares. From and after the Distribution, certificates representing Darden common stock (CUSIP number 237194-10-5) will continue to represent Darden common stock, which at that point will include the Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Yard House®, Bahama Breeze®, Seasons 52® and Eddie V's Prime Seafood® brands. A different CUSIP number will be assigned to the common stock for Red Lobster.
How will fractional shares be treated in the Distribution?
Fractional shares will not be distributed in connection with the Distribution. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each shareholder of Darden who would otherwise have been entitled to receive a fractional share in the Distribution. See “The Separation and Distribution—Treatment of Fractional Shares” included elsewhere in this Information Statement for more detail.
What are the United States federal income tax consequences of the Distribution to Darden shareholders?
Darden expects to receive an opinion from the law firm of Latham & Watkins LLP substantially to the effect that (i) the Internal Restructurings will qualify as transactions that are generally tax-free under Section 368(a) and/or Section 355 of the Code, (ii) the Distribution will qualify as a transaction that is tax-free under Section 355 of the Code and (iii) the Distribution, together with the Contribution, will constitute a reorganization under Section 368(a)(1)(D) of the Code. Assuming the validity of the opinion, no material gain or loss will be recognized by Darden in connection with the Internal Restructurings, the Contribution and the Distribution and, except with respect to cash received in lieu of a fractional share of Red Lobster common stock, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Red Lobster common stock in the Distribution. You will recognize gain or loss for United States federal income tax purposes with respect to cash received in lieu of a fractional share of Red Lobster common stock.
The opinion will rely on certain facts and assumptions, and certain representations made by Red Lobster and Darden regarding the past and future conduct of our respective businesses and other matters.
For more information regarding the tax opinion and the potential United States federal income tax consequences to you of the Distribution, see “The Separation and Distribution—Material United States Federal Income Tax Consequences of the Distribution” included elsewhere in this Information Statement.
Each Darden shareholder is urged to consult its own tax advisor as to the specific tax consequences of the Distribution to such shareholder, including the effect of any state, local or non-United States tax laws and of changes in applicable tax laws.
How will I determine the tax basis I will have in the Red Lobster shares I receive in the Distribution?
Assuming that the Distribution is tax-free to Darden shareholders, the tax basis in Darden common stock you hold immediately prior to the Distribution will be allocated between such Darden common stock and Red Lobster common stock received in the Distribution in proportion to the relative fair market values of each immediately following the Distribution. See the section entitled “The Separation and Distribution—Material United States Federal Income Tax Consequences of the Distribution” included elsewhere in this Information Statement for a more detailed description of the effects of the Distribution on your tax basis in Darden common stock and Red Lobster common stock.
You should consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased Darden shares at different times or for different amounts) and regarding any particular consequences of the Distribution to you, including the application of state, local and non-United States tax laws.

Does Red Lobster plan to pay dividends?
It is our intention to pay a quarterly cash dividend to our common shareholders at an estimated initial rate of $ per share following the Separation. The declaration and payment of future dividends to holders of our common stock, however, will be at the discretion of Red Lobster’s Board and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that the Board deems relevant. There can be no assurance that we will continue to pay any dividend even if we commence the payment of dividends. The terms of our new credit facility and senior notes, as described in “Description of Financing Transactions and Material Indebtedness,” are expected to contain certain restrictions on our ability to declare or pay cash dividends.
What if I want to sell my common stock of Darden or Red Lobster?
Neither Darden nor Red Lobster makes any recommendations on the purchase, retention or sale of shares of Darden common stock or Red Lobster common stock to be distributed. You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. If you decide to sell any shares of Darden common stock after the record date, but before the Distribution Date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Darden common stock, the Red Lobster common stock you will be entitled to receive in the Distribution, or both. If you sell your Darden common stock prior to the record date or sell your entitlement to receive shares of Red Lobster common stock in the Distribution on or prior to the Distribution Date, you will not receive any shares of Red Lobster common stock in the Distribution. See “The Separation and Distribution—Trading Between the Record Date and Distribution Date” included elsewhere in this Information Statement for more detail.
Where will I be able to trade shares of Red Lobster common stock?
There currently is not a public market for Red Lobster common stock. We intend to apply to list Red Lobster common stock on the New York Stock Exchange under the symbol “ .” We anticipate that trading in shares of Red Lobster common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and including the Distribution Date and that “regular-way” trading in shares of Red Lobster common stock will begin on the first trading day following the Distribution Date. If trading begins on a “when-issued” basis, you may purchase or sell Red Lobster common stock up to and including the Distribution Date, but your transaction will not settle until after the Distribution Date. We cannot predict the trading prices for Darden common stock or Red Lobster common stock before, on or after the Distribution Date. For more information regarding “regular-way” trading and “when-issued” trading, see “The Separation and Distribution— Trading Between the Record Date and Distribution Date” included elsewhere in this Information Statement.
Will my shares of Darden common stock continue to trade?
Yes. Darden common stock will continue to be listed and trade on the New York Stock Exchange under the symbol “DRI.”
Will the Distribution of the common stock of Red Lobster affect the market price of my Darden shares?
Yes. As a result of the Distribution, the trading price of shares of Darden common stock immediately following the Distribution is expected to change from the trading price immediately prior to the Distribution because the trading price will no longer reflect the value of the current Red Lobster brand of Darden and its related assets and liabilities. Furthermore, until the market has fully analyzed the value of Darden after the Separation and Distribution, Darden may experience more stock price volatility than usual. It is possible that the combined trading prices of Darden common stock and Red Lobster common stock after the Distribution will be less than the trading price of shares of Darden common stock before the Distribution.
Are there risks to owning Red Lobster common stock?
Yes. Red Lobster’s business is subject to both general and specific risks relating to our business, the Separation (including our relationship with Darden) and our operation as an independent, publicly traded company. These risks are described in the section entitled “Risk Factors” included elsewhere in this Information Statement. We encourage you to read that section carefully.
What is the role of Wells Fargo in the Distribution?
Wells Fargo is expected to have three roles in the Distribution. Wells Fargo currently serves and will continue to serve as Darden’s transfer agent and registrar. Wells Fargo is also expected to serve as the distribution agent in the Distribution and to assist Darden in the distribution of the stock of Red Lobster to Darden shareholders. In addition, Wells Fargo is expected to serve as Red Lobster’s transfer agent and registrar following the Distribution.
What are the financing plans for Red Lobster?
We have not yet finalized our post spin-off capitalization, however, we currently expect to incur up to $ million in aggregate principal amount of indebtedness in connection with the Separation and Distribution, including a new term loan and/or senior notes issued to third parties. We may also enter into a revolving credit facility of up to $ million. It is anticipated that the revolving credit facility and cash on hand will provide sufficient funds for our working capital and general corporate needs.
See “Description of Financing Transactions and Material Indebtedness” included elsewhere in this Information Statement for a description of the expected terms of the new credit facility and senior notes.
What will the relationship be between Darden and Red Lobster after the Separation and Distribution?
Following the Separation and Distribution, Red Lobster will be an independent, publicly owned company and Darden will have no continuing stock ownership interest in Red Lobster. In conjunction with the Separation and Distribution, Red Lobster will have entered into a Separation and Distribution Agreement and several other agreements with Darden for the purpose of allocating between Red Lobster and Darden various assets, liabilities and obligations (including with respect to legal claims, contracts, employees, intellectual property and tax-related assets and liabilities). These agreements will also govern Red Lobster’s relationship with Darden following the Separation and Distribution and will provide arrangements for certain existing commercial relationships, intellectual property matters, employee matters, tax matters and other liabilities and obligations attributable to periods before and, in some cases, after the Separation and Distribution. These agreements will also include arrangements for transitional services. The Separation and Distribution Agreement will provide that Red Lobster will indemnify Darden against any and all liabilities arising out of Red Lobster’s business, and that Darden will indemnify Red Lobster against any and all liabilities arising out of Darden’s business. We describe these agreements in more detail under “Certain Relationships and Related Party Transactions.”
Where can Darden shareholders get more information?
If you have any questions relating to the Separation and Distribution, Red Lobster common stock or Darden common stock, you should contact Darden’s investor relations department at (407) 245-5288.

Summary Selected Historical and Unaudited Pro Forma Combined Financial Data
The following table presents the summary selected historical and unaudited pro forma combined financial and operating data for Red Lobster. The selected historical combined financial and other operating data includes all revenues, costs, assets and liabilities directly attributable to Red Lobster and which have been used in managing and operating the Red Lobster business as part of Darden. We derived the combined operating data for the six months ended November 24, 2013 and November 25, 2012 and the combined balance sheet data as of November 24, 2013 from the Company’s unaudited combined financial statements, which are included elsewhere in this Information Statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. We derived the combined operating data for the three years ended May 26, 2013, and the combined balance sheet data as of May 26, 2013 and May 27, 2012, as set forth below, from the Company’s audited combined financial statements, which are included elsewhere in this Information Statement. We derived the combined balance sheet data as of May 29, 2011 from the Company’s unaudited combined financial statements that are not included in this Information Statement. We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2013, 2012 and 2011 consisted of 52 weeks.
The summary unaudited pro forma combined financial data as of and for the six months ended November 24, 2013 and for the fiscal year ended May 26, 2013 have been prepared to reflect the expected impact of events directly attributable to the Separation and Distribution and related transaction agreements that are factually supportable, and for the purposes of the statement of earnings, are expected to have a continuing impact on us. However, such adjustments are subject to change based on finalization of the terms of the Separation and Distribution and related agreement. The unaudited pro forma combined statements of operations data for the six months ended November 24, 2013 and the fiscal year ended May 26, 2013 reflect our results as if the Separation and Distribution and related transactions described below had occurred on May 28, 2012. The unaudited pro forma combined balance sheet data as of November 24, 2013 reflects our results as if the Separation and Distribution related transactions described below had occurred as of such date. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances. These unaudited pro forma combined financial statements include adjustments to reflect the following:

•	the contribution to us of substantially all assets and certain liabilities related to the operations of Darden's Red Lobster restaurants;

•	the distribution of shares of our common stock by Darden to its shareholders and the elimination of historical parent company investment;

•	the anticipated post-Distribution capital structure, as more fully described in the notes to the unaudited pro forma condensed combined financial statements; and

•
the impact of, and transactions contemplated by, the Separation and Distribution Agreement, Tax Matters Agreement, Transition Services Agreement, Employee Matters Agreement and other agreements described under “Certain Relationships and Related Party Transactions” between us and Darden and the provisions contained therein.

The unaudited pro forma combined financial statement data presented below are not necessarily indicative of our results of operations or financial condition had the Separation and Distribution and our anticipated post-Separation capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.
You should read this summary financial and operating data together with “Unaudited Pro Forma Combined Financial Statements,” “Capitalization,” “Selected Historical Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this Information Statement. Among other things, the combined financial statements included in this Information Statement include more detailed information regarding the basis of presentation for the information in the following table.

	Pro forma for the Six Months Ended	Six Months Ended		Pro Forma for the Fiscal Year Ended	Fiscal Year Ended
(in millions, except per share data)	November 24, 2013	November 24, 2013	November 25, 2012	May 26, 2013	May 26, 2013	May 27, 2012	May 29, 2011
Operating Results	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$	$1,188.1	$1,250.4	$	$2,625.1	$2,669.8	$2,520.2
Total cost of sales, excluding restaurant depreciation and amortization (1)		960.6	978.5		2,043.5	2,077.0	1,916.4
Selling, general and administrative		154.9	152.0		296.4	281.6	280.1
Depreciation and amortization		63.4	57.4		115.9	107.7	98.2
Interest, net		—	—		—	—	—
Total costs and expenses	$	$1,178.9	$1,187.9	$	$2,455.8	$2,466.3	$2,294.7
Earnings before income taxes		9.2	62.5		169.3	203.5	225.5
Income taxes		1.0	15.9		43.2	58.2	65.5
Net earnings	$	$8.2	$46.6	$	$126.1	$145.3	$160.0

	Pro forma for the Six Months Ended			Pro Forma for the Fiscal Year Ended
	November 24, 2013			May 26, 2013
Earnings Per Share:	(Unaudited)			(Unaudited)
Basic	$			$
Diluted	$			$
	Pro forma as of	As of			As of
	November 24, 2013	November 24, 2013			May 26, 2013	May 27, 2012	May 29, 2011
Financial Position	(Unaudited)	(Unaudited)					(Unaudited)
Cash and cash equivalents	$	$23.7			$25.6	$26.1	$28.0
Total assets	$	$1,479.6			$1,379.3	$1,380.4	$1,247.9
Total debt	$	$—			$—	$—	$—

(1)	Excludes restaurant depreciation and amortization of $ million, $63.3 million, $57.4 million, $ million, $115.8 million, $107.5 million, $98.1 million, respectively.

RISK FACTORS
You should carefully consider each of the following risk factors and all of the other information set forth in this Information Statement. The risk factors generally have been separated into three groups: (1) risks relating to our business; (2) risks relating to the Separation and Distribution; and (3) risks relating to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our Company in each of these categories of risks. However, the risks and uncertainties our Company faces are not limited to those set forth in the risk factors described below. Additional risks and uncertainties not presently known to us that more broadly affect the economy or financial markets or that we currently believe to be immaterial may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.
If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.
Risks Relating to Our Business
We are subject to a number of risks relating to public policy changes and federal, state and local regulation of our business, including in the areas of health care reform, environmental matters, unionization, data privacy, menu labeling, immigration requirements and taxes, and an insufficient or ineffective response to government regulation may impact our cost structure, operational efficiencies and talent availability.
The restaurant industry is subject to extensive federal, state, local and international laws and regulations. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to building, zoning, land use, environmental, traffic and other regulations and requirements. We are subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards and the sale of alcoholic beverages. We are subject to laws and regulations relating to the preparation and sale of food, including regulations regarding product safety, nutritional content and menu labeling. We are subject to federal and state laws governing minimum wages, unionization and other labor issues. These include the Fair Labor Standards Act of 1938 and requirements concerning overtime, paid or family leave, tip credits, working conditions and safety standards. They also include the Immigration Reform and Control Act of 1986, which requires among other things the preparation of Form I-9 to verify that employees are authorized to accept employment in the United States.
We also are subject to federal and state laws which prohibit discrimination and other laws regulating the design and operation of facilities, such as the Americans with Disabilities Act. Compliance with these laws and regulations can be costly and increase our exposure to litigation and governmental proceedings, and a failure or perceived failure to comply with these laws could result in negative publicity that could harm our reputation. New or changing laws and regulations relating to union organizing rights and activities may impact our operations at the restaurant level and increase our cost of labor.
The Affordable Care Act was enacted in March 2010. We continue to evaluate the potential impacts of this new law on our business and accommodate various parts of the law as they take effect. There are no assurances that a combination of cost management and price increases can accommodate all of the costs associated with compliance. We did not receive tax-free subsidies for providing prescription drugs to retirees under Medicare Part D. Therefore, we have no deferred tax assets associated with our retiree medical plan that would be impacted by this law. The Affordable Care Act also requires restaurant companies such as ours to disclose calorie information on their menus. We do not expect to incur any material costs from compliance with this provision, but cannot anticipate any changes in guest behavior resulting from the implementation of this portion of the law, which could have an adverse effect on our sales or results of operations. We are also reviewing the potential impacts of new laws associated with health care passed by various states.
We are subject to a variety of federal, state and local laws and regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. There also has been increasing focus by U.S. and overseas governmental authorities on other environmental matters, such as climate change, the reduction of greenhouse gases and water consumption. This increased focus may lead to new initiatives directed at regulating an as yet unspecified array of environmental matters, such as the emission of greenhouse gases, where “cap and trade” initiatives could effectively impose a tax on carbon emissions. Legislative, regulatory or other efforts to combat climate change or other environmental concerns could result in future increases in the cost of raw materials, taxes, transportation and utilities, which could decrease our operating profits and necessitate future investments in facilities and equipment.

We are subject to laws relating to information security, privacy, cashless payments and consumer credit, protection and fraud. An increasing number of governments and industry groups worldwide have established data privacy laws and standards for the protection of personal information, including social security numbers, financial information (including credit card numbers) and health information. Compliance with these laws and regulations can be costly, and any failure or perceived failure to comply with those laws could harm our reputation or lead to litigation, which could adversely affect our financial condition.
The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or an insufficient or ineffective response to significant regulatory or public policy issues, could increase our cost structure, operational efficiencies and talent availability, and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. Compliance with these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.
We may be subject to increased labor and insurance costs.
Our restaurant operations are subject to United States and Canadian federal and state laws governing such matters as minimum wages, working conditions, overtime and tip credits. As federal and state minimum wage rates increase, we may need to increase not only the wages of our minimum wage employees but also the wages paid to employees at wage rates that are above minimum wage. Labor shortages, increased employee turnover and health care mandates could also increase our labor costs. This in turn could lead us to increase prices which could impact our sales. Conversely, if competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline. In addition, the current premiums that we pay for our insurance (including workers’ compensation, general liability, property, health, and directors’ and officers’ liability) may increase at any time, thereby further increasing our costs. The dollar amount of claims that we actually experience under our workers’ compensation and general liability insurance, for which we carry high per-claim deductibles, may also increase at any time, thereby further increasing our costs. Further, the decreased availability of property and liability insurance has the potential to negatively impact the cost of premiums and the magnitude of uninsured losses.
We may lose sales or incur increased costs if our restaurants experience shortages or interruptions in the delivery of food and other products from our third party vendors and suppliers.
Shortages or interruptions in the supply of food items and other supplies to our restaurants may be caused by inclement weather; natural disasters such as hurricanes, tornadoes, floods, droughts and earthquakes; diseases, such as Early Mortality Syndrome in the shrimp population; the inability of our vendors to obtain credit in a tightened credit market or remain solvent given disruptions in the financial markets; or other conditions beyond our control. Such shortages or interruptions could adversely affect the availability, quality and cost of the items we buy and the operations of our restaurants. We may have a limited number of suppliers for certain products. Supply chain risk could increase our costs and limit the availability of products that are critical to our restaurant operations. If we raise prices as a result of increased food costs or shortages, it may negatively impact our sales. If we temporarily close a restaurant or remove popular items from a restaurant’s menu, that restaurant may experience a significant reduction in sales during the time affected by the shortage or thereafter as a result of our guests changing their dining habits.
A failure to recruit, develop and retain effective leaders, the loss or shortage of personnel with key capacities and skills, or an inability to adequately monitor and proactively respond to employee dissatisfaction could jeopardize our ability to meet our growth targets.
Our future growth depends substantially on the contributions and abilities of key executives and other employees. Our future growth also depends substantially on our ability to recruit and retain high-quality employees to work in and manage our restaurants. We must continue to recruit, retain and motivate management and other employees in order to maintain our current business and support our projected growth. A failure to maintain appropriate organizational capacity and capability to support leadership excellence (adequate resources, innovative skill sets and expectations) and build adequate bench strength required for growth, a loss of key employees or a significant shortage of high-quality restaurant employees, and an inability to adequately monitor and proactively respond to employee dissatisfaction could lead to poor guest satisfaction, higher turnover, litigation and unionization, which could jeopardize our ability to meet our growth targets.
Litigation, including allegations of illegal, unfair or inconsistent employment practices, may adversely affect our business, financial condition and results of operations.
Our business is subject to the risk of litigation by employees, guests, suppliers, shareholders, government agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. These actions and proceedings may involve allegations of illegal, unfair or inconsistent employment practices, including wage and hour violations and employment discrimination; guest discrimination; food safety issues including poor food quality, foodborne illness, food tampering, food contamination, and adverse health effects from consumption of various food products or high-calorie foods (including obesity); other personal injury; violation of “dram shop” laws (providing an injured party with recourse against an establishment that serves alcoholic beverages to an intoxicated party who then causes injury to himself or a third party); trademark infringement; violation of the federal securities laws; or other concerns. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may be significant. There may also be adverse publicity associated with litigation that could decrease guest acceptance of our brand, regardless of whether the allegations are valid or we ultimately are found liable. Litigation could impact our operations in other ways as well. Allegations of illegal, unfair or inconsistent employment practices, for example, could adversely affect employee acquisition and retention. As a result, litigation may adversely affect our business, financial condition and results of operations.
A failure to address cost pressures, including rising costs for commodities, health care and utilities used by our restaurants, and a failure to effectively deliver cost management activities and achieve economies of scale in purchasing, could compress our margins and adversely affect our sales and results of operations.
Our results of operations depend significantly on our ability to anticipate and react to changes in the price and availability of food, ingredients, health care, utilities, unemployment and other related costs over which we may have little control. Operating margins for our restaurants are subject to changes in the price and availability of food commodities, including shrimp, lobster, crab and other seafood, as well as beef, pork, chicken, cheese and produce. The introduction of or changes to tariffs on imported shrimp or other food products could increase our costs and possibly impact the supply of those products. We attempt to leverage our size to achieve economies of scale in purchasing, but there can be no assurances that we can always do so effectively. We are subject to the general risks of inflation. Our restaurants’ operating margins are also affected by fluctuations in the price of utilities such as electricity and natural gas, whether as a result of inflation or otherwise, on which the restaurants depend for their energy supply. In addition, interruptions to the availability of gas, electric, water or other utilities, whether due to aging infrastructure, weather conditions, fire, animal damage, trees, digging accidents or other reasons largely out of our control, may adversely affect our operations. Our inability to anticipate and respond effectively to an adverse change in any of these factors could have a significant adverse effect on our sales and results of operations.
Disruptions in the financial and credit markets may adversely impact consumer spending patterns and affect the availability and cost of credit.
Our ability to make scheduled payments or to refinance our debt and to obtain financing for general corporate and commercial purposes will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and to financial, business and other factors beyond our control. Global credit markets and the financial services industry have been experiencing a period of unprecedented turmoil over the last few years, characterized by the bankruptcy, failure or sale of various financial institutions and an unprecedented level of intervention from the United States and other governments. These events may adversely impact the availability of credit already arranged, and the availability and cost of credit in the future. Although we believe that the sources of capital in place at the time of the Distribution should allow us to finance our operations for the foreseeable future on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be affected by many factors, including: (1) our financial performance, (2) our credit ratings or absence of a credit rating and (3) the liquidity of the overall capital markets. There can be no assurances that we will be able to arrange credit on terms we believe are acceptable or that permit us to finance our business with historical margins.
The lack of credit, along with the macroeconomic factors previously discussed, may have an adverse impact on certain of our suppliers, landlords and other tenants in retail centers in which we are located. If these issues continue or worsen, they could further materially impact these parties, which in turn could negatively affect our financial results. Any new or continuing disruptions in the financial markets may also adversely affect the U.S. and world economy, which could negatively impact consumer spending patterns. There can be no assurances as to how or when this period of turmoil will be resolved.
Volatility in the market value of derivatives we use to hedge exposures to fluctuations in commodity prices may cause volatility in our gross margins and net earnings.
We may use derivatives to hedge price risk for some of our principal ingredient and energy costs, including but not limited to coffee, butter, wheat, soybean oil, pork, beef, diesel fuel, gasoline and natural gas. Changes in the values of these derivatives are recorded in earnings currently, resulting in volatility in both gross margin and net earnings. Gains and losses are reported as a component of cost of sales in our combined statements of earnings included in our consolidated financial statements. We may experience volatile earnings as a result of these accounting treatments.
Certain economic and business factors specific to the restaurant industry and other general macroeconomic factors including unemployment, energy prices and interest rates that are largely out of our control may adversely affect consumer behavior and our results of operations.
Our business results depend on a number of industry specific and general economic factors, many of which are beyond our control. The full service dining sector of the restaurant industry is affected by changes in international, national, regional and local economic conditions, seasonal fluctuation of sales volumes, consumer spending patterns and consumer preferences, including changes in consumer tastes and dietary habits, and the level of consumer acceptance of our restaurant brand. The performance of individual restaurants may also be adversely affected by factors such as demographic trends, severe weather including hurricanes, traffic patterns and the type, number and location of competing restaurants.
General economic conditions may also adversely affect our results of operations. Recessionary economic cycles, a protracted economic slowdown, a worsening economy, increased unemployment, increased energy prices, rising interest rates, a downgrade of the U.S. government's long-term credit rating, the European debt crisis, or other industry wide cost pressures could affect consumer behavior and spending for restaurant dining occasions and lead to a decline in sales and earnings. Job losses, foreclosures, bankruptcies and falling home prices could cause guests to make fewer discretionary purchases, and any significant decrease in our guest traffic or average profit per transaction will negatively impact our financial performance. In addition, if gasoline, natural gas, electricity and other energy costs increase, and credit card, home mortgage and other borrowing costs increase with rising interest rates, our guests may have lower disposable income and reduce the frequency with which they dine out, may spend less on each dining out occasion, or may choose more inexpensive restaurants.
Furthermore, we cannot predict the effects that actual or threatened armed conflicts, terrorist attacks, efforts to combat terrorism, heightened security requirements, or a failure to protect information systems for critical infrastructure, such as the electrical grid and telecommunications systems, could have on our operations, the economy or consumer confidence generally. Any of these events could affect consumer spending patterns or result in increased costs for us due to security measures.
Unfavorable changes in the above factors or in other business and economic conditions affecting our guests could increase our costs, reduce traffic in some or all of our restaurants or impose practical limits on pricing, any of which could lower our profit margins and have a material adverse effect on our financial condition and results of operations.
Failure of our internal controls over financial reporting and future changes in accounting standards may cause adverse unexpected operating results, affect our reported results of operations or otherwise harm our business and financial results.
Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. A significant financial reporting failure or material weakness in internal control over financial reporting could cause a loss of investor confidence, a decline in the market price of our common stock and/or an increase in our cost of debt.
A change in accounting standards can have a significant effect on our reported results and may affect our reporting of transactions before the change is effective. New pronouncements and varying interpretations of pronouncements have occurred and may occur in the future. Changes to existing accounting rules or the questioning of current accounting practices may adversely affect our reported financial results. Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to, revenue recognition, fair value of investments, impairment of long-lived assets, leases and related economic transactions, derivatives, intangibles, self-insurance, income taxes, property and equipment, unclaimed property laws and litigation, and stock-based compensation are highly complex and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us could significantly change our reported or expected financial performance.

Our failure to drive both short-term and long-term profitable sales growth through brand relevance, operating excellence and opening new restaurants could result in poor financial performance.
We may not be able to maintain brand relevance and restaurant operating excellence to achieve sustainable restaurant sales growth and warrant new unit growth. Short-term sales growth could be impacted if we are unable to drive near term guest count growth, and long-term sales growth could be impacted if we fail to extend our brand in ways that are relevant to our guests. A failure to define and deliver a clear, relevant brand that generates sustainable same-restaurant traffic growth and produce non-traditional sales and earnings growth opportunities, or to evolve in-restaurant and brand support cost structures so that competitively strong sales growth results in stable and improving profit margins, could have an adverse effect on our results of operations. In addition, we may not be able to support new unit growth in the future, and the new restaurants that we may ultimately open may not be profitable or as profitable as our existing restaurants.
A failure to identify and execute innovative marketing and guest relationship tactics, ineffective or improper use of other marketing initiatives, and increased advertising and marketing costs, could adversely affect our results of operations.
If our competitors increase their spending on advertising and promotions, if our advertising, media or marketing expenses increase, if our advertising and promotions become less effective than those of our competitors, or if we do not adequately leverage technology and data analytic capabilities needed to generate concise competitive insight, we could experience a material adverse effect on our results of operations. A failure to sufficiently innovate, develop guest relationship initiatives, or maintain adequate and effective advertising could inhibit our ability to maintain brand relevance and drive increased sales.
We face intense competition, and if we have an insufficient focus on competition and the consumer landscape, our business, financial condition and results of operations would be adversely affected.
The full service dining sector of the restaurant industry is intensely competitive with respect to pricing, service, location, personnel and type and quality of food, and there are many well-established competitors. We compete within each market with national and regional restaurant chains and locally-owned restaurants. We also face growing competition as a result of the trend toward convergence in grocery, deli and restaurant services, particularly growth of the fast casual segment offering convenience, low prices, substitutable variety and quality ingredients. We compete primarily on the quality, variety and value perception of menu items. The number and location of restaurants, type of brand, quality and efficiency of service, attractiveness of facilities and effectiveness of advertising and marketing programs are also important factors. We anticipate that intense competition will continue with respect to all of these factors. If we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.
A decline in the quality of the locations of our current restaurants may adversely affect our sales and results of operations.
The success of our restaurants depends in large part on their locations. As demographic and economic patterns change, current locations may not continue to be attractive or profitable. Possible declines in neighborhoods where our restaurants are located or adverse economic conditions in areas surrounding those neighborhoods could result in reduced sales in those locations. In addition, the relocation of existing restaurants may not be available at an acceptable cost when we identify a particular opportunity for a relocation. The occurrence of one or more of these events could have a significant adverse effect on our sales and results of operations.
We may experience higher-than-anticipated costs associated with the closing, relocating and remodeling of existing restaurants, which may adversely affect our results of operations.
Our sales and expenses can be impacted significantly by the number and timing of the closing, relocating and remodeling of existing restaurants. We incur substantial expenses when we close, relocate or remodel existing restaurants. The expenses of closing, relocating or remodeling any of our restaurants may be higher than anticipated. An increase in such expenses could have an adverse effect on our results of operations.
We face a variety of risks associated with doing business with franchisees, business partners and vendors in foreign markets.
After the consummation of the Separation, Darden will be the master franchisee of Red Lobster in the markets where Red Lobster area development and franchise agreements have already been signed and in certain other countries where Darden is planning to expand its own international footprint. In such capacity, Darden will franchise the restaurants to independent third parties, and Red Lobster will receive royalty income.

Our expansion into international markets could create risks to our brand and reputation. We believe that Darden has selected high-caliber international operating partners and franchisees with significant experience in restaurant operations, and provided them with training and support. However, the probability of opening, ultimate success and quality of any franchise restaurant rests with the franchisee. If the franchisee does not successfully open or operate its restaurants in a manner consistent with our standards, or guests have negative experiences due to issues with food quality or operational execution, our brand values could suffer, which could have an adverse effect on our business.
There also is no assurance that international operations will be profitable or that international growth will continue. Our international operations are subject to all of the same risks associated with our domestic operations, as well as a number of additional risks. These include, among other things, international economic and political conditions, foreign currency fluctuations, and differing cultures and consumer preferences.
Red Lobster and Darden also are subject to governmental regulations throughout the world that impact the way we do business with our international franchisees and vendors. These include antitrust and tax requirements, anti-boycott regulations, import/export/customs regulations and other international trade regulations, the USA Patriot Act, the Foreign Corrupt Practices Act, and applicable local law. Failure to comply with any such legal requirements could subject us to monetary liabilities and other sanctions, which could harm our business, results of operations and financial condition.
Health concerns arising from food-related pandemics, outbreaks of flu viruses or other diseases may have an adverse effect on our business.
The United States and other countries have experienced, or may experience in the future, outbreaks of viruses, such as norovirus, avian flu or “SARS”, H1N1 or “swine flu” or other diseases such as bovine spongiform encephalopathy, commonly known as “mad cow disease.” To the extent that a virus or disease is foodborne, or perceived to be foodborne, future outbreaks may adversely affect the price and availability of certain food products and cause our guests to eat less of a product, or could reduce public confidence in food handling and/or public assembly. For example, health concerns relating to the consumption of beef or to specific events such as an outbreak of “mad cow disease” may adversely impact sales of beef menu items. In addition, public concern over avian flu may cause fear about the consumption of chicken, eggs and other products derived from poultry. The inability to serve beef or poultry-based products would restrict our ability to provide a variety of menu items to our guests. If we change a restaurant menu in response to such concerns, we may lose guests who do not prefer the new menu, and we may not be able to attract a sufficient new guest base to produce the sales needed to make the restaurant profitable. We also may have different or additional competitors for our intended guests as a result of such a change and may not be able to successfully compete against such competitors. If a virus is transmitted by human contact, our employees or guests could become infected, or could choose, or be advised, to avoid gathering in public places, any of which could adversely affect our restaurant guest traffic, and our ability to adequately staff our restaurants, receive deliveries on a timely basis or perform functions at the corporate level. We also could be adversely affected if jurisdictions in which we have restaurants impose mandatory closures, seek voluntary closures or impose restrictions on operations. Even if such measures are not implemented and a virus or other disease does not spread significantly, the perceived risk of infection or significant health risk may adversely affect our business.
A failure to maintain food safety throughout the supply chain and foodborne illness concerns may have an adverse effect on our business.
Food safety is a top priority, and we dedicate substantial resources to ensuring that our guests enjoy safe, quality food products. However, food safety issues could be caused at the point of source or by food suppliers or distributors and, as a result, be out of our control. In addition, regardless of the source or cause, any report of foodborne illnesses such as E. coli, hepatitis A, trichinosis or salmonella, and other food safety issues including food tampering or contamination, at one of our restaurants could adversely affect the reputation of our brand and have a negative impact on our sales. Even instances of foodborne illness, food tampering or food contamination occurring solely at restaurants of our competitors could result in negative publicity about the food service industry generally and adversely impact our sales. The occurrence of foodborne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, resulting in higher costs and lower margins.
Unfavorable publicity, or a failure to respond effectively to adverse publicity, could harm our reputation and adversely impact our guest counts and sales.
The good reputation of our restaurant brand is a key factor in the success of our business. Negative publicity may result from allegations of illegal, unfair or inconsistent employment practices, employee dissatisfaction, guest discrimination, illness, injury, or any of the other matters discussed above that could give rise to litigation. Regardless of whether the allegations or complaints are valid, unfavorable publicity relating to a limited number of our restaurants, or only to a single restaurant, could adversely affect public perception of the entire brand. Negative publicity also may result from health concerns including food safety and flu outbreaks, publication of government or industry findings concerning food products, environmental disasters, crime incidents, data privacy breaches, scandals involving our employees, or operational problems at our restaurants, all of which could make our brand and menu offerings less appealing to our guests and negatively impact our guest counts and sales. Adverse publicity and its effect on overall consumer perceptions of our brand, or our failure to respond effectively to adverse publicity, could have a material adverse effect on our business.
We rely heavily on information technology in our operations, and insufficient guest or employee facing technology, or a failure to maintain a continuous and secure cyber network, free from material failure, interruption or security breach could harm our ability to effectively operate our business and/or result in the loss of respected relationships with our guests or employees.
We rely heavily on information systems across our operations, including for marketing programs, employee engagement, management of our supply chain, point-of-sale processing system in our restaurants, and various other processes and transactions. Our ability to effectively manage our business and coordinate the production, distribution and sale of our products depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems including after separating from Darden, a material network breach in the security of these systems as a result of a cyber attack, or any other failure to maintain a continuous and secure cyber network could result in substantial harm or inconvenience to us or an individual. This could include the theft of our intellectual property or trade secrets, or the improper use of personal information or other “identity theft.” Each of these situations or data privacy breaches may cause delays in guest service, reduce efficiency in our operations, require significant capital investments to remediate the problem, or result in negative publicity that could harm our reputation
Our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media could materially adversely impact our business.
There has been a marked increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. Information posted on such platforms at any time may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate without affording us an opportunity for redress or correction. The dissemination of information online could harm our business, prospects, financial condition, and results of operations, regardless of the information's accuracy.
As part of our marketing efforts, we rely on search engine marketing and social media platforms such as Facebook® and Twitter® to attract and retain guests. In addition, a variety of risks are associated with the use of social media, including the improper disclosure of proprietary information, negative comments about our company, exposure of personally identifiable information, fraud, or out-of-date information. The inappropriate use of social media vehicles by our guests or employees could increase our costs, lead to litigation or result in negative publicity that could damage our reputation.
Adverse weather conditions and natural disasters could adversely affect our restaurant sales.
Adverse weather conditions can impact guest traffic at our restaurants, cause the temporary underutilization of outdoor patio seating and, in more severe cases such as hurricanes, tornadoes or other natural disasters, cause temporary closures, sometimes for prolonged periods, which would negatively impact our restaurant sales. Changes in weather could result in construction delays, interruptions to the availability of utilities, and shortages or interruptions in the supply of food items and other supplies, which could increase our costs. Some climatologists predict that the long-term effects of climate change and global warming may result in more severe, volatile weather or extended droughts, which could increase the frequency of weather impacts on our operations.
Our inability or failure to execute on a comprehensive business continuity plan following a major natural disaster such as a hurricane or manmade disaster, including terrorism, at our corporate facility could materially adversely impact our business.
Many of our corporate systems and processes and corporate support for our restaurant operations are centralized at one Florida location. We have disaster recovery procedures and business continuity plans in place to address most events of a crisis nature, including hurricanes and other natural disasters, and back up and off-site locations for recovery of electronic and other forms of data and information. However, if Darden is unable to fully implement those disaster recovery plans, or if we are unable to implement stand-alone disaster recovery plans if the Transition Services Agreement has been terminated, we may experience delays in recovery of data, inability to perform vital corporate functions, tardiness in required reporting and compliance, failures to adequately support field operations and other breakdowns in normal communication and operating procedures that could have a material adverse effect on our financial condition, results of operation and exposure to administrative and other legal claims.
Failure to protect our service mark or other intellectual property could harm our business.
We regard our Red Lobster® service mark as having significant value and being important to our marketing efforts. We rely on a combination of protections provided by contracts, copyrights, patents, trademarks, service marks and other common law rights, such as trade secret and unfair competition laws, to protect our restaurants and services from infringement. We have registered certain trademarks and service marks in the United States and foreign jurisdictions. However, we are aware of names and marks identical or similar to our service mark being used from time to time by other persons. Although our policy is to oppose any such infringement, further or unknown unauthorized uses or other misappropriation of our trademark or service mark could diminish the value of our brand and adversely affect our business. In addition, effective intellectual property protection may not be available in every country in which we have or intend to open or franchise a restaurant. Although we believe we have taken appropriate measures to protect our intellectual property, there can be no assurance that these protections will be adequate, and defending or enforcing our service mark and other intellectual property could result in the expenditure of significant resources.
Risks Relating to the Separation and Distribution
We may be unable to achieve some or all of the benefits that we expect to achieve as an independent, publicly traded company, and we may not enjoy certain benefits we enjoyed as a part of Darden’s business.
There is a risk that our Company may be more susceptible to market fluctuations and other adverse events than we would have otherwise been were we still a part of the current Darden. As part of Darden, we were able to enjoy certain benefits from Darden’s operating diversity, purchasing and borrowing leverage, and available capital for investments. We may not be able to achieve some or all of the benefits that we expect to achieve as an independent, publicly traded company.
We have no operating history as an independent, publicly traded company, and our historical and unaudited pro forma combined financial statements are not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be reliable indicators of our future results.
The historical and unaudited pro forma combined financial statements included in this Information Statement do not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as an independent, publicly traded company during the periods presented or those that we will achieve in the future, primarily as a result of the following factors:

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Prior to the Separation and Distribution, our business was operated by Darden as part of its broader corporate organization, rather than as an independent company. Darden or one of its subsidiaries performed various corporate functions for us, including, but not limited to, tax administration, treasury activities, accounting, information technology services, human resources, legal, ethics and compliance program administration, real estate management, investor and public relations, certain governance functions (including internal audit) and external reporting. Our historical and unaudited pro forma combined financial statements reflect allocations of corporate expenses from Darden for these and similar functions. These allocations may be more or less than the comparable expenses we would have incurred had we operated as an independent, publicly traded company.

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Currently, the Red Lobster brand is integrated with the other restaurant brands of Darden. Historically, we have shared economies of scope and scale in costs, employees and supplier relationships. While we expect to enter into transition agreements that will govern certain relationships between us and Darden after the Separation and Distribution, those arrangements may not capture all the benefits that our business has enjoyed as a result of being integrated with the other businesses of Darden. The loss of some or all of these benefits could have an adverse effect on our business, results of operations and financial condition following the completion of the Separation and Distribution.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs as a result of the Separation and Distribution.
Following the completion of the Distribution, Darden will be contractually obligated to provide to us only those transition services specified in the Transition Services Agreement and the other agreements we enter into with Darden in connection with the Separation and Distribution. The expiration date of the Transition Services Agreement varies by service provided, but is generally no longer than months from the Distribution Date. We may be unable to replace in a timely manner or on comparable terms the services or other benefits that Darden previously provided to us. Upon the expiration of the Transition Services Agreement or other agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third parties, and we expect that, in some instances, we will incur higher costs to obtain such services than we incurred prior to the Separation and Distribution or under the terms of such agreements. If Darden does not effectively perform the transition services and the other services that are called for under the Transition Services Agreement and other agreements, we may not be able to operate our business effectively and our profitability may decline. After the expiration of the Transition Services Agreement and the other agreements, we may be unable to replace the services specified in such agreements in a timely manner or on comparable terms.
Similarly, we currently purchase a wide variety of products and services, including food and smallwares, from third parties as part of Darden. We may experience some increased costs after the Separation and Distribution as a result of our inability to continue to purchase products and services on terms that are as favorable to us as those obtained under these combined purchasing arrangements. Although we cannot predict the extent of any such increased costs, it is possible that such costs could have a negative impact on our business and results of operations.
Many leases and other contracts, which will need to be assigned (in whole or in part) from Darden or its affiliates to us in connection with the Separation and Distribution, require the consent of the counterparty to such an assignment and failure to obtain these consents could increase our expenses or otherwise reduce our profitability.
The Separation and Distribution Agreement will provide that, in connection with our Separation, a number of contracts with landlords and other third parties are to be assigned from Darden or its affiliates to us or our affiliates. However, many of these contracts may require the contractual counterparty’s consent to such an assignment. Similarly, in some circumstances, we and Darden are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the contract or assign the portion of the contract related to our business. It is possible that some parties may use the consent requirement to seek more favorable contractual terms from us. If we are unable to obtain these consents, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of the Separation. If we are unable to obtain consents with respect to contracts with certain of these contractual counterparties, the loss of these contracts could increase our expenses or otherwise reduce our profitability.
In connection with the Separation and Distribution, Darden will indemnify us for certain liabilities and we will indemnify Darden for certain liabilities. If we are required to indemnify Darden, we may need to divert cash to meet those obligations and our financial results could be negatively affected. In the case of Darden’s indemnity, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or as to Darden’s ability to satisfy its indemnification obligations in the future.
Pursuant to the Separation and Distribution Agreement, Darden will agree to indemnify us from certain liabilities and we will agree to indemnify Darden for certain liabilities, in each case for uncapped amounts, as discussed further in the section entitled “Certain Relationships and Related Party Transactions—Separation and Distribution Agreement—Mutual Release; Indemnification” included elsewhere in this Information Statement. Indemnities that we may be required to provide Darden may be significant and could negatively affect our business, particularly indemnities relating to our actions that could affect the tax-free nature of the Distribution. Third parties could also seek to hold us responsible for any of the liabilities that Darden has agreed to retain. Further, there can be no assurance that the indemnity from Darden will be sufficient to protect us against the full amount of such liabilities, or that Darden will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Darden any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.
Until the Distribution occurs, Darden has sole discretion to change the terms of the Distribution in ways which may be unfavorable to us.
Until the Distribution occurs, we are a wholly owned subsidiary of Darden. Accordingly, Darden will effectively have the sole and absolute discretion to determine and change the terms of the Distribution, including the establishment of the record date and Distribution Date. These changes could be unfavorable to us. In addition, Darden may decide at any time not to proceed with the Distribution.
We will be subject to continuing contingent liabilities of Darden following the Separation.
After the Separation, there will be several significant areas where the liabilities of Darden may become our obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the Darden consolidated United States federal income tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the Distribution is jointly and severally liable for the United States federal income tax liability of the entire Darden consolidated tax reporting group for that taxable period. In connection with the Separation, we intend to enter into a Tax

Matters Agreement with Darden that will allocate the responsibility for prior period taxes of the Darden consolidated tax reporting group between us and Darden. See “Certain Relationships and Related Party Transactions” included elsewhere in this Information Statement for more detail. However, if Darden is unable to pay any prior period taxes for which it is responsible, we could be required to pay the entire amount of such taxes.
If the Distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for United States federal income tax purposes, we, Darden and our shareholders could be subject to significant tax liability and, in certain circumstances, we could be required to indemnify Darden for material taxes pursuant to indemnification obligations under the Tax Matters Agreement.
If the Distribution or certain internal transactions (including the Internal Restructurings) undertaken in anticipation of the Distribution are determined to be taxable for United States federal income tax purposes, then we, Darden and/or our shareholders could be subject to significant tax liability. Darden expects to receive an opinion from the law firm of Latham & Watkins LLP substantially to the effect that for United States federal income tax purposes, (i) the Internal Restructurings will qualify as transactions that are generally tax-free under Section 368(a) and/or Section 355 of the Code, (ii) the Distribution will qualify as a transaction that is tax-free under Section 355 of the Code and (iii) the Distribution, together with the Contribution, will constitute a reorganization under Section 368(a)(1)(D) of the Code. Assuming the validity of the opinion, no material gain or loss will be recognized by Darden in connection with the Internal Restructurings, the Contribution and the Distribution and, except with respect to cash received in lieu of a fractional share of Red Lobster common stock, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Red Lobster common stock in the Distribution. You will recognize gain or loss for United States federal income tax purposes with respect to cash received in lieu of a fractional share of Red Lobster common stock.
Notwithstanding the opinion, the IRS could determine on audit that the Internal Restructurings, the Contribution and the Distribution should be treated as taxable transactions if it determines that any of the facts, assumptions, representations or undertakings we or Darden have made is not correct or has been violated, or that the Internal Restructurings, the Contribution and the Distribution should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the Distribution. If the Distribution ultimately is determined to be taxable, the Distribution could be treated as a taxable dividend or capital gain to you for United States federal income tax purposes, and you could incur significant United States federal income tax liabilities. In addition, Darden would recognize gain in an amount equal to the excess of the fair market value of shares of our common stock distributed to Darden shareholders on the Distribution Date over Darden’s tax basis in such shares of our common stock. Moreover, Darden could incur significant United States federal income tax liabilities if it is ultimately determined that the Internal Restructurings undertaken in anticipation of the Distribution do not qualify as transactions that are generally tax-free under Section 368(a) and/or Section 355 of the Code.
Under the terms of the Tax Matters Agreement that we intend to enter into with Darden in connection with the Distribution, in the event that the Distribution or the Internal Restructurings were determined to be taxable, we may be responsible for all taxes imposed on Darden as a result thereof if such determination was the result of actions taken after the Distribution by or in respect of us, any of our affiliates or our shareholders. Such tax amounts could be significant. For a more detailed discussion, see “Certain Relationships and Related Party Transactions” included elsewhere in this Information Statement.
We might not be able to engage in desirable strategic transactions and equity issuances following the Distribution because of certain restrictions relating to requirements for tax-free distributions.
Our ability to engage in significant equity transactions could be limited or restricted after the Distribution in order to preserve, for United States federal income tax purposes, the tax-free nature of the Distribution. Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate-level taxable gain to Darden under Section 355(e) of the Code if there is a 50% or greater change in ownership, by vote or value, of shares of our stock or Darden’s stock occurring as part of a plan or series of related transactions that includes the Distribution. Any acquisitions or issuances of our stock or Darden’s stock within two years after the Distribution are generally presumed to be part of such a plan, although we or Darden may be able to rebut that presumption.
Under the Tax Matters Agreement that we intend to enter into with Darden, we will be prohibited from taking or failing to take any action that prevents the Distribution and the Internal Restructurings from being tax-free. Further, during the two-year period following the Distribution, without obtaining the consent of Darden, a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm, we may be prohibited from taking certain specified actions that could impact the treatment of the Distribution.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. Moreover, the Tax Matters Agreement also may provide that we are responsible for any taxes imposed on Darden or any of its affiliates as a result of the failure of the Distribution or the Internal Restructurings to qualify for favorable treatment under the Code if such failure is attributable to certain actions taken after the Distribution by or in respect of us, any of our affiliates or our shareholders. See “The Separation and Distribution—Material United States Federal Income Tax Consequences of the Distribution” included elsewhere in this Information Statement for more detail.
The ownership by our executive officers and some of our directors of shares of common stock of Darden may create conflicts of interest.
Due to their current or former positions with Darden, some of our executive officers and directors own shares of Darden common stock. The individual holdings of common stock of Darden may be significant for some of these persons compared to such persons’ total assets. After Separation, the ownership by our executive officers and some of our directors of shares of common stock of Darden may create the appearance of a conflict of interest or an actual conflict of interest.
Our substantial indebtedness following the Separation and Distribution could adversely affect our financial condition.
In connection with the Separation and Distribution, we currently expect to incur up to $ million in aggregate principal amount of indebtedness, as well as approximately $ million of debt issuance costs. The $ million of indebtedness may consist of a new term loan and/or senior notes issued to third parties.  We may also enter into a revolving credit facility of up to $ million.  As a result,  we will be a highly leveraged company.  See “Description of Financing Transactions and Material Indebtedness” included elsewhere in this Information Statement for more detail.
As a result of our substantial indebtedness following the Separation and Distribution, a significant portion of our cash flow will be required to pay interest and principal on our outstanding indebtedness, and we may not generate sufficient cash flow from operations, or have future borrowings available under our revolving credit facility, to enable us to repay our indebtedness, including the new term loan and/or senior notes, or to fund other liquidity needs.
Our substantial indebtedness could have important consequences. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

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require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness and related interest, including indebtedness we may incur in the future, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our cost of borrowing;

•	limit our ability to pay dividends or repurchase shares;

•	place us at a competitive disadvantage compared to our competitors that may have less debt; and

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes.
We expect to use cash flow from operations to meet our financial obligations following the Separation and Distribution, including funding our operations, debt service and capital expenditures. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future, which could result in our being unable to repay indebtedness, or to fund other liquidity needs. If we do not have enough money, we may be forced to reduce or delay our business activities and expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including our credit facility and the senior notes, on or before maturity. We cannot make any assurances that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future indebtedness, including the agreement governing our credit facility and the indenture governing the senior notes, may limit our ability to pursue any of these alternatives.

Despite indebtedness levels and restrictive covenants following the Separation and Distribution, we may still be able to incur more debt or make certain restricted payments, which could further exacerbate the risks described above.
We and our subsidiaries may be able to incur additional debt in the future. Although our credit facility and the indenture governing the senior notes will contain restrictions on our ability to incur indebtedness, those restrictions are subject to a number of exceptions. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. Moreover, although our credit facility and the indenture governing the senior notes will contain restrictions on our ability to make restricted payments, including the declaration and payment of dividends, we will be able to make such restricted payments under certain circumstances. Adding new debt to current debt levels or making restricted payments could intensify the related risks that we and our subsidiaries now face.
The agreements governing our debt agreements restrict our ability to engage in some business and financial transactions.
Our debt agreements, including the indenture governing the senior notes and the agreement governing our credit facility, will restrict our ability in certain circumstances to, among other things:

•	incur additional debt;

•	pay dividends and make other distributions on, redeem or repurchase, capital stock;

•	make investments or other restricted payments;

•	enter into transactions with affiliates;

•	engage in sale-leaseback transactions;

•	sell all, or substantially all, of our assets;

•	create liens on assets to secure debt; or

•	effect a consolidation or merger.
These covenants will limit our operational flexibility and could prevent us from taking advantage of business opportunities as they arise, growing our business or competing effectively. In addition, our new credit facility may require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control, and we cannot assure you that we will meet these tests.
A breach of any of these covenants or other provisions in our debt agreements could result in an event of default, which if not cured or waived, could result in such debt becoming immediately due and payable. This, in turn, could cause our other debt to become due and payable as a result of cross-acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt.
Risks Relating to Our Common Stock
There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.
There is currently no public market for our common stock. It is anticipated that on or prior to the record date for the Distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the Distribution Date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the Distribution or be sustained in the future.
Beginning on or shortly before the record date and continuing up to and including the Distribution Date, we expect that there will be two markets in Darden common stock: a “regular-way” market and an “ex-distribution” market. Shares of Darden common stock that trade on the regular-way market will trade with an entitlement to receive shares of Red Lobster common stock distributed pursuant to the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of Red Lobster common stock distributed pursuant to the Distribution.

We cannot predict the prices at which our common stock may trade after the Distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

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our business profile and market capitalization may not fit the investment objectives of Darden’s current shareholders and our common stock may not be included in some indices, causing certain holders to sell their shares, though some of this selling pressure may be offset to the extent our stock is purchased by other investors due to our inclusion in other indices;

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the Distribution;

•	changes in earnings estimates by securities analysts or our ability to meet our earnings guidance;

•	the operating and stock price performance of other comparable companies; and

•	overall market fluctuations and general economic conditions.
Stock markets in general have also experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could negatively affect the trading price of our common stock.
Future sales or distributions of our common stock could depress the market price for shares of our common stock.
The shares of our common stock that Darden distributes to its shareholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any major shareholder to sell our common stock following the Distribution, it is possible that some shareholders of Darden, including possibly some of Darden’s major shareholders and index fund investors, will sell our common stock received in the Distribution for various reasons, for example, if our business profile or market capitalization as an independent company does not fit their investment objectives. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.
Your percentage ownership in us may be diluted in the future.
As with any publicly traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that we expect will be granted to our directors, officers and employees.
Certain provisions in our corporate documents and Florida law may prevent or delay an acquisition of our Company, even if that change may be considered beneficial by some of our shareholders.
The existence of some provisions in our Articles of Incorporation (the “Articles”) and Bylaws and Florida law could discourage, delay or prevent a change in control of us that a shareholder may consider favorable with respect to transactions not approved in advance by our Board, including discouraging takeover attempts that could have resulted in a premium over the market price for shares of our common stock. These include provisions:

•	providing our Board the right to issue preferred stock without shareholder approval;

•	prohibiting shareholders from taking action by written consent;

•	restricting the ability of our shareholders to call a special meeting;

•	establishing advance notice requirements for nominations of candidates for election to our Board or for proposing matters that can be acted on by shareholders at the annual shareholder meetings; and

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providing that any business combination with an interested shareholder (generally, a beneficial owner of 10% or more of the voting securities) must be approved by the affirmative vote of the holders of two-thirds of the voting securities other than shares held by the interested shareholder, unless it is approved by a majority of the disinterested directors or certain fair price requirements are met.

We believe these provisions protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our Board determines is not in the best interests of our Company and our shareholders.
We cannot assure you that we will pay dividends on our common stock.
It is our intention to pay a quarterly cash dividend to our common shareholders at an estimated initial rate of $ per share following the Separation. The declaration and payment of future dividends to holders of our common stock, however, will be at the discretion of the Red Lobster Board and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that the Board deems relevant. There can be no assurance that we will continue to pay any dividend even if we commence the payment of dividends. The terms of our new credit facility and senior notes, as described in “Description of Financing Transactions and Material Indebtedness,” are expected to contain certain restrictions on our ability to declare or pay cash dividends.

FORWARD-LOOKING STATEMENTS
This Information Statement contains forward-looking statements, including, without limitation, statements regarding our future financial position and results of operations, business strategy, budgets, projected costs and plans and objectives of management for future operations, and all other statements that are not historical facts. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are intended to provide management’s current expectations or plans for our future operating and financial performance based on assumptions that management believes are reasonable at the time they are made.
Forward-looking statements can be identified by the use of words such as “may,” “will,” “expect,” “intend,” “anticipate,” “continue,” “estimate,” “project,” “believe,” “plan” or other similar expressions in connection with a discussion of future operating or financial performance. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual outcomes and results could differ materially from what is expected or forecasted. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update such statements for any reason to reflect events or circumstances arising after such date. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements.
We caution readers not to place undue reliance on forward-looking statements. You should understand that a number of factors, including, without limitation, the factors described under “Risk Factors” and the following important factors, could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

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a number of risks relating to public policy changes and federal, state and local regulation of our business, including in the areas of health care reform, environmental matters, unionization, data privacy, menu labeling, immigration requirements and taxes, and an insufficient or ineffective response to government regulation may impact our cost structure, operational efficiencies and talent availability;

•	increased labor and insurance costs;

•	a loss of sales or incurring increased costs if our restaurants experience shortages or interruptions in the delivery of food and other products from our third party vendors and suppliers;

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a failure to recruit, develop and retain effective leaders, the loss or shortage of personnel with key capacities and skills, or an inability to adequately monitor and proactively respond to employee dissatisfaction could jeopardize our ability to meet our growth targets;

•	litigation, including allegations of illegal, unfair or inconsistent employment practices, may adversely affect our business, financial condition and results of operations;

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a failure to address cost pressures, including rising costs for commodities, health care and utilities used by our restaurants, and a failure to effectively deliver cost management activities and achieve economies of scale in purchasing, could compress our margins and adversely affect our sales and results of operations;

•	disruptions in the financial and credit markets may adversely impact consumer spending patterns and affect the availability and cost of credit;

•	volatility in the market value of derivatives we use to hedge exposures to fluctuations in commodity prices may cause volatility in our gross margins and net earnings;

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certain economic and business factors specific to the restaurant industry and other general macroeconomic factors including unemployment, energy prices and interest rates that are largely out of our control may adversely affect consumer behavior and our results of operations;

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failure of our internal controls over financial reporting and future changes in accounting standards may cause adverse unexpected operating results, affect our reported results of operations or otherwise harm our business and financial results;

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failure to drive both short-term and long-term profitable sales growth through brand relevance, operating excellence, opening new restaurants, and developing or acquiring new dining facilities, could result in poor financial performance;

•
failure to identify and execute innovative marketing and guest relationship tactics, ineffective or improper use of other marketing initiatives, and increased advertising and marketing costs, could adversely affect our results of operations;

•	intense competition, and if we have an insufficient focus on competition and the consumer landscape, our business, financial condition and results of operations would be adversely affected;

•	a decline in the quality of the locations of our current restaurants may adversely affect our sales and results of operations;

•	higher-than-anticipated costs associated with the closing, relocating and remodeling of existing restaurants, which may adversely affect our results of operations;

•	a variety of risks associated with doing business with franchisees, business partners and vendors in foreign markets;

•	health concerns arising from food-related pandemics, outbreaks of flu viruses or other diseases may have an adverse effect on our business;

•	failure to maintain food safety throughout the supply chain and foodborne illness concerns may have an adverse effect on our business;

•	unfavorable publicity, or a failure to respond effectively to adverse publicity, could harm our reputation and adversely impact our guest counts and sales;

•
insufficient guest or employee facing technology, or a failure to maintain a continuous and secure cyber network, free from material failure, interruption or security breach could harm our ability to effectively operate our business and/or result in the loss of respected relationships with our guests or employees;

•	inability or failure to recognize, respond to and effectively manage the accelerated impact of social media could materially adversely impact our business;

•	adverse weather conditions and natural disasters could adversely affect our restaurant sales;

•
inability or failure to execute on a comprehensive business continuity plan following a major natural disaster such as a hurricane or manmade disaster, including terrorism, at our corporate facility could materially adversely impact our business;

•	failure to protect our service mark or other intellectual property could harm our business;

•	certain risks relating to the Separation and Distribution, including those discussed under “Risk Factors—Risks Relating to the Separation and Distribution”; and

•	other factors discussed under “Risk Factors” herein.

THE SEPARATION AND DISTRIBUTION
General
On December 19, 2013, Darden announced its plans for the complete legal and structural separation of Red Lobster from Darden, following which Red Lobster will be an independent, publicly traded company. On the Distribution Date, all of Darden’s shares of common stock of Red Lobster will be distributed to holders of Darden common stock as of the record date on a pro rata basis. On the Distribution Date, each shareholder of Darden will receive shares of our common stock for every shares of Darden common stock held by such shareholder on the record date, as described below. Following the Distribution, Darden will not own any equity interest in us, and we will operate independently from Darden. No vote of Darden’s shareholders is required or is being sought in connection with the Separation and Distribution, and Darden’s shareholders will not have any appraisal rights in connection with the Separation and Distribution. You will not be required to make any payment, surrender or exchange your shares of Darden common stock or take any other action to receive your shares of Red Lobster common stock. Furthermore, the Distribution of Red Lobster common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances that the Distribution will be completed. See “The Separation and Distribution—Conditions to the Distribution” included elsewhere in this Information Statement for more detail.
Reasons for the Separation and Distribution
The Darden Board believes that separating Darden into two independent, publicly traded companies is in the best interests of Darden and its shareholders, and has concluded that the Separation and Distribution will provide each company with certain opportunities and benefits. Below is a summary of the material opportunities and benefits considered by the Darden Board:

•	Strategic Focus. Allow each independent company to design and implement corporate strategies and policies that are based on the specific business characteristics of its restaurant brands.

•
Management Focus. Allow management of both companies to design and implement corporate strategies and policies that are based primarily on the specific business characteristics and strategic decisions of the respective companies.

•
Management and Employee Incentives. Enable Red Lobster to create incentives for its management and employees that are more closely tied to its business performance and shareholder expectations. Separate equity-based compensation arrangements should more closely align the interests of Red Lobster’s management and employees with the interests of its shareholders and increase Red Lobster’s ability to attract and retain personnel.

•
Capital Allocation/Capital Structure. Allow each company to tailor their respective allocation of capital and capital structure in accordance with cash flow profiles and strategies of their respective businesses.

•
Investor Choice. Provide investors in each company with a more targeted investment opportunity with different investment and business characteristics, including different opportunities for growth, capital structure, business models and financial returns. This will allow investors to evaluate the separate and distinct merits, performance and future prospects of each company.

The Darden Board also considered a number of potentially negative factors in evaluating the Separation and Distribution, including, but not limited to, possible lack of profitability of Red Lobster following the Separation and Distribution, the potential loss of synergies from operating as one company, potential for increased costs for both companies, potential loss of joint purchasing power, potential costs related to obtaining third party consents (including relating to liquor licenses), potential disruptions to the businesses as a result of the Separation and Distribution, including information technology disruptions, limitations placed on Red Lobster as a result of the Tax Matters Agreement and other agreements it is expected to enter into with Darden in connection with the Distribution, risk of being unable to achieve the benefits expected to be achieved by the Separation, risk that the plan of Separation might not be completed and both the one-time and ongoing costs of the Separation. See “Risk Factors—Risks Relating to the Separation and Distribution” included elsewhere in this Information Statement for more detail. The Darden Board concluded that notwithstanding these potentially negative factors, the Separation and Distribution would be in the best interests of Darden and its shareholders.
In view of the wide variety of factors considered in connection with the evaluation of the Separation and Distribution and the complexity of these matters, the Darden Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the Darden Board may have given different weights to each of the factors.

Formation of a Holding Company Prior to Our Distribution
In connection with our Distribution, Darden has organized Red Lobster as a Florida corporation for the purpose of transferring to Red Lobster substantially all assets and certain liabilities related to the operation of Darden's Red Lobster restaurants. Darden will retain liabilities for certain claims and pre-closing gift card liabilities. See “Certain Relationships and Related Party Transactions—Agreements with Darden” included elsewhere in this Information Statement for more details. Following the Distribution of Red Lobster common stock, Darden will continue as a publicly traded company.
The Number of Shares You Will Receive
For every shares of Darden common stock that you owned on the record date you will receive shares of Red Lobster common stock on the Distribution Date.
Treatment of Fractional Shares
Fractional shares will not be distributed in connection with the Distribution. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds from the sales, net of brokerage fees and other costs, pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Distribution. The distribution agent and any broker-dealer used by the distribution agent will not be an affiliate of either Darden or us.
If you have any questions concerning the mechanics of the issuance of fractional shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.
When and How You Will Receive the Distribution
On the Distribution Date, Darden will distribute the shares of our common stock to holders of record on the record date. Darden’s transfer agent and registrar, Wells Fargo, is expected to serve as transfer agent and registrar for the Red Lobster common stock and as distribution agent in connection with the Distribution. If you own Darden common stock as of the close of business on the record date, the shares of Red Lobster common stock that you are entitled to receive in the Distribution will be issued electronically, as of the Distribution Date, to your account as follows:

•
Registered Shareholders – If you own your shares of Darden stock directly, either in book-entry form through an account at Darden’s transfer agent and/or if you hold paper stock certificates, you will receive your shares of Red Lobster common stock by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical paper share certificates are issued to shareholders, as is the case in this Distribution. Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of shares of Red Lobster common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact Wells Fargo.

•
Beneficial Shareholders – Some shareholders of Darden hold their shares of Darden common stock beneficially through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Darden common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of Red Lobster common stock that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Treatment of Equity-Based Compensation
The expected treatment of Darden equity awards that are outstanding on the Distribution Date in connection with the Separation and Distribution will depend on the type of award and whether the person holding the award is an employee of Darden or Red Lobster following the Separation and Distribution. The different types of awards listed below are described in further detail under “Compensation Discussion and Analysis” below. We expect that the treatment described below would become effective as of the Distribution Date.

Stock Options
We expect that holders of Darden stock options outstanding on the Distribution Date who are employed by Red Lobster following the Separation and Distribution will receive, for each Darden stock option held on the Distribution Date, a number of options to purchase Red Lobster common stock, based on the distribution ratio in the Separation and Distribution. We expect that holders of Darden stock options outstanding on the Distribution Date who are employed by Darden following the Separation and Distribution will remain outstanding as options to purchase Darden common stock following the Separation and Distribution, subject to equitable adjustments to preserve the intrinsic value of each option. All such Red Lobster options and adjusted Darden options will be on substantially the same terms and vesting conditions as the original Darden options, except for appropriate adjustments to the number of shares covered by the option and the exercise price to preserve the intrinsic value of each option following the Separation and Distribution.
Performance Stock Units
We expect to convert any Darden Performance Stock Units (“PSUs”) that are outstanding on the Distribution Date into performance stock units with respect to Red Lobster common stock, to the extent such awards are held by individuals who are Red Lobster employees following the Separation and Distribution. PSUs that are held by individuals who are Darden employees following the Separation and Distribution will remain outstanding following the Separation and Distribution, subject to equitable adjustments to preserve the intrinsic value of the PSUs. We will adjust the number of target shares based on the respective trading prices of Darden’s and Red Lobster’s common stock. In addition, Red Lobster’s and Darden’s compensation committees will determine appropriate adjustments to the performance criteria applicable to the Darden and Red Lobster PSUs.
Results of the Separation and Distribution
After the Separation and Distribution, we will be an independent, publicly traded company. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Darden options and the vesting of Darden restricted stock units (“RSUs”) in shares of Darden common stock between the date the Darden Board declares the dividend for the Distribution and the record date for the Distribution.
Before the Separation and Distribution, we will enter into the Separation and Distribution Agreement and several other agreements with Darden to affect the Separation and provide a framework for our relationship with Darden after the Separation and Distribution. These agreements will provide for the allocation between Red Lobster and Darden of Darden’s assets, liabilities and obligations related to the Red Lobster business subsequent to the Separation and Distribution (including with respect to transition services, employee matters, intellectual property, legal claims and other legal matters, tax matters and certain other commercial relationships).
For a more detailed description of these agreements, see the section entitled “Certain Relationships and Related Party Transactions” included elsewhere in this Information Statement.
The Distribution will not affect the number of outstanding shares of Darden common stock or any rights of Darden shareholders.
Material United States Federal Income Tax Consequences of the Distribution
The following is a summary of the material United States federal income tax consequences to Darden and to United States Holders (as defined below) of shares of Darden common stock in connection with the Separation and Distribution. This summary is based on the Code, the United States Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in effect as of the date hereof, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.
For purposes of this discussion, a United States Holder is a beneficial owner of Darden common stock that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

This summary also does not discuss all tax considerations that may be relevant to holders in light of their particular circumstances, nor does it address the consequences to holders subject to special treatment under the United States federal income tax laws, such as:

•	dealers or brokers in securities, commodities or currencies;

•	tax-exempt organizations;

•	banks, insurance companies or other financial institutions;

•	mutual funds;

•	regulated investment companies and real estate investment trusts;

•	a corporation that accumulates earnings to avoid United States federal income tax;

•	holders who hold individual retirement or other tax-deferred accounts;

•	holders who acquired shares of Darden common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	holders who own, or are deemed to own, at least 10% or more, by voting power or value, of Darden equity;

•	holders who hold Darden common stock as part of a hedge, appreciated financial position, straddle, constructive sale, conversion transaction or other risk reduction transaction;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	holders who have a functional currency other than the United States dollar;

•	holders who are subject to the alternative minimum tax; or

•	partnerships or other pass-through entities or investors in such entities.
This summary does not address the United States federal income tax consequences to Darden shareholders who do not hold shares of Darden common stock as a capital asset or to Darden shareholders who are not United States Holders. Moreover, this summary does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences.
If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds shares of Darden common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Darden common stock should consult their own tax advisors as to the tax consequences of the Distribution.
DARDEN SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF THE DISTRIBUTION.
Distribution
Darden expects to receive an opinion from the law firm of Latham & Watkins LLP substantially to the effect that for United States federal income tax purposes, (i) the Internal Restructurings will qualify as transactions that are generally tax-free under Section 368(a) and/or Section 355 of the Code, (ii) the Distribution will qualify as a transaction that is tax-free under Section 355 of the Code and (iii) the Distribution, together with the Contribution, will constitute a reorganization under Section 368(a)(1)(D) of the Code. Assuming the validity of the opinion, for United States federal income tax purposes:

•	no material gain or loss will be recognized by Darden as a result of the Internal Restructurings or the Distribution;

•
no gain or loss will be recognized by, or be includible in the income of, a United States Holder of Darden common stock, solely as a result of the receipt of Red Lobster common stock in the Distribution;

•
the aggregate tax basis of the shares of Darden common stock and shares of Red Lobster common stock in the hands of a United States Holder of Darden common stock immediately after the Distribution will be the same as the aggregate tax basis of the shares of Darden common stock held by the holder immediately before the Distribution, allocated between the shares of Darden common stock and shares of Red Lobster common stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the Distribution;

•
the holding period with respect to shares of Red Lobster common stock received by a United States Holder of Darden common stock will include the holding period of its shares of Darden common stock; and

•
a United States Holder of Darden common stock who receives cash in lieu of a fractional share of Red Lobster common stock in the Distribution will be treated as having sold such fractional share for cash and generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such holder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the holder’s holding period for its shares of Darden common stock exceeds one year.

Holders should note that the opinion that Darden expects to receive from Latham & Watkins LLP will be based on certain facts and assumptions, and certain representations and undertakings, from us and Darden, and is not binding on the IRS or the courts. If any of the facts, representations, assumptions or undertakings relied upon in the opinion is not correct, is incomplete or has been violated, our ability to rely on the opinion of counsel could be jeopardized. However, we are not aware of any facts or circumstances that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.
If, notwithstanding the conclusions that we expect to be included in the opinion, the Distribution is ultimately determined to be taxable to Darden for United States federal income tax purposes, then Darden would recognize gain in an amount equal to the excess of the fair market value of Red Lobster common stock distributed to Darden shareholders on the Distribution Date over Darden’s tax basis in such shares. In addition, Darden could incur significant United States federal income tax liabilities if it is ultimately determined that the Internal Restructurings undertaken in anticipation of the Distribution do not qualify as transactions that are generally tax-free under Section 368(a) and/or Section 355 of the Code.
Even if the Distribution otherwise qualifies under Section 355 of the Code, the Distribution may result in corporate-level taxable gain to Darden under Section 355(e) of the Code if there is a 50% or greater change in ownership, by vote or value, of our stock or Darden’s stock occurring as part of a plan or series of related transactions that includes the Distribution. For this purpose, any acquisitions or issuances of Darden’s stock within two years before the Distribution, and any acquisitions or issuances of Red Lobster’s stock or Darden’s stock within two years after the Distribution, are generally presumed to be part of such a plan, although we or Darden may be able to rebut that presumption. We are not aware of any acquisitions or issuances of Darden’s stock within the two years before the Distribution that would be considered to occur as part of a plan or series of related transactions that includes the Distribution. If an acquisition or issuance of our stock or Darden stock triggers the application of Section 355(e) of the Code, Darden would recognize taxable gain as described above and such gain would be subject to United States federal income tax.
In addition, if the Distribution is determined to be taxable to the Darden shareholders for United States federal income tax purposes, each United States Holder who receives shares of Red Lobster common stock in the Distribution would be treated as receiving a taxable Distribution in an amount equal to the fair market value of our common stock that was distributed to the holder. Specifically, the full value of our common stock distributed to a United States Holder generally would be treated first as a taxable dividend to the extent of the holder’s pro rata share of Darden’s current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the holder’s basis in the Darden stock, and finally as capital gain from the sale or exchange of Darden stock with respect to any remaining value.
United States Treasury regulations generally provide that if a United States Holder of Darden common stock holds different blocks of Darden common stock (generally shares of Darden common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of Darden common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of Red Lobster common stock received in the Distribution in respect of such block of Darden common stock and such block of Darden common stock, in proportion to their respective fair market values, and the holding period of the shares of Red Lobster common stock received in the Distribution in respect of such block of Darden common stock will include the holding period of such block of Darden common stock, provided that such block of Darden common stock was held as a capital asset on the Distribution Date. If a United States Holder of Darden common stock is not able to identify which particular shares of Red Lobster common stock are received in the Distribution with respect to a particular block of Darden common stock, for purposes of applying the rules described above, the United States Holder may designate which shares of Red Lobster common stock are received in the Distribution in respect of a particular block of Darden common stock, provided that such designation is consistent with the terms of the Distribution. Holders of Darden common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

Tax Matters Agreement
In connection with the Distribution, we and Darden will enter into a Tax Matters Agreement pursuant to which we will agree to be responsible for certain liabilities and obligations following the Distribution. In general, under the terms of the Tax Matters Agreement, in the event the Distribution were to fail to qualify as a transaction that is generally tax-free under Section 355 of the Code (including as a result of Section 355(e) of the Code) and if such failure were the result of actions taken after the Distribution by Darden or us, the party responsible for such failure would be responsible for all taxes imposed on Darden to the extent such taxes result from such actions. For a more detailed discussion, see “Certain Relationships and Related Party Transactions —Agreements With Darden—Tax Matters Agreement.” If we are required to indemnify Darden and its subsidiaries and their respective officers and directors under the circumstances set forth in the Tax Matters Agreement, we may be subject to substantial liabilities.
Information Reporting and Backup Withholding
United States Treasury regulations require certain shareholders who receive stock in a distribution to attach to their United States federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution. In addition, payments of cash to a Darden shareholder in lieu of fractional shares of Red Lobster common stock in the Distribution may be subject to information reporting and backup withholding (currently at a rate of 28 percent), unless the shareholder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a shareholder’s United States federal income tax liability, provided the required information is timely supplied to the IRS.
THE FOREGOING IS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH DARDEN SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.
Market for Common Stock
There is currently no public market for our common stock, and an active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a “when-issued” basis beginning on or shortly before the record date and continuing through the Distribution Date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. “When-issued” trades generally settle within four trading days after the Distribution Date. If you own shares of Darden common stock at the close of business on the record date, you will be entitled to receive shares of our common stock distributed in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of Darden common stock you own, on the when-issued market. On the first trading day following the Distribution Date, any when-issued trading of our common stock will end and “regular-way” trading will begin. We intend to list our common stock on the New York Stock Exchange under the ticker symbol “ .” We will announce our when-issued trading symbol when and if it becomes available.
We cannot predict the prices at which our common stock may trade before the Distribution on a “when-issued” basis or after the Distribution. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Trading prices for our common stock may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company and the restaurant industry, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See “Risk Factors—Risks Relating to Our Common Stock” found elsewhere in this Information Statement for further discussion of risks relating to the trading prices of our common stock.

Trading Between the Record Date and Distribution Date
Beginning on or shortly before the record date and continuing up to and including the Distribution Date, we expect that there will be two markets in Darden common stock: a “regular-way” market and an “ex-distribution” market. Shares of Darden common stock that trade on the “regular-way” market will trade with an entitlement to receive shares of Red Lobster common stock distributed pursuant to the Distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to receive shares of Red Lobster common stock distributed pursuant to the Distribution.
Therefore, if you sell shares of Darden common stock in the “regular-way” market after the close of business on the record date and up to and including the Distribution Date, you will be selling your right to receive shares of Red Lobster common stock in the Distribution. If you own shares of Darden common stock at the close of business on the record date and sell those shares on the “ex-distribution” market, up to and including the Distribution Date, you will still receive the shares of Red Lobster common stock that you would be entitled to receive pursuant to your ownership of the shares of Darden common stock.
Transferability of Shares of Our Common Stock
The shares of our common stock that you will receive in the Distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Persons who can be considered our affiliates after the Distribution generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. In addition, individuals who are affiliates of Darden on the Distribution Date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the Distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.
In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date the registration statement of which this Information Statement is a part is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0% of our common stock then outstanding; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.
Rule 144 also includes restrictions governing the manner of sale. Sales may not be made under Rule 144 unless certain information about us is publicly available.
Except for our common stock distributed in the Distribution, none of our common stock will be outstanding on or immediately after the Distribution and there are no registration rights agreements existing for our common stock.
Conditions to the Distribution
We expect that the Distribution will be effective on the Distribution Date, provided that, among other conditions described in the Separation and Distribution Agreement, the following conditions shall have been satisfied or waived by Darden, if permissible under the Separation and Distribution Agreement:

•
the receipt of an opinion from Latham & Watkins LLP by Darden, in form and substance satisfactory to Darden, substantially to the effect that, (i) the Internal Restructurings will qualify as transactions that are generally tax-free under Section 368(a) and/or Section 355 of the Code, (ii) the Distribution will qualify as a transaction that is tax-free under Section 355 of the Code and (iii) the Distribution, together with the Contribution, will constitute a reorganization under Section 368(a)(1)(D) of the Code;

•	the SEC declaring effective the registration statement of which this Information Statement forms a part;

•	the Separation and Distribution Agreement will not have been terminated;

•	any government approvals and other material consents necessary to consummate the Distribution will have been obtained and be in full force and effect;

•	the completion of the financing required to pay the consideration to Darden under the Separation and Distribution Agreement and necessary to support the seasonal liquidity needs of Red Lobster; and

•	additional conditions as set forth in the Separation and Distribution Agreement.
The fulfillment of the foregoing conditions does not create any obligations on Darden’s part to affect the Distribution, and the Darden Board has reserved the right, in its sole discretion, to abandon, modify or change the terms of the Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Distribution, at any time prior to the Distribution Date.
Reason for Furnishing This Information Statement
This Information Statement is being furnished solely to provide information to Darden shareholders who are entitled to receive shares of our common stock in the Distribution. This Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Darden nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY
It is our intention to pay a quarterly cash dividend to our common shareholders at an estimated initial rate of $ per share following the Separation. The declaration and payment of future dividends to holders of our common stock, however, will be at the discretion of the Red Lobster Board and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that the Board deems relevant. There can be no assurance that we will continue to pay any dividend even if we commence the payment of dividends. The terms of our new credit facility and senior notes, as described in “Description of Financing Transactions and Material Indebtedness,” are expected to contain certain restrictions on our ability to declare or pay cash dividends.

CAPITALIZATION
The following table sets forth our capitalization as of November 24, 2013, on a historical basis and pro forma basis after giving effect to the Separation and Distribution as if it occurred on November 24, 2013.
The table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements” and the historical combined financial statements and accompanying notes included elsewhere in this Information Statement.
We are providing the capitalization table below for informational purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as a separate, independent entity on November 24, 2013 and is not necessarily indicative of our future capitalization or financial condition.

	As of November 24, 2013
	Historical	Pro Forma
(in millions)
Cash and cash equivalents (1)	$23.7	$
Debt
Short-term debt	—
Long-term debt	—
Total debt	$—	$
Equity
Common stock and surplus	—
Parent company investment	1,059.7
Accumulated and other comprehensive income	1.7
Total equity	$1,061.4	$

Total Capitalization	$1,061.4	$

(1)
Historically, cash received by Red Lobster has been "swept" by Darden as part of Darden's centralized cash management function. Darden has funded our operating and investing activities as needed. The net effect of transfers of cash to Darden’s cash management accounts is reflected in parent company investment in the historical combined balance sheets.

We have not yet finalized our post spin-off capitalization, however, we currently expect to incur up to $ million in aggregate principal amount of indebtedness, including a new term loan and/or senior notes issued to third parties.  We may also enter into a revolving credit facility of up to $ million.  See “Description of Financing Transactions and Material Indebtedness” included elsewhere in this Information Statement for more detail.  We intend to update and include pro forma financial information reflecting our post spin-off capitalization in an amendment to this Information Statement.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
The unaudited pro forma combined financial statements of Red Lobster consist of the unaudited pro forma combined statements of earnings for the six months ended November 24, 2013 and for the fiscal year ended May 26, 2013 and an unaudited pro forma combined balance sheet as of November 24, 2013. The unaudited pro forma combined financial statements should be read in conjunction with “Capitalization,” “Selected Historical Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and our historical combined financial statements included elsewhere in this Information Statement.
The unaudited pro forma combined financial statements have been derived from our historical combined financial statements included in this Information Statement and are not intended to be a complete presentation of our financial position or results of operations had the transactions contemplated by the Separation and related agreements occurred as of and for the periods indicated. In addition, they are provided for illustrative and informational purposes only and are not necessarily indicative of our future results of operations or financial condition as an independent, publicly traded company. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the Distribution and related transaction agreements, and that are factually supportable, and for purposes of the statement of operations, are expected to have a continuing impact on us. However, such adjustments are subject to change based on the finalization of the terms of the Separation and related agreements.
The unaudited pro forma combined statements of earnings for the six months ended November 24, 2013 and for the fiscal year ended May 26, 2013 reflects our results as if the Separation and related transactions described below had occurred on May 28, 2012. The unaudited pro forma combined balance sheet as of November 24, 2013 reflects our results as if the Separation and related transactions described below had occurred as of such date.
The unaudited pro forma combined financial statements give effect to the following:

•	the contribution to us, pursuant to the Separation, of substantially all assets and certain liabilities related to the operations of Darden's Red Lobster restaurants;

•	the distribution of shares of our common stock by Darden to its shareholders and the elimination of historical parent company investment;

•
our anticipated post-Distribution capital structure, including (i) the issuance of up to approximately shares of our common stock to holders of Darden common shares (this number of shares is based upon the number of Darden common shares outstanding on and an assumed distribution ratio of share of Red Lobster common stock for every shares of Darden common stock held on the record date) and (ii) the incurrence of up to $ of indebtedness in connection with the Separation and a transfer of up to $ through a dividend to Darden; and

•
the impact of, and transactions contemplated by, the Separation and Distribution Agreement, the Tax Matters Agreement, the Transition Services Agreements, the Employee Matters Agreement and other agreements described under "Certain Relationships and Related Party Transactions" between us and Darden and the provisions contained therein.

The operating expenses reported in our historical combined statements of earnings include allocations of certain Darden costs. These costs include allocation of Darden corporate costs, shared services and other operating and administration costs that benefit us. As a stand-alone public company, we expect our recurring costs to approximate the expenses historically allocated to us from Darden.
We currently estimate costs that we will incur during our transition to being a stand-alone public company to range from approximately $ million to $ million. We have not adjusted the accompanying unaudited pro forma combined statements of earnings for these estimated costs as the costs are not expected to have an ongoing impact on our operating results; they are projected amounts based on subjective estimates and would not be factually supportable. We anticipate that substantially all of these costs will be incurred within months of the Distribution. These costs primarily relate to the following:

•	accounting, tax and other professional costs pertaining to the Distribution and establishing us as a stand- alone public company;

•	compensation, such as modifications to certain bonus awards, upon completion of the Distribution;

•	recruiting and relocation costs associated with establishing and staffing a new restaurant support center; and

•	costs to separate information systems.
Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.
Additionally, the unaudited pro forma combined statements of earnings exclude certain non-recurring Separation costs that we expect to incur in connection with the Distribution, including costs related to legal, accounting and consulting services. We expect these costs to be an additional $ million to $ million to be incurred during fiscal 2015. We expect all of these costs to be expensed.

RED LOBSTER SEAFOOD CO.
UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS
FOR THE SIX MONTHS ENDED NOVEMBER 24, 2013
(In millions, except per share data)

	Historical	Pro Forma Adjustments	Pro Forma
Sales	$1,188.1		$
Total cost of sales, excluding restaurant depreciation and amortization of $63.3	960.6
Selling, general and administrative	154.9
Depreciation and amortization	63.4
Interest, net	—
Total costs and expenses	$1,178.9		$
Earnings before income taxes	9.2
Income taxes	1.0
Net earnings	$8.2		$
Pro forma net earnings per share:
Basic			$
Diluted			$

Shares used to calculate pro forma net earnings per share:
Basic
Diluted

See Notes to Unaudited Pro Forma Combined Financial Statements

RED LOBSTER SEAFOOD CO.
UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS
FOR THE FISCAL YEAR ENDED MAY 26, 2013
(In millions, except per share data)

	Historical	Pro Forma Adjustments	Pro Forma
Sales	$2,625.1		$
Total cost of sales, excluding restaurant depreciation and amortization of $115.8	$2,043.5
Selling, general and administrative	296.4
Depreciation and amortization	115.9
Interest, net	—
Total costs and expenses	$2,455.8
Earnings before income taxes	169.3
Income taxes	43.2
Net earnings	$126.1
Pro forma net earnings per share:
Basic			$
Diluted			$

Shares used to calculate pro forma net earnings per share:
Basic
Diluted

See Notes to Unaudited Pro Forma Combined Financial Statements

RED LOBSTER SEAFOOD CO.
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
FOR THE SIX MONTHS ENDED NOVEMBER 24, 2013
(In millions)

	Historical	Pro Forma Adjustments	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$23.7		$
Receivables, net	11.8
Inventories	272.7
Prepaid expenses and other current assets	9.6
Deferred income taxes	25.9
Total current assets	$343.7		$
Land, buildings and equipment, net of accumulated depreciation and amortization of $1,240.8	1,109.2
Other assets	26.7
Total assets	$1,479.6		$
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$131.8		$
Short-term debt	—
Accrued payroll	34.4
Other accrued taxes	16.0
Unearned revenues	36.2
Other current liabilities	79.5
Total current liabilities	$297.9		$
Long-term debt	—
Deferred income taxes	33.8
Deferred rent	54.4
Other liabilities	32.1
Total liabilities	$418.2		$
Equity:
Common stock and surplus	$—		$
Parent company investment	1,059.7
Accumulated other comprehensive income (loss)	1.7
Total equity	$1,061.4		$
Total liabilities and equity	$1,479.6		$

See Notes to Unaudited Pro Forma Combined Financial Statements

SELECTED HISTORICAL COMBINED FINANCIAL AND OPERATING DATA
The following table presents our selected historical combined financial and operating data. We derived the combined financial and operating data for the six months ended November 24, 2013 and November 25, 2012 and the combined balance sheet data as of November 24, 2013 from our unaudited interim combined financial statements, which are included elsewhere in this Information Statement. In management’s opinion, the unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented. We derived the combined financial and operating data for the three years ended May 26, 2013, and the combined balance sheet data as of May 26, 2013 and May 27, 2012, as set forth below, from our audited combined financial statements, which are included elsewhere in this Information Statement. We derived the combined financial and operating data for the years ended May 30, 2010 and May 31, 2009, and the combined balance sheet data as of May 29, 2011, May 30, 2010 and May 31, 2009, from our unaudited combined financial statements that are not included in this Information Statement.
Our combined financial information may not necessarily reflect our financial position, results of operations or cash flows as if we had operated as a stand-alone public company during all periods presented, including changes that will occur in our operations and capitalization as a result of the Separation from Darden and the Distribution. Accordingly, our historical results should not be relied upon as an indicator of our future performance.
The following tables should be read together with, and are qualified in their entirety by reference to, the historical combined financial statements and the related notes included elsewhere in this Information Statement. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The tables should also be read together with the sections entitled "Capitalization," "Unaudited Pro Forma Combined Financial Statements" and "Management’s Discussion and Analysis of Financial Condition and Results of Operations."

	Six Months Ended		Fiscal Year Ended
(Dollars in millions)	November 24, 2013	November 25, 2012	May 26, 2013	May 27, 2012	May 29, 2011	May 30, 2010	May 31, 2009(2)
	(Unaudited)					(Unaudited)
Operating Results
Sales	$1,188.1	$1,250.4	$2,625.1	$2,669.8	$2,520.2	$2,487.0	$2,624.9
Costs and expenses:
Cost of sales:
Food and beverage	400.3	419.3	885.2	907.3	782.3	770.0	858.7
Restaurant labor	382.5	384.3	803.0	817.6	796.3	819.6	828.6
Restaurant expenses	177.8	174.9	355.3	352.1	337.8	340.7	367.7
Total cost of sales, excluding restaurant depreciation and amortization (1)	$960.6	$978.5	$2,043.5	$2,077.0	$1,916.4	$1,930.3	$2,055.0
Selling, general and administrative (3)	154.9	152.0	296.4	281.6	280.1	260.7	258.1
Depreciation and amortization	63.4	57.4	115.9	107.7	98.2	95.2	92.4
Total costs and expenses	$1,178.9	$1,187.9	$2,455.8	$2,466.3	$2,294.7	$2,286.2	$2,405.5
Earnings before income taxes	9.2	62.5	169.3	203.5	225.5	200.8	219.4
Income taxes	1.0	15.9	43.2	58.2	65.5	57.4	64.8
Net earnings	$8.2	$46.6	$126.1	$145.3	$160.0	$143.4	$154.6

	As of		As of
	November 24, 2013		May 26, 2013	May 27, 2012	May 29, 2011	May 30, 2010	May 31, 2009(2)
Financial Position	(Unaudited)				(Unaudited)
Total assets	$1,479.6		$1,379.3	$1,380.4	$1,247.9	$1,135.9	$1,175.7
Land, buildings and equipment, net	$1,109.2		$1,070.6	$1,023.0	$952.3	$901.0	$901.7
Parent company investment	$1,059.7		$997.7	$1,000.8	$866.5	$787.5	$851.9

	As of and for the Six Months Ended		As of and for the Fiscal Year Ended
	November 24, 2013	November 25, 2012	May 26, 2013	May 27, 2012	May 29, 2011	May 30, 2010	May 31, 2009(2)
Other Statistics	(Unaudited)					(Unaudited)
Cash flows from operations	$54.0	$94.2	$298.7	$185.8	$231.6	$301.2	$236.2
Capital expenditures	$109.0	$94.9	$170.6	$176.7	$149.9	$97.4	$121.9
Number of restaurants	705	706	705	704	698	694	690

(1)	Excludes restaurant depreciation and amortization of $63.3 million, $57.4 million, $115.8 million, $107.5 million, $98.1 million, $95.0 million and $92.1 million, respectively.

(2)	Fiscal year 2009 consisted of 53 weeks while all other fiscal years consisted of 52 weeks.

(3)
Selling, general and administrative expenses include $46.5 million and $40.1 million of corporate expense allocated from Darden for the quarters ended November 24, 2013 and November 25, 2012, respectively. Selling general and administrative expenses include $75.0 million, $75.2 million, $77.1 million, $72.0 million and $61.0 million of corporate expense allocated from Darden for the years ended May 26, 2013, May 27, 2012, May 29, 2011, May 30, 2010 and May 31, 2009, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The discussion and analysis below is for Red Lobster Seafood Co. (any references to Red Lobster, the Company, we, us or our in this section, to the extent they concern periods before the Separation, refer to the Red Lobster business as operated as part of Darden Restaurants, Inc. (Darden)). This section should be read in conjunction with the combined financial statements and accompanying notes included elsewhere in this Information Statement as of November 24, 2013 and for the six months ended November 24, 2013 and November 25, 2012 and as of May 26, 2013 and May 27, 2012 and for the years ended May 26, 2013, May 27, 2012 and May 29, 2011, which have been prepared in accordance with U.S. generally accepted accounting principles. The Management’s Discussion and Analysis includes the following sections:

•The Separation and Distribution
•Overview of Operations
•Results of Operations
•Critical Accounting Policies
•Liquidity and Capital Resources
•Off-Balance Sheet Arrangements
•Financial Condition
•Quantitative and Qualitative Disclosures About Market Risk
•Application of New Accounting Standards
Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, any projections of future results of operations and cash flows are subject to substantial uncertainty. See “Forward-Looking Statements” included elsewhere in this Information Statement.
THE SEPARATION AND DISTRIBUTION
On December 19, 2013, Darden announced its plan for the complete legal and structural separation of Red Lobster, following which Red Lobster will be an independent, publicly traded company. On the Distribution Date, Darden will transfer to the Company substantially all of the assets and certain liabilities related to the operations of Darden's Red Lobster restaurants. Immediately following such transfer, on the Distribution Date, Darden will distribute all of the shares of the Company’s stock that it then owns to the common shareholders of Darden as of the record date, and it is a condition to the completion of the Distribution that Darden receive an opinion from Latham & Watkins LLP substantially to the effect that, among other things, the Distribution, and the Distribution together with the Contribution, will be tax-free for United States federal income tax purposes. Immediately following the Distribution, Darden’s shareholders as of the record date will own 100% of the outstanding equity in both companies.
Subsequent to the Separation and Distribution, we expect to incur expenditures consisting primarily of employee- related costs, costs to start up certain stand-alone functions, information technology systems costs and other transaction-related costs. Additionally, we will incur costs as a result of becoming an independent, publicly traded company, for transition services and from establishing or expanding the corporate support for our business, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, governance, legal, procurement and other services. We believe our cash flows from operations will be sufficient to fund these corporate expenses.
The combined financial statements have been prepared on a stand-alone basis and are derived from Darden’s consolidated financial statements and underlying accounting records. The combined financial statements reflect the historical results of operations, financial position and cash flows of Red Lobster in conformity with U.S. generally accepted accounting principles. All significant intercompany transactions and accounts within our combined businesses have been eliminated. These combined financial statements include assets and liabilities that are specifically identifiable or have been allocated to the Company.
The combined financial statements include all revenues, costs, assets and liabilities directly attributable to the Company either through specific identification or allocation. The combined statements of earnings include allocations of certain costs from Darden incurred on behalf of the Company. Such costs include certain corporate functions historically performed by Darden. These allocated costs are primarily related to centralized corporate functions and other general and administrative expenses. These allocations were made on the basis of direct usage when identifiable, with the remainder allocated on the basis of operating weeks or other relevant measures. All such costs and expenses have been deemed to have been paid to Darden in the period in which the costs were recorded. Management believes the assumptions underlying such financial statements, including the assumptions regarding the allocation of corporate expenses from Darden, are reasonable. However, the combined financial statements may not include all of the expenses that would have been incurred had Red Lobster been a stand-alone company during the periods presented and may not reflect Red Lobster's combined results of operations, financial position and cash flows had the Company been a stand-alone company during the periods presented. See Note 2 - Related Party Transactions in the audited combined financial statements for a further description of allocated expenses.
Following the Separation, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by Darden under transition services agreements.
OVERVIEW OF OPERATIONS
Our business operates in the full-service dining segment of the restaurant industry, primarily in the United States. At November 24, 2013, we operated 705 Red Lobster® restaurants in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada. We also have area development and franchise agreements with unaffiliated operators to develop and operate Red Lobster restaurants in Japan, the Middle East and Latin America. Pursuant to these agreements, as of November 24, 2013, 29 franchised restaurants were in operation in Japan and the Middle East.
We seek to increase profits by leveraging our fixed and semi-fixed costs with sales from new restaurants and increased guest traffic and sales at existing restaurants. To evaluate our operations and assess our financial performance, we monitor a number of operating measures, with a special focus on two key factors:

•	Same-restaurant sales – which is a year-over-year comparison of each period’s sales volumes for restaurants open at least 16 months, and

•	Restaurant earnings – which is restaurant-level profitability (restaurant sales, less restaurant-level cost of sales, marketing and depreciation).

Increasing same-restaurant sales can improve restaurant earnings because these incremental sales provide better leverage of our fixed and semi-fixed restaurant-level costs. A restaurant can generate same-restaurant sales increases through increases in guest traffic, increases in the average guest check, or a combination of the two. The average guest check can be impacted by menu price changes and by the mix of menu items sold. We gather daily sales data and regularly analyze the guest traffic counts and the mix of menu items sold to aid in developing menu pricing, product offerings and promotional strategies. We view same-restaurant guest counts as a measure of the long-term health of a restaurant, while increases in average check and menu mix are intended to cover inflation. Any check growth in excess of inflation may contribute more significantly to near-term profitability. We focus on balancing our pricing and product offerings with other initiatives to produce sustainable same-restaurant sales growth.
We compute same-restaurant sales using restaurants open at least 16 months because this period is generally required for new restaurant sales levels to normalize. Sales at newly opened restaurants generally do not make a significant contribution to profitability in their initial months of operation due to operating inefficiencies. Our sales and expenses can be impacted significantly by the number and timing of new restaurant openings and closings, relocation and remodeling of existing restaurants. Pre-opening expenses each period reflect the costs associated with opening new restaurants in current and future periods.
Financial Highlights
Six Months ended November 24, 2013
Our sales were $1.19 billion for the first six months of fiscal 2014, compared to $1.25 billion for the first six months of fiscal 2013. The decrease of 5.0 percent in sales for the first six months of fiscal 2014, was driven by a U.S. same-restaurant sales decrease of 4.8 percent. For the first six months of fiscal 2014, our net earnings were $8.2 million compared to $46.6 million for the first six months of fiscal 2013, a decrease of 82.4 percent. The decrease in net earnings for the first six months of fiscal 2014 compared to the first six months of fiscal 2013 was primarily driven by the decrease in sales.
Fiscal 2013 Financial Highlights
Our sales were $2.63 billion in fiscal 2013 compared to $2.67 billion in fiscal 2012. The 1.7 percent decrease was primarily driven by a 2.2 percent decrease in same-restaurant sales partially offset by revenue from one net new restaurant. Net earnings for fiscal 2013 were $126.1 million compared with net earnings for fiscal 2012 of $145.3 million, a decrease of 13.2 percent. The decrease in net earnings for fiscal 2013 compared to fiscal 2012 was primarily driven by the decrease in sales.

RESULTS OF OPERATIONS
Six Months Ended November 24, 2013 and November 25, 2012
The following table sets forth selected operating data as a percent of sales for the periods indicated. All information is derived from the unaudited combined statements of earnings for the six months ended November 24, 2013 and November 25, 2012 found elsewhere in this Information Statement.

	Six Months Ended
	November 24, 2013	November 25, 2012
Sales	100.0%	100.0%
Costs and expenses:
Cost of sales:
Food and beverage	33.7	33.5
Restaurant labor	32.2	30.7
Restaurant expenses	15.0	14.1
Total cost of sales, excluding restaurant depreciation and amortization of 5.3% and 4.6%	80.9%	78.3%
Selling, general and administrative	13.0	12.1
Depreciation and amortization	5.3	4.6
Total costs and expenses	99.2%	95.0%
Earnings before income taxes	0.8	5.0
Income taxes	0.1	1.3
Net earnings	0.7%	3.7%
The following table details the number of company-owned restaurants that were open at the end of the second quarter of fiscal 2014, compared with the number open at the end of fiscal 2013 and the end of the second quarter of fiscal 2013.

	November 24, 2013	May 26, 2013	November 25, 2012
Red Lobster – USA	678	678	679
Red Lobster – Canada	27	27	27
Total	705	705	706
SALES
Red Lobster’s sales of $1.19 billion for the first six months of fiscal 2014 were 5.0 percent below last fiscal year’s first six months, primarily driven by a U.S. same-restaurant sales decrease of 4.8 percent. The decrease in U.S. same-restaurant sales for the first six months resulted from a 6.6 percent decrease in same-restaurant guest counts partially offset by a 1.8 percent increase in average check.
COSTS AND EXPENSES
Total costs and expenses were $1.18 billion and $1.19 billion for the six months ended November 24, 2013 and November 25, 2012, respectively. As a percent of sales, total costs and expenses increased from 95.0 percent for the first six months of fiscal 2013 to 99.2 percent for the first six months of fiscal 2014.
Food and beverage costs were $400.3 million for the first six months of fiscal 2014, a decrease of $19.0 million, or 4.5 percent, from food and beverage costs of $419.3 million for the first six months of fiscal 2013. As a percent of sales, food and beverage costs increased for the first six months of fiscal 2014 compared to the first six months of fiscal 2013, primarily as a result of higher seafood and commodity costs partially offset by pricing. Restaurant labor costs were $382.5 million for the first six months of fiscal 2014, a decrease of $1.8 million, or 0.5 percent, from restaurant labor costs of $384.3 million for the first six months of fiscal 2013. Restaurant labor costs as a percent of sales increased for the first six months of fiscal 2014 compared to the first six months of fiscal 2013, primarily as a result of decreased labor efficiency, lost sales leverage and wage-rate inflation. Restaurant expenses (which include utilities, repairs and maintenance, credit card, lease, property tax, workers’ compensation, new restaurant pre-opening and other restaurant-level operating expenses) were $177.8 million for the first six months of fiscal 2014, an increase of $2.9 million, or 1.7 percent, from restaurant expenses of $174.9 million for the first six months of fiscal 2013. As a percent of sales, restaurant expenses increased for the first six months of fiscal 2014 primarily as a result of lost sales leverage, higher workers' compensation expenses and higher smallwares expenses.
Selling, general and administrative expenses were $154.9 million for the first six months of fiscal 2014, an increase of $2.9 million, or 1.9 percent, from selling, general and administrative expenses of $152.0 million for the first six months of fiscal 2013. As a percent of sales, selling, general and administrative expenses increased for the first six months of fiscal 2014 compared to the first six months of fiscal 2013 driven by lost sales leverage partially offset by lower media costs.
Depreciation and amortization expense was $63.4 million for the first six months of fiscal 2014, an increase of $6.0 million, or 10.5 percent, from depreciation and amortization expense of $57.4 million for the first six months of fiscal 2013. As a percent of sales, depreciation and amortization expense increased for the first six months of fiscal 2014 compared to the first six months of fiscal 2013, primarily due to an increase in depreciable assets related to remodel activities.
INCOME TAXES
The effective income tax rate for the six months ended November 24, 2013 was 10.9 percent compared to an effective income tax rate of 25.4 percent for the six months ended November 25, 2012. The decrease in the effective income tax rate for the six months ended November 24, 2013 as compared to the six months ended November 25, 2012 is primarily attributable to an increase in the impact of FICA tax credits for employee reported tips and Work Opportunity Tax Credits on lower earnings before income taxes in addition to favorable resolution of prior year tax matters expensed in prior years.
SEASONALITY
Our sales volumes fluctuate seasonally. Typically, our average sales per restaurant are highest in the spring and winter, followed by the summer, and lowest in the fall. Holidays, changes in the economy, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

FISCAL 2013, 2012 AND 2011
The following table sets forth selected operating data as a percent of sales for the fiscal years ended May 26, 2013, May 27, 2012 and May 29, 2011. This information is derived from the combined statements of earnings found elsewhere in this Information Statement.

	Fiscal Years
	2013	2012	2011
Sales	100.0%	100.0%	100.0%
Costs and expenses:
Cost of sales:
Food and beverage	33.7	34.0	31.0
Restaurant labor	30.6	30.6	31.6
Restaurant expenses	13.5	13.2	13.4
Total cost of sales, excluding restaurant depreciation and amortization of 4.4%, 4.0% and 3.8%, respectively	77.8%	77.8%	76.0%
Selling, general and administrative	11.4	10.6	11.2
Depreciation and amortization	4.4	4.0	3.9
Total costs and expenses	93.6%	92.4%	91.1%
Earnings before income taxes	6.4	7.6	8.9
Income taxes	1.6	2.2	2.6
Net earnings	4.8%	5.4%	6.3%

The following table details the number of company-owned restaurants that were open at the end of fiscal 2013, compared with the number open at the end of fiscal 2012 and the end of fiscal 2011.

	May 26, 2013	May 27, 2012	May 29, 2011
Red Lobster – USA	678	677	670
Red Lobster – Canada	27	27	28
Total	705	704	698
SALES
Red Lobster’s sales of $2.63 billion in fiscal 2013 were 1.7 percent below fiscal 2012, driven primarily by a U.S. same-restaurant sales decrease of 2.2 percent partially offset by revenue from one net new restaurant. The decrease in U.S. same-restaurant sales resulted from a 1.8 percent decrease in same-restaurant guest counts combined with a 0.4 percent decrease in average guest check. Average annual sales per restaurant for Red Lobster were $3.7 million in fiscal 2013 compared to $3.8 million in fiscal 2012.
Red Lobster’s sales of $2.67 billion in fiscal 2012 were 5.9 percent above fiscal 2011, driven primarily by a U.S. same-restaurant sales increase of 4.6 percent combined with revenue from six net new restaurants. The increase in U.S. same-restaurant sales resulted from a 2.2 percent increase in same-restaurant guest counts combined with a 2.4 percent increase in average guest check. Average annual sales per restaurant for Red Lobster were $3.8 million in fiscal 2012 compared to $3.6 million in fiscal 2011.
COSTS AND EXPENSES
Total costs and expenses were $2.46 billion in fiscal 2013, $2.47 billion in fiscal 2012 and $2.29 billion in fiscal 2011. As a percent of sales, total costs and expenses were 93.6 percent in fiscal 2013, 92.4 percent in fiscal 2012 and 91.1 percent in fiscal 2011.
Food and beverage costs decreased $22.1 million, or 2.4 percent, from $907.3 million in fiscal 2012 to $885.2 million in fiscal 2013. Food and beverage costs increased $125.0 million, or 16.0 percent, from $782.3 million in fiscal 2011 to $907.3 million in fiscal 2012. As a percent of sales, food and beverage costs decreased from fiscal 2012 to fiscal 2013 primarily as a result of lower seafood costs and pricing partially offset by unfavorable menu-mix. As a percent of sales, food and beverage costs increased from fiscal 2011 to fiscal 2012 primarily as a result of higher seafood and other food commodity costs and unfavorable menu-mix, partially offset by pricing.
Restaurant labor costs decreased $14.6 million, or 1.8 percent, from $817.6 million in fiscal 2012 to $803.0 million in fiscal 2013. Restaurant labor costs increased $21.3 million, or 2.7 percent, from $796.3 million in fiscal 2011 to $817.6 million in fiscal 2012. As a percent of sales, restaurant labor costs were flat in fiscal 2013 as compared to fiscal 2012 as wage-rate inflation and lost sales leverage, were offset by lower manager incentive compensation. As a percent of sales, restaurant labor costs decreased in fiscal 2012 as compared to fiscal 2011 primarily as a result of sales leveraging and improved wage-rate management partially offset by an increase in FICA taxes on higher reported tips. The increase in FICA tax expense on higher reported tips is fully offset in our net earnings by a corresponding income tax credit, which reduces income tax expense.
Restaurant expenses (which include utilities, repairs and maintenance, credit card, lease, property tax, workers’ compensation, new restaurant pre-opening and other restaurant-level operating expenses) increased $3.2 million, or 0.9 percent, from $352.1 million in fiscal 2012 to $355.3 million in fiscal 2013. Restaurant expenses increased $14.3 million, or 4.2 percent, from $337.8 million in fiscal 2011 to $352.1 million in fiscal 2012. As a percent of sales, restaurant expenses increased in fiscal 2013 as compared to fiscal 2012 primarily as a result of lost sales leverage and higher workers' compensation costs, partially offset by lower utilities expenses. As a percent of sales, restaurant expenses decreased in fiscal 2012 as compared to fiscal 2011 primarily due to sales leveraging and lower credit card fees partially offset by higher workers' compensation costs.
Selling, general and administrative expenses increased $14.8 million, or 5.3 percent, from $281.6 million in fiscal 2012 to $296.4 million in fiscal 2013. Selling, general and administrative expenses increased $1.5 million, or 0.5 percent, from $280.1 million in fiscal 2011 to $281.6 million in fiscal 2012. As a percent of sales, selling, general and administrative expenses increased from fiscal 2012 to fiscal 2013 primarily due to higher media costs and lost sales leverage partially offset by lower performance-based compensation. As a percent of sales, selling, general and administrative expenses decreased from fiscal 2011 to fiscal 2012 primarily due to sales leveraging partially offset by higher media costs.
Depreciation and amortization expense increased $8.2 million, or 7.6 percent, from $107.7 million in fiscal 2012 to $115.9 million in fiscal 2013. Depreciation and amortization expense increased $9.5 million, or 9.7 percent, from $98.2 million in fiscal 2011 to $107.7 million in fiscal 2012. As a percent of sales, depreciation and amortization expense increased in fiscal 2013 as compared to fiscal 2012 primarily due to an increase in depreciable assets related to new restaurants and remodel activities. As a percent of sales, depreciation and amortization expense increased in fiscal 2012 as compared to fiscal 2011 primarily due to an increase in depreciable assets related to new restaurants and remodel activities, partially offset by sales leveraging.
INCOME TAXES
The effective income tax rates for fiscal 2013, 2012 and 2011 were 25.5 percent, 28.6 percent and 29.0 percent, respectively. The decrease in our effective rate for fiscal 2013 is primarily attributable to an increase in the impact of FICA tax credits for employee reported tips and Work Opportunity Tax Credits on lower earnings before income taxes. The decrease in our effective rate for fiscal 2012 is primarily attributable to an increase in the impact of FICA tax credits for employee reported tips, partially offset by the unfavorable resolution of prior-year tax matters.
NET EARNINGS
Net earnings for fiscal 2013 were $126.1 million compared with net earnings for fiscal 2012 of $145.3 million and net earnings for fiscal 2011 of $160.0 million.
Net earnings for fiscal 2013 decreased 13.2 percent compared with fiscal 2012, primarily due to lower sales and higher restaurant expenses, selling, general and administrative expenses and depreciation and amortization expenses as a percent of sales partially offset by lower food and beverage costs as a percent of sales.
Net earnings for fiscal 2012 decreased 9.2 percent compared with fiscal 2011 primarily due to higher food and beverage costs and depreciation and amortization expense as a percent of sales, partially offset by increased sales, lower restaurant labor expenses, restaurant expenses and selling, general and administrative expenses as a percent of sales.
IMPACT OF INFLATION
We attempt to minimize the annual effects of inflation through appropriate planning, operating practices and menu price increases. We do not believe inflation had a significant overall effect on our annual results of operations for the six months ended November 24, 2013 or November 25, 2012 or for fiscal years 2013, 2012 or 2011.

CRITICAL ACCOUNTING POLICIES
We prepare our combined financial statements in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.
Our significant accounting policies are more fully described in Note 1 to the combined financial statements. However, certain of our accounting policies that are considered critical are those we believe are both most important to the portrayal of our financial condition and operating results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our combined financial statements.
Land, Buildings and Equipment
Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from 7 to 40 years using the straight-line method. Leasehold improvements, which are reflected on our combined balance sheets as a component of buildings, in land, buildings and equipment, net, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from 2 to 10 years, also using the straight-line method.

Our accounting policies regarding land, buildings and equipment, including leasehold improvements, include our judgments regarding the estimated useful lives of these assets, the residual values to which the assets are depreciated or amortized, the determination of what constitutes expected lease term and the determination as to what constitutes enhancing the value of or increasing the life of existing assets. These judgments and estimates may produce materially different amounts of reported depreciation and amortization expense if different assumptions were used. As discussed further below, these judgments may also impact our need to recognize an impairment charge on the carrying amount of these assets as the cash flows associated with the assets are realized, or as our expectations of estimated future cash flows change.

Leases
We are obligated under various operating lease agreements for certain restaurants. For operating leases, we recognize rent expense on a straight-line basis over the expected lease term, including option periods as described below.
Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods we are reasonably assured to exercise because failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. The leasehold improvements for each restaurant facility are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. Many of our leases have renewal periods totaling 5 to 20 years, exercisable at our option, and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The combined financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based upon sales levels and is accrued when we determine that it is probable that such sales levels will be achieved. Landlord allowances are recorded based on contractual terms and are included in accounts receivable, net and as a deferred rent liability and amortized as a reduction of rent expense on a straight-line basis over the expected lease term.
Our judgments related to the probable term for each restaurant affect the classification and accounting for leases as capital versus operating, the rent holidays and escalation in payments that are included in the calculation of straight-line rent and the term over which leasehold improvements for each restaurant facility are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

Impairment of Long-Lived Assets
Land, buildings and equipment and certain other assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If these assets are determined to be impaired, the amount of impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined by appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for sale within prepaid expenses and other current assets in our combined balance sheets when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. For assets that meet the held-for-sale criteria, we separately evaluate whether those assets also meet the requirements to be reported as discontinued operations. Principally, if we discontinue cash flows and no longer have any significant continuing involvement with respect to the operations of the assets, we classify the assets and related results of operations as discontinued. We consider guest transfer (an increase in guests at another location as a result of the closure of a location) as continuing cash flows and evaluate the significance of expected guest transfer when evaluating a restaurant for discontinued operations reporting. To the extent we dispose of enough assets where classification between continuing operations and discontinued operations would be material to our combined financial statements, we utilize the reporting provisions for discontinued operations. Assets whose disposal is not probable within one year remain in land, buildings and equipment until their disposal within one year is probable.
We account for exit or disposal activities, including restaurant closures, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 420, Exit or Disposal Cost Obligations. Such costs include the cost of disposing of the assets as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred. Upon disposal of the assets, primarily land, associated with a closed restaurant, any gain or loss is recorded in the same caption within our combined statements of earnings as the original impairment.
The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in usage or operating performance, desirability of the restaurant sites and other factors, such as our ability to sell our assets held for sale. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize a material impairment loss. We recognized long-lived asset impairment charges of $0.1 million, $0.3 million and $3.6 million during fiscal 2013, 2012 and 2011, respectively. These costs are included in selling, general and administrative expenses as a component of net earnings in the accompanying combined statements of earnings for fiscal 2013, 2012 and 2011. Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets and estimates of future cash flows.
We evaluate the useful lives of our other assets, primarily intangible assets to determine if they are definite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.
Insurance Accruals
Through the use of Darden's insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers’ compensation, certain employee medical and general liability programs. However, we carry insurance for individual workers’ compensation and general liability claims that exceed $0.5 million. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and not yet reported. The cost of insurance premiums allocated by Darden may not be representative of the costs Red Lobster would incur on a stand-alone basis.
Our accounting policies regarding these insurance programs include our judgments and independent actuarial assumptions about economic conditions, the frequency or severity of claims and claim development patterns and claim reserve, management and settlement practices. Unanticipated changes in these factors may produce materially different amounts of reported expense under these programs.

Unearned Revenues
Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed. We recognize sales from our gift cards when the gift card is redeemed by the customer. Although there are no expiration dates or dormancy fees for our gift cards, based on our historical gift card redemption patterns, we can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as “breakage.” We recognize breakage within sales for unused gift card amounts in proportion to actual gift card redemptions, which is also referred to as the “redemption” method. The estimated value of gift cards expected to go unused is recognized over the expected period of redemption as the remaining gift card values are redeemed. Utilizing this method, we estimate both the amount of breakage and the time period of redemption. If actual redemption patterns vary from our estimates, actual gift card breakage income may differ from the amounts recorded. We update our estimate of our breakage rate periodically and apply that rate to gift card redemptions. Changing our breakage-rate assumption on unredeemed gift cards by 10.0 percent of the current rate would result in an adjustment in our unearned revenues of approximately $8.4 million.
Income Taxes
For purposes of our combined financial statements, we recorded income tax expense and deferred tax balances as if we filed tax returns on a stand-alone basis separate from Darden. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if we were a separate taxpayer and a standalone enterprise for the periods presented. The calculation of our income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. Historically, we have operated within a Darden U.S. consolidated group as well as within a standalone Canadian branch for federal income tax purposes.
In determining taxable income for our combined financial statements, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.
In evaluating our ability to recover deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.
We currently do not have any significant valuation allowances recorded in our combined balance sheets.
The tax carryforwards reflected in our combined financial statements are based on a hypothetical stand-alone income tax return basis. The tax carryforwards include state and federal net operating losses, charitable contribution carryforwards and tax credits. The tax carryforwards are not representative of the tax carryforwards we will have available for use after being spun-off from Darden as the carryforwards will be retained by the Darden legal entities.
Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our results of operations, financial condition or cash flows.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in the United States and Canada. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. For purposes of our combined financial statements, we have computed these estimated tax liabilities on a separate return basis.

LIQUIDITY AND CAPITAL RESOURCES
Funding and Liquidity Strategy
Historically, we have generated operating cash flow and received financial support from Darden sufficient to fund our working capital, capital expenditure and financing requirements.
If our cash flows from operations are less than we require, we may need to incur debt or issue equity. From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the arrangements in place at the time of the Separation and Distribution will permit us to finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be affected by many factors, including: (i) our credit ratings, (ii) the liquidity of the overall capital markets and (iii) the current state of the economy. There can be no assurance that we will continue to have access to the capital markets on terms acceptable to us. See “Risk Factors” included elsewhere in this Information Statement for a further discussion.
Darden uses a centralized approach to cash management and financing of operations. The Company’s cash was available for use and was regularly “swept” by Darden at its discretion. Darden also funds the Company's operating and investing activities as needed. Transfers of cash both to and from Darden (including fiscal-year end receivable or payable balances) are included within parent company investment on the combined statements of changes in parent company equity. The cash presented on our combined balance sheets consists primarily of cash balances in the restaurants and credit card receivables which are classified as a cash equivalent.
Going forward, we may need cash to fund operating activities, working capital, capital expenditures and strategic investments. Our operating cash flows are also affected by the inherent seasonality of our business. Following the Distribution, our capital structure and sources of liquidity will change significantly from our historical capital structure. We will no longer participate in cash management and funding arrangements with Darden. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations, and our access to the bank and capital markets. We believe that our future cash from operations, together with our access to funds on hand and capital markets, will provide adequate resources to fund our operating and financing needs.
In connection with the Separation and Distribution, we currently expect to enter into borrowing arrangements, including a new term loan and/or senior notes issued to third parties. In addition, we may enter into a revolving credit facility of up to $ . It is anticipated that the new revolving credit facility and cash on hand will provide sufficient funds for our working capital and general corporate needs. As part of the overall financing plans, we expect to transfer net proceeds of up to $ million to Darden through a dividend. The actual terms of the senior notes, including interest rate, redemption provisions, covenants and maturity, will depend on market conditions at the time of pricing. The actual terms of the new credit facility, including interest rate, commitment, covenants and maturity, will depend on market conditions at the time we enter into the new credit facility.
Cash Flow Overview
Cash and equivalents were $23.7 million $25.6 million, $26.1 million and $28.0 million as of November 24, 2013, May 26, 2013, May 27, 2012 and May 29, 2011, respectively. The following table summarizes our cash flows for each of the periods presented.

	Six Months Ended		Fiscal Years
(in millions)	November 24, 2013	November 25, 2012	May 26, 2013	May 27, 2012	May 29, 2011
Net cash provided by (used in):
Operating activities	$54.0	$94.2	$298.7	$185.8	$231.6
Investing activities	(109.7)	(93.5)	(170.0)	(176.7)	(146.9)
Financing activities	53.8	(4.5)	(129.2)	(11.0)	(81.0)

Operating Activities
Cash provided by operating activities decreased $40.2 million to $54.0 million for the six months ended November 24, 2013 from $94.2 million for the six months ended November 25, 2012 primarily due to a decrease in net earnings.
Cash provided by operating activities increased $112.9 million to $298.7 million in fiscal 2013 from $185.8 million in fiscal 2012, primarily due to the timing of purchases and payments for inventory.
Cash provided by operating activities decreased $45.8 million to $185.8 million in fiscal 2012 from $231.6 million in fiscal 2011 primarily due to the timing of payments of accounts payable and purchases of inventory.

Investing Activities
Our cash outflows from investing activities relate to investments in capital expenditures. Cash used for investing activities increased $16.2 million to $109.7 million in the six months ended November 24, 2013 compared to $93.5 million for the six months ended November 25, 2012, primarily due to higher expenditures for remodel activities during fiscal 2014. Cash used for investing activities decreased $6.7 million to $170.0 million in fiscal 2013 compared to $176.7 million in fiscal 2012, primarily due to lower expenditures for restaurant construction and remodel activities. Cash used for investing increased $29.8 million to $176.7 million in fiscal 2012 compared to $146.9 million in fiscal 2011, primarily due to higher expenditures for new restaurant construction and remodel activities.
Financing Activities
Cash used for financing activities primarily relate to net transfers to Darden, from which we have obtained financing for our business in the ordinary course. The components of net transfers include: (i) cash transfers from the Company to Darden, (ii) charges for income taxes, (iii) charges from Darden for services to and funding of certain expenses for Red Lobster and (iv) allocations of Darden’s corporate expenses, which were effectively settled for cash at the time of the transaction as described elsewhere in this Information Statement. See Note 2—Related Party Transactions in the audited combined financial statements.
Dividends
It is our intention to pay a quarterly cash dividend to our common shareholders at an estimated initial rate of $ per share following the Separation. The declaration and payment of future dividends to holders of our common stock, however, will be at the discretion of the Red Lobster Board and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that the Board deems relevant. There can be no assurance that we will continue to pay any dividend even if we commence the payment of dividends. The terms of our new credit facility and senior notes, as described in “Description of Financing Transactions and Material Indebtedness,” are expected to contain certain restrictions on our ability to declare or pay cash dividends.
Contractual Obligations
We believe that our future cash from operations, together with our access to funds on hand and capital markets will be adequate for us to execute our business strategy and meet anticipated requirements for capital expenditures and working capital for fiscal 2014.
A summary of our contractual obligations and commercial commitments at November 24, 2013, is as follows:

(in millions)	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases	$170.0	$33.5	$58.0	$38.4	$40.1
Purchase obligations (1)	227.3	224.5	2.8	—	—
Benefit obligations (2)	32.6	2.5	4.0	5.4	20.7
Unrecognized income tax benefits (3)	5.0	1.2	1.7	2.1	—
Total contractual obligations	$434.9	$261.7	$66.5	$45.9	$60.8

(in millions)	Amount of Commitment Expiration per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Standby letters of credit (4)	$32.4	$32.4	$—	$—	$—
Total commercial commitments	$32.4	$32.4	$—	$—	$—

(1)	Includes commitments for food and beverage items and supplies, capital projects, information technology and other miscellaneous commitments.

(2)	Includes expected payments associated with our non-qualified deferred compensation plan through fiscal 2023.

(3)	Includes interest on unrecognized income tax benefits of $0.5 million, $0.3 million of which relates to contingencies expected to be resolved within one year.

(4)
Includes letters of credit for $30.8 million related to workers’ compensation and general liabilities accrued in our combined financial statements, letters of credit for $0.3 million related to lease payments included in the contractual operating lease obligation payments noted above and other letters of credit totaling $1.3 million.

OFF-BALANCE SHEET ARRANGEMENTS
We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.
FINANCIAL CONDITION
As of November 24, 2013
Our total current assets were $343.7 million at November 24, 2013, compared with $283.9 million at May 26, 2013. The increase was primarily due to higher inventory levels related to the timing of purchases.
Our total current liabilities were $297.9 million at November 24, 2013, compared with $256.8 million at May 26, 2013, The increase was primarily due to an increase in accounts payable due to the timing of payments associated with purchases of inventory.
As of May 26, 2013
Our total current assets were $283.9 million at May 26, 2013, compared with $336.6 million at May 27, 2012. The decrease was primarily due to lower inventory levels related to the timing of inventory purchases.
Our total current liabilities were $256.8 million at May 26, 2013, compared with $253.3 million at May 27, 2012. The increase was primarily due to increases in unearned revenues and other liabilities, partially offset by a decrease in accrued payroll.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to a variety of market risks, including fluctuations in interest rates, foreign currency exchange rates and commodity prices. To manage this exposure, Darden periodically enters into interest rate and foreign currency exchange instruments, equity forwards and commodity instruments for other than trading purposes. See Note 1 to our combined financial statements, included elsewhere in this Information Statement.

APPLICATION OF NEW ACCOUNTING STANDARDS

In February 2013, the FASB issued Accounting Standards Update (ASU) 2013-02, Comprehensive Income (Topic 220), Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income. This update requires companies to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, companies are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. We adopted this guidance in our first quarter of fiscal 2014 and have applied the guidance prospectively. Other than requiring additional disclosures, adoption of this new guidance did not have a significant impact on our combined financial statements.
In July 2012, the FASB issued ASU 2012-02, Intangibles - Goodwill and Other (Topic 350), Testing Indefinite Lived Intangible Assets for Impairment. This update simplifies the guidance for testing the decline in the realizable value (impairment) of indefinite-lived intangible assets other than goodwill and allows companies the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. Companies electing to perform a qualitative assessment are no longer required to calculate the fair value of an indefinite-lived intangible asset unless the company determines, based on a qualitative assessment, that it is “more likely than not” that the asset is impaired. This update is effective for annual and interim impairment tests performed in fiscal years beginning after September 15, 2012, which required us to adopt these provisions in fiscal 2014. The adoption of this new guidance in fiscal 2014 did not have a significant impact on our combined financial statements.

BUSINESS
Our Company
We are the world's largest full-service dining seafood specialty restaurant operator. Our founder, William B. Darden, opened the first Red Lobster seafood restaurant in Lakeland, Florida in 1968. Red Lobster has grown from six restaurants in operation at the end of fiscal 1970 to 705 restaurants in the United States and Canada as of November 24, 2013. We focus on providing our guests with an exceptional experience featuring quality fresh seafood, friendly service and a warm, vibrant and inviting seaside-inspired atmosphere. Our extensive made-to-order menu features familiar, “craveable” and innovative menu options based on fresh and flavorful ingredients, and includes a variety of specialty seafood such as fresh fish, shrimp, crab, lobster and scallops, in addition to a selection of non-seafood entrées, appetizers, desserts and alcoholic and non-alcoholic beverages. We strive to be the best destination for fresh, delicious seafood and to provide compelling value to our guests by providing a range of prices to accommodate a variety of occasions.
We believe our menu, tastefully decorated restaurants, welcoming service and consistent execution lead to a differentiated and superior guest experience that appeals to both male and female consumers across a wide range of demographics, and engenders particularly strong loyalty from seafood lovers. Our broad menu offerings at a range of price points help generate significant guest traffic at both lunch and dinner. Lunch, dinner and takeout represented 33%, 64% and 3% of sales, respectively, in fiscal 2013. We maintain different lunch and dinner menus as well as different menus across trade areas to reflect geographic consumer preferences, prices and selections, and we also offer a smaller-portioned, lower-priced children’s menu. Most dinner entrée prices range from $11.25 to $33.75, with certain lobster items available by the pound and seasonal/regional fresh fish selections available on a daily fresh fish menu. Most lunch entrée prices range from $7.50 to $14.75. The prices of our entrées offer compelling value to our guests and typically include salad, side items and as many of our signature Cheddar Bay Biscuits® as our guests desire. During fiscal 2013, the average check per person was approximately $20.25 to $20.75, with alcoholic beverages accounting for approximately 7.8% of Red Lobster’s sales.
Directly and through subsidiaries, we own and operate all of our restaurants in the United States and Canada. As of November 24, 2013, we had 705 restaurants in the United States and Canada. We own the building and the land for 473 of these locations, own the building and lease the land for 185 of these locations and hold 47 of these locations by operating lease. As of November 24, 2013, we also had 29 franchised international restaurants operated by independent third parties pursuant to area development and franchise agreements, including 23 restaurants in Japan and six restaurants in the Middle East (the United Arab Emirates, Qatar, Kuwait and Saudi Arabia). After the consummation of the Separation, Darden will be the master franchisee of Red Lobster in the countries where those restaurants are located and in certain other countries where Darden is planning to expand its own international footprint. In such capacity, Darden will franchise the restaurants to independent third parties, and Red Lobster will receive royalty income. Our company-owned restaurants in the United States and Canada generated average annual sales of approximately $3.7 million during the fiscal year ended May 26, 2013.
For the fiscal year ended May 26, 2013 and the six months ended November 24, 2013, we generated sales of $2.63 billion and $1.19 billion, respectively. Sales for fiscal 2013 and the six months ended November 24, 2013 decreased 1.7% and 5.0%, respectively, compared with the same period in the prior year.
Our Strengths
We believe the following competitive strengths, when combined with our strategic plan and operating model, provide a platform to drive profitable revenue growth and deliver strong free cash flow generation.
Iconic American Casual Dining Brand with Broad Appeal. We have a leading market position in the casual dining industry and, based on 2013 sales, we rank #1 in the full-service dining seafood category in the United States. We provide an atmosphere that appeals to a broad range of guests from a wide variety of age groups and economic and ethnic backgrounds. Our restaurants are located in high-traffic suburban and urban locations to attract primarily local patrons with limited reliance on business travelers. We have cultivated a loyal guest base, with a majority of our guests dining with us several times a year. We believe our strong brand provides a foundation to maintain our category leadership position and drive profitability.
Exceptional Guest Experience. The strength of our value proposition lies in our ability to provide freshly prepared, high quality seafood in a vibrant, casual seaside-inspired atmosphere with attentive guest service at a compelling value. We believe the dining experiences we offer, coupled with an attractive price-to-value relationship, help us create long-term, loyal and highly satisfied guests, driving more frequent visits.
Differentiated Product Offerings. We deliver consistently executed, freshly prepared, made-to-order meals featuring a variety of specialty seafood in addition to a selection of non-seafood entrées, appetizers, desserts and alcoholic and non-alcoholic beverages. We source our ingredients from outstanding suppliers around the world, which we believe allows us to serve high quality meals and to maintain the authenticity of our recipes, while keeping costs in line to provide compelling value for our guests.
Friendly Service. We are committed to delivering superior service to each guest, at each meal, each and every day. We strive to offer guests prompt, friendly and efficient service, keep wait staff-to-table ratios high and staff each restaurant with experienced managers who have undergone a 12 to 13-week manager-in-training program to ensure consistent and attentive service. Our servers undergo multi-hour training to better provide knowledgeable and personalized attention to our guests’ needs.
Compelling Value Proposition. We believe we are able to provide great value to our guests by offering a broad selection of menu items at a range of prices that accommodate various occasion and spending preferences of each guest. We enhance the value we offer our guests through menu and promotional innovation. These menu changes and promotions allow us to offer our guests new choices at lower prices, since they were developed taking into account our costs and target profit margins as well as guest spending preferences. Two of our most recognizable and highly anticipated recurring promotions are Lobsterfest® and Endless Shrimp®, which drive significant traffic to our restaurants.
Proven Restaurant Operations. We nurture the growth of our brand by developing new and innovative offerings that appeal to our guests and that we believe promote sustainable sales and profit growth. We rely on market and product research, as well as testing and guest feedback, to develop new ideas and to mitigate the risks of implementation.
Track Record of Menu Innovation. We continually develop innovative new menu items, focusing on leveraging new culinary trends and techniques that address the needs of our guests. Our investments in developing and marketing new products have been drivers of our category leadership. Red Lobster’s heritage of menu innovation includes widely recognized items such as dishes from our Wood-Fire Grill, our signature Cheddar Bay Biscuits® and popcorn shrimp, and we regularly introduce new menu items designed to broaden our appeal and address evolving consumer tastes and preferences.
Attractive Unit Economics. Our average annual sales for company-owned restaurants were approximately $3.7 million in fiscal year 2013, exceeding those of most comparable casual dining peers. Without compromising the guest experience, we continuously explore opportunities to increase productivity and reduce costs across every aspect of our business. We derive significant productivity benefits from rigorously tracking and continuously optimizing labor usage and food inventory, thereby increasing efficiency and reducing waste. We believe we achieve significant cost, quality and availability advantages through centralized sourcing from our primary suppliers of seafood and other products.
Strong and Healthy Restaurant Base. We are committed to providing a welcoming, comfortable dining environment where our guests can reconnect with family and friends, and enjoy the feeling reminiscent of being near the sea. As of November 24, 2013, we operate a well-diversified portfolio of 678 restaurants across 44 states in the United States and 27 restaurants across four provinces in Canada. We believe our restaurants are well-maintained. Approximately 90% of our company-owned restaurants have been constructed or recently remodeled to feature our Bar Harbor image, inspired by the lobster fishing village of Bar Harbor, Maine. We anticipate completing substantially all restaurant remodels by the end of fiscal 2015. Our company-owned restaurants generate compelling returns, including average annual sales of $3.7 million, and substantially all restaurants produced positive cash flows in fiscal year 2013. We own the real estate for a significant majority of our restaurants, which provides us with substantial operational flexibility.
Management Team with Proven Track Record. We have assembled a proven senior management team with substantial experience managing restaurant businesses, which includes operational, financial and marketing experience. For example, Chief Executive Officer-Elect Kim A. Lopdrup has over 27 years of experience in the restaurant industry and has held a number of senior positions with Darden, Burger King and Dunkin’ Brands. Mr. Lopdrup’s experience includes serving as Red Lobster’s President from May 2004 to June 2011, during which time the business outperformed the Knapp-Track Index by a cumulative rate of over 11% and delivered the seven most profitable years the brand had achieved to date. Salli Setta, President, Red Lobster, has 23 years of management experience with Darden including 15 years with Olive Garden and eight years with Red Lobster. C. Bradford

Richmond, who will become Chief Financial Officer following the Separation, has 31 years of experience with Darden, including eight years as Darden’s Chief Financial Officer.
We believe our functional corporate support team complements our restaurant experience at the operating level. Our field operating and management teams are made up of individuals with deep company and industry experience. Our senior management team has an average of 26 years of industry experience and our field management team has an average of over 20 years of experience working with Red Lobster. We believe our management team and operators are highly motivated to drive growth in sales and profits through incentive-based compensation plans.
Our Strategies and Goals
We believe the Separation will allow Red Lobster to pursue a more focused and aggressive business transformation strategy. Our goals are to drive profitable revenue growth and leverage our restaurant base to drive our return on investment, deliver strong free cash flow and pay a highly competitive dividend. To achieve these goals, we plan to pursue the following strategies:
Increase Restaurant Sales. We have one of the strongest and most recognizable restaurant brands in North America, and we believe that building on our leading market position to expand share of occasions and increase guest frequency is essential to our success. We believe we have the following opportunities to grow restaurant sales:
Renewed Focus on Quality, “Craveability” and Variety. Our culinary team intends to continue introducing innovative menu items that we believe appeal to our guests and match evolving consumer preferences. We expect to supplement this with equipment, systems and process changes to optimally cook and plate food and serve it while hot and fresh.
Improved Marketing and Promotional Strategy. We plan to continue to improve our limited-time offers and multimedia marketing campaigns. By promoting continuously evolving menu items at compelling value, we seek to drive traffic and maintain brand relevance. With new analytical and technology capabilities, we believe we will be able to shift significant marketing resources to more focused advertising programs, which include targeted email, online and social media campaigns.
Leverage Recently Remodeled Restaurants. In the near-term, we are focused on completing remodels to bring substantially all of our restaurants into the Bar Harbor image. As of November 24, 2013, we had 635 company-owned restaurants in the Bar Harbor image, which includes remodels, relocations and new construction, and we plan to complete approximately 10 additional remodels in fiscal 2014.
Streamline Restaurant Operations. We will strive to achieve optimal levels of efficiency and effectiveness by streamlining and simplifying our restaurant operations to improve execution. We expect to implement initiatives to optimize overhead costs in restaurant support functions by creating a lean stand-alone organization.
Pursue Unit Expansion Opportunities. We believe our international business represents a meaningful growth opportunity. As of November 24, 2013 we had 29 franchised international restaurants located across 5 countries and territories. After the consummation of the Separation, Darden will be the master franchisee of Red Lobster in the countries where those restaurants are located and in certain other countries where Darden is planning to expand its own international footprint. In such capacity, Darden will franchise the restaurants to independent third parties, and Red Lobster will receive royalty income.
Leverage Our Strong Brand for Consumer Packaged Goods in the Retail Channel. We intend to continue to leverage our Red Lobster brand in the retail channel by pursuing licensing opportunities, such as with Cheddar Bay Biscuits® mix, which is available at select national retailers including Walmart and Sam’s Club. We believe that licensing opportunities drive sales, increase brand awareness and further enhance the experience and value we provide to our guests.
Franchises and New Business Development
Our restaurant operations outside of the United States and Canada are conducted through area development and franchise agreements. Darden has an agreement with an unaffiliated Japanese corporation that operates 23 Red Lobster restaurants in Japan as of November 24, 2013. In October 2010, Darden entered into a formal agreement with an unaffiliated operator to develop and operate Red Lobster restaurants in the Middle East. The agreement calls for the operator to develop a minimum of 25 restaurants in Bahrain, Egypt, Kuwait, Lebanon, Qatar, Saudi Arabia and the United Arab Emirates over approximately the next five years. As of November 24, 2013, six restaurants (in the United Arab Emirates, Qatar, Kuwait and Saudi Arabia) had opened under this agreement. In August 2011, Darden entered into an agreement with an unaffiliated operator to develop and operate Red Lobster restaurants in Mexico. The agreement calls for the operator to develop a minimum of eight restaurants in Mexico over approximately the next five years. As of November 24, 2013, no restaurants had been opened under this agreement. In February 2013, Darden entered into a formal agreement with an unaffiliated operator to develop a minimum of 21 Red Lobster restaurants in Brazil, Colombia and Panama. As of November 24, 2013, no restaurants had been opened under this agreement. In July 2013, Darden entered into separate formal agreements with two unaffiliated operators to develop and operate five Red Lobster restaurants in Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Peru. As of November 24, 2013, no restaurants had been opened under this agreement. Neither Darden nor Red Lobster has an ownership interest in any of these franchisees, but they receive royalty income under the area development and franchise agreements. After the consummation of the Separation, Darden will be the master franchisee of Red Lobster in the markets where Red Lobster area development and franchise agreements have already been signed and in certain other countries where Darden is planning to expand its own international footprint. In such capacity, Darden will franchise the restaurants to independent third parties, and Red Lobster will receive royalty income. The amount of income we derive from our franchise arrangements is not material to our consolidated financial statements.
Restaurant Design and Remodel Program
While the layout of each restaurant varies, a typical Red Lobster restaurant is approximately 7,500 square feet and features a dining room and a full-service liquor bar area. The dining area typically consists of 60 to 90 tables and seats approximately 200 to 250 people. The bar area consists of approximately 5 tables and has seating capacity for approximately 30 people. Appetizers and complete dinners are served in the bar area. We are currently in the process of developing a more space-efficient prototype for international use that, if successful, may have potential application in the U.S. market.
We are committed to the strategy of continuing to maintain relevance with our décor by implementing our Bar Harbor image in all restaurants. We began the ongoing Bar Harbor remodel program in 2009 to refresh our restaurant base and modernize the look and feel of the dining experience. The exterior features a stone tower, ship lanterns, Adirondack-style chairs and window decals that spell out the types of seafood guests will find inside. Interior features include cozy booths, warm wood paneling, softer lighting and tasteful nautical décor. As of November 24, 2013, we had 635 company-owned restaurants in the Bar Harbor image, which includes remodels, relocations and new construction, and we plan to complete approximately 10 additional remodels in fiscal 2014, thereby bringing a cumulative total of approximately 645 restaurants into the Bar Harbor image. Our average remodel cost has been approximately $500,000, and traffic at our remodeled locations has outperformed our non-remodeled locations by approximately 4% to 5%.
Restaurant Operations
Management and Employees. We believe that high-quality restaurant management is critical to our long-term success. We develop and issue detailed training manuals covering all aspects of restaurant operations as well as food and beverage manuals that detail the preparation procedures of our recipes. The restaurant management teams are responsible for the day-to-day operation of each restaurant and for ensuring compliance with our operating standards.
Each typical Red Lobster restaurant is led by a general manager, with three additional managers. Some locations have more managers depending on the operating complexity and sales volume of the restaurant. In addition, each restaurant typically employs an average of 70 to 90 hourly employees, most of whom work part-time. General managers report to a director of operations who is responsible for approximately 8 to 10 restaurants. Restaurants are visited regularly by operations management, including officer-level executives, to help ensure strict adherence to all aspects of our standards. Each director of operations reports to a regional vice president. The regional vice president typically supervises six to eight directors of operations, which further strengthens our restaurant operations expertise by elevating the execution required to build guest loyalty and enhance our talent development capacity in the field. Three to four regional vice presidents are supervised by a senior vice president of operations. Our operations organizational structure allows our senior vice president of operations role to focus on identifying new tools, operationalizing strategies required to sustainably grow guest counts and sales in their particular division and enabling talent rotation and sharing across our brands.
We maintain performance measurement and incentive compensation programs for our management-level employees. We believe our leadership position, strong success-oriented culture and various short-term and long-term incentive programs, including stock and stock-based compensation, help attract and retain highly motivated restaurant managers.
Training and Employee Programs. Our training department and senior operations executives are responsible for developing and maintaining our operations training programs. These efforts include a 12 to 13-week training program for management trainees (seven to nine weeks in the case of internal promotions) and continuing development programs for managers, supervisors and directors. The emphasis of the training and development programs varies, but includes leadership, restaurant business management and culinary skills. For example, through hands-on training, testing, and a four-step validation process by restaurant managers, each Red Lobster restaurant has four to five highly skilled crew members who are Certified Grill Masters. We also use a highly structured training program to open new restaurants, including deploying training teams experienced in all aspects of restaurant operations.
Food Safety. Providing a safe and clean dining experience for our guests is essential to our mission statement. We have taken precautions to mitigate food quality and safety risks, which include designing and implementing training programs for our kitchen staff, employees and managers focusing on safety and quality assurance. Our suppliers are inspected by federal, state and local regulators and/or other reputable, qualified inspection services, which helps ensure compliance with all federal food safety and quality guidelines.
Sourcing and Distribution
Our ability to ensure a consistent supply of high-quality food and supplies at competitive prices to all of our restaurants depends on reliable sources of procurement. Our purchasing staff sources, negotiates and purchases food and supplies from more than 250 suppliers whose products originate in more than 20 countries. Suppliers must meet our requirements and strict quality control standards in the development, harvest, catch and production of food products. Competitive bids, long-term contracts and long-term vendor relationships are routinely used to manage availability and cost of products.
We believe our seafood purchasing capabilities are a significant competitive advantage. Our purchasing staff travels routinely within the United States and internationally to source more than 40 varieties of top-quality seafood at competitive prices. We believe we have established excellent long-term relationships with key seafood vendors and usually source directly from producers (not brokers or middlemen). While the supply of certain seafood species is volatile, we believe we have the ability to identify alternative seafood products and adjust our menus as necessary.
All other essential food products are available, or can be made available upon short notice, from alternative qualified suppliers. We continue to progress in automating our supply chain allowing our suppliers, logistics partners and distributors to improve optimization with information visibility. Because of the relatively rapid turnover of perishable food products, inventories in the restaurants have a modest aggregate dollar value in relation to sales.
Our commitment to quality goes hand-in-hand with our commitment to sustainable fishing and farming practices. We do not serve endangered or over-fished species, and we participate in conservation efforts, requiring seafood suppliers to engage in best practices, such as compliance with Global Aquaculture Alliance (GAA) standards.
Seasonality
Our sales volumes fluctuate seasonally. Typically, our average sales per restaurant are highest in the spring and winter, followed by the summer, and lowest in the fall. Holidays, changes in the economy, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.
Marketing and Advertising
Our marketing strategy is designed to drive comparable restaurant sales growth by increasing frequency of and occasions for visits by our current guests as well as by attracting new guests.
We believe we have developed significant marketing and advertising capabilities. Our size enables us to be a leading advertiser in the full service segment of the restaurant industry. Leveraging the efficiency of national network and cable television, along with targeted digital advertising, we use advertising to attract a broad spectrum of consumers.
We also rely on outdoor billboard, direct mail and email advertising, as well as radio, newspapers, digital coupons, search engine marketing and social media such as Facebook and Twitter, as appropriate, to attract and retain guests.
Our company also implements a national promotions calendar to maintain and increase our sales and profits, as well as strengthen our brand. We have developed and consistently use sophisticated consumer marketing research techniques to monitor guest satisfaction and evolving expectations.

Management Information Systems
We strive for leadership in the restaurant business by using technology as a competitive advantage and as an enabler of our strategy. Our computers located in the restaurants have been used to assist in the management of the restaurants. We have implemented technology-enabled business solutions targeted at improved financial control, cost management, enhanced guest service and improved employee effectiveness. These solutions are designed to be used across restaurants, yet are flexible enough to meet the unique needs of each location. Our strategy is to fully integrate systems to drive operational efficiencies and enable restaurant teams to focus on restaurant operations excellence. Over the past few years, we completed the implementation of a streamlined hiring process for front line employee candidates. Additionally, we implemented a new meal pacing system and a new table management system to enhance the guest experience by providing accurate wait times, pacing the preparation of menu items based on cook-times and enhancing restaurant capacity by increasing table turns.
We use proprietary software developed by Darden, as well as purchased software, with proven, non-proprietary hardware. These technology-enabled solutions provide required functionality and processing power to effectively manage the enterprise and restaurant operations.  A high-speed data network sends and receives critical business data to and from the restaurants throughout the day and night, providing timely and extensive information on business activity in every location. The Transition Services Agreement will allow us to continue using Darden’s proprietary software and purchased solutions for up to months after the Separation. At that time, we anticipate having cost-effective and efficient solutions in place to continue to effectively manage the enterprise and operate the restaurants.
Our management believes that our current systems and practice of implementing regular updates will position us well to support current needs and future growth. We are committed to maintaining an industry leadership position in information systems and computing technology. We use a strategic information systems planning process that involves senior management and is integrated into our overall business planning. Information systems projects are prioritized based upon strategic, financial, regulatory and other business advantage criteria.
Intellectual Property
We currently own 25 registrations in connection with restaurant services from the United States Patent and Trademark Office, including our Red Lobster® service mark. We also own service and other trademark registrations in certain foreign jurisdictions. Our policy is to pursue registration of our important service marks and trademarks and to oppose vigorously any infringement of them. Generally, with appropriate renewal and use, the registration of our service marks and trademarks should continue indefinitely.
Restaurant Industry Overview
According to the National Restaurant Association (the “NRA”), United States restaurant industry sales were $659 billion in 2013 and are projected to grow 3.6% to $683 billion in 2014, representing approximately 4.1% of the United States gross domestic product. According to the NRA, the United States restaurant industry has grown at a compound annual growth rate of 6.5% since 1970. The restaurant industry is comprised of multiple segments, including casual dining. The casual dining segment can be further sub-divided into representative categories, including the seafood category. According to the NPD Group's Crest® service, the seafood category represented 6.6% of the $85.8 billion casual dining segment for the year ending December 2013.
The NRA projects that 47% of total United States food expenditures will be spent at restaurants in 2014, up from 25% in 1955. Real disposable personal income, a key indicator of restaurant industry sales, is projected to increase 2.4% in 2014, following a lower increase of 0.7% in 2013. We believe that the increase in purchases of “food-away-from-home” is attributable to demographic, economic and lifestyle trends, including the following factors:

•	the rise in the number of individuals employed;

•	the increase in average household incomes;

•	a growing United States population; and

•	an increased willingness by consumers to pay for the convenience of meals prepared outside of their homes.

Competition
The restaurant business is intensely competitive with respect to aspects such as food quality, price-value relationships, ambiance, service and location, and is affected by many factors, including changes in consumer tastes and discretionary spending patterns, macroeconomic conditions, demographic trends, weather conditions, the cost and availability of raw materials, labor and energy, and government regulations. Any change in these or related factors could adversely affect our restaurant operations. The main competitors for our brand are nationally recognized casual dining restaurants such as Applebees, Olive Garden, Chili’s, Outback Steakhouse, and TGI Fridays. We also compete with mid-priced, multi-location full-service seafood concepts including Bonefish Grill, Joe’s Crab Shack, Legal Sea Foods and Pappadeaux Seafood Kitchen.
There are a number of well-established competitors with greater financial, marketing, personnel and other resources than ours. In addition, many of our competitors are well established in the markets where our operations are, or in which they may be, located. While we believe that our restaurants are distinctive in design and operating concept, other companies may develop restaurants that operate with similar concepts. In addition, with improving and innovative product offerings at fast casual restaurants, quick-service restaurants and food retail stores, consumers may choose to trade down to these alternatives, which could also negatively affect our financial results.
Government Regulation
We are subject to various federal, state, local and international laws affecting our business. Each of our restaurants must comply with licensing requirements and regulations by a number of governmental authorities, which include health, safety and fire agencies in the state or municipality in which the restaurant is located. The development and operation of restaurants depend on selecting and acquiring suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations. To date, we have not been significantly affected by any difficulty, delay or failure to obtain required licenses or approvals.
During fiscal 2013, approximately 7.8% of our sales were attributable to the sale of alcoholic beverages. Regulations governing their sale require licensure by each site (in most cases, on an annual basis), and licenses may be revoked or suspended for cause at any time. These regulations relate to many aspects of restaurant operation, including the minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. The failure of a restaurant to obtain or retain these licenses would adversely affect the restaurant’s operations. We also are subject in certain states to “dramshop” statutes, which generally provide an injured party with recourse against an establishment that serves alcoholic beverages to an intoxicated person who then causes injury to himself or a third party. We carry liquor liability coverage as part of our comprehensive general liability insurance.
We also are subject to federal and state minimum wage laws and other laws governing such matters as overtime, tip credits, working conditions, safety standards, and hiring and employment practices. Changes in these laws during fiscal 2013 have not had a material effect on our operations.
We currently are operating under Darden's Tip Rate Alternative Commitment (“TRAC”) agreement with the Internal Revenue Service. Through increased educational and other efforts in the restaurants, the TRAC agreement reduces the likelihood of potential chain-wide employer-only FICA assessments for unreported tips.
We are subject to federal and state environmental regulations, but these rules have not had a material effect on our operations. During fiscal 2013, there were no material capital expenditures for environmental control facilities and no material expenditures for this purpose are anticipated.
Our facilities must comply with the applicable requirements of the Americans with Disabilities Act of 1990 (“ADA”) and related state accessibility statutes. Under the ADA and related state laws, we must provide equivalent service to disabled persons and make reasonable accommodation for their employment, and when constructing or undertaking significant remodeling of our restaurants, we must make those facilities accessible.
We are reviewing the health care reform law enacted by Congress in March of 2010 (“Affordable Care Act”). As part of that review, we will evaluate the potential impacts of this new law on our business, and accommodate various parts of the law as they take effect.
We are subject to laws and regulations relating to the preparation and sale of food, including regulations regarding product safety, nutritional content and menu labeling. We are or may become subject to laws and regulations requiring disclosure of calorie, fat, trans fat, salt and allergen content. The Affordable Care Act requires restaurant companies such as ours to disclose calorie information on their menus. The Food and Drug Administration has proposed rules to implement this provision that would require restaurants to post the number of calories for most items on menus or menu boards and to make available more detailed nutrition information upon request.
We are subject to laws relating to information security, privacy, cashless payments and consumer credit, protection and fraud. An increasing number of governments and industry groups worldwide have established data privacy laws and standards for the protection of personal information, including social security numbers, financial information (including credit card numbers), and health information.
See the “Risk Factors” included elsewhere in this Information Statement for a discussion of risks relating to federal, state and local regulation of our business, including in the areas of health care reform, data privacy and environmental matters.
Employees
As of November 24, 2013, we had approximately 58,000 employees of whom approximately 70 were corporate management and staff personnel, approximately 2,800 were restaurant managers or trainees, and approximately 55,000 were employees in non-management restaurant positions, most of whom work part-time. We believe we provide working conditions and compensation that compare favorably with those of our competitors. Most employees, other than restaurant management and corporate management, are paid on an hourly basis. None of our employees are unionized or covered by a collective bargaining agreement. We believe we have good relations with our employees.
Properties
As of November 24, 2013, we operated 705 restaurants in the U.S. and Canada, in the following locations:

Alabama (12)	Indiana (21)	Nebraska (5)	South Carolina (13)
Arkansas (8)	Iowa (8)	Nevada (4)	South Dakota (2)
Arizona (18)	Kansas (7)	New Jersey (17)	Tennessee (18)
California (44)	Kentucky (10)	New Mexico (7)	Texas (61)
Colorado (15)	Louisiana (4)	New York (31)	Utah (5)
Connecticut (4)	Maryland (15)	North Carolina (17)	Virginia (25)
Delaware (3)	Michigan (27)	North Dakota (3)	Washington (10)
Florida (64)	Minnesota (12)	Ohio (40)	West Virginia (4)
Georgia (32)	Mississippi (6)	Oklahoma (10)	Wisconsin (8)
Hawaii (1)	Missouri (16)	Oregon (4)	Wyoming (2)
Idaho (4)	Montana (1)	Pennsylvania (33)	Canada (27)
Illinois (27)

Of these 705 restaurants that were open on November 24, 2013, 473 restaurants were located on owned sites and 232 restaurants were located on leased sites. The leases are classified as follows:

Land-Only Leases (we own buildings and equipment)	185
Ground and Building Leases	26
Space/In-Line/Other Leases	21
Total	232

MANAGEMENT
Executive Officers Following the Distribution
The following table sets forth information regarding certain of our executive officers following the Distribution. After the Distribution, none of these individuals will continue to be employees of Darden. We are in the process of identifying the individuals who will be additional executive officers following the Distribution.

Name	Age	Position
Kim A. Lopdrup	55	Chief Executive Officer
Salli Setta	49	President
C. Bradford Richmond	55	Executive Vice President, Chief Financial and Administrative Officer
Horace Greely Dawson, III	59	Executive Vice President, General Counsel
Thomas W. Gathers	58	Executive Vice President, Chief People Officer

Kim A. Lopdrup, age 55, is expected to serve as Red Lobster’s Chief Executive Officer. Mr. Lopdrup served as Darden’s President, Specialty Restaurant Group and New Business from September 2013 to January 2014. He was Darden’s Senior Vice President of Business Development from June 2011 until September 2013 and Darden’s President of Red Lobster from May 2004 until June 2011. Mr. Lopdrup joined Darden in November 2003 as Executive Vice President of Marketing for Red Lobster. Prior to joining Darden, from 2001 until 2002, Mr. Lopdrup served as Executive Vice President and Chief Operating Officer, North America for Burger King Corporation, an operator and franchiser of fast food restaurants. From 1985 until 2001, he worked for Allied Domecq Quick Service Restaurants (ADQSR), a franchiser of quick service restaurants including Dunkin' Donuts, Baskin-Robbins and Togo's Eateries, where he held progressively more responsible positions in marketing, strategic and general management roles, eventually serving as Chief Executive Officer of ADQSR International.
Salli Setta, age 49, will be our President. Since July 2013, Ms. Setta has served as President, Red Lobster. She served as the Executive Vice President of Marketing at Red Lobster from April 2005 to July 2013 and as Darden’s Senior Vice President Culinary & Beverage of Olive Garden from December 2000 until April 2005. In April 1990 Ms. Setta joined Darden as a sales promotion assistant at Olive Garden and held positions of increasing responsibility prior to becoming Vice President Brand Management of Olive Garden in September 1998.
C. Bradford (Brad) Richmond, age 55, is expected to serve as Red Lobster’s Executive Vice President, Chief Financial and Administrative Officer. Mr. Richmond has been Darden’s Senior Vice President and Chief Financial Officer since December 2006. From August 2005 to December 2006 he served as Darden’s Senior Vice President and Corporate Controller. He served as Senior Vice President Finance, Strategic Planning and Controller of Red Lobster from January 2003 to August 2005, and previously was Senior Vice President, Finance and Controller at Olive Garden from August 1998 to January 2003. From June 1985 to August 1998 Mr. Richmond held progressively more responsible finance and marketing analysis positions with Darden’s York Steak House, Red Lobster and Olive Garden operating companies in both the United States and Canada. Mr. Richmond joined Darden in 1982 as a food and beverage analyst for Casa Gallardo, a restaurant concept formerly owned and operated by Darden.
Horace Greeley Dawson, III, age 59, is expected to serve as our Executive Vice President and General Counsel. Since October 2007, Mr. Dawson has served as Vice President, Division General Counsel for Darden. He served as Senior Associate General Counsel from March 2003 to October 2007. Prior to joining Darden, from 2001 to 2003, Mr. Dawson served as Of Counsel to Akerman, a national law firm. From 1996 to 2001, Mr. Dawson served as Vice President and General Counsel of Hard Rock Café International. Prior to joining Hard Rock Café, Mr. Dawson served as Vice President and Assistant General Counsel to Telemundo, an American Spanish-language broadcast television network and practiced corporate and securities law at two New York City law firms.
Thomas W. Gathers, age 58, is expected to serve as our Executive Vice President and Chief People Officer. Since October 2007, Mr. Gathers has served as a Senior Vice President, Human Resources for Darden. Prior to joining Darden, from 1998 to 2007, Mr. Gathers served as Executive Vice President for RARE Hospitality, Inc. and from 1990 to 1998, Mr. Gathers served as Senior Vice President, Human Resources for UNO Restaurant Corporation. Mr. Gathers has served in various roles in the restaurant industry where he held progressively more responsible positions in human resources.

There are no family relationships among any of the officers named above. Each officer of the Company will hold office from the date of election until the first meeting of the directors held after the next Annual Meeting of Shareholders or until a successor is elected. Red Lobster has not yet set the date of the first annual meeting to be held following the Distribution.
Red Lobster Board of Directors Following the Distribution
We are in the process of identifying the individuals who will be our directors following the Distribution, and we will provide details regarding these individuals in an amendment to this Information Statement.
Qualification of Directors
We believe our Board should consist of individuals with appropriate skills and experiences to meet Board governance responsibilities and contribute effectively to our Company. Under its charter, the Nominating and Governance Committee will seek to ensure our Board reflects a range of diversity, background, senior management experience and an understanding of marketing and consumer trends, a multi-brand or multi-channel specialty retail organization or other consumer focused company, finance, international franchising, real estate, government/public policy or regulatory interface sufficient to provide sound and prudent guidance with respect to our operations and interests. Our Board will seek to maintain a diverse membership, but will not have a separate policy on diversity at the time of the Distribution.
Composition of the Red Lobster Board of Directors
We currently expect that, upon the consummation of the Separation and Distribution, our Board will consist of seven to nine members, a substantial majority of whom we expect to satisfy the independence standards established by the Sarbanes-Oxley Act and the applicable rules of the SEC and the New York Stock Exchange.
Committees of the Board of Directors
Our Board will establish several standing committees in connection with the discharge of its responsibilities. Effective upon the Distribution, our Board will have the following committees:

•	Audit;

•	Compensation; and

•	Nominating and Governance; .
The Chair of each Committee will report to the full Board as appropriate from time to time. Each Committee will have a charter that will be reviewed by the Nominating and Governance Committee on a regular basis. In addition to these three standing Committees, the Board will have an Executive Committee. A brief description of the Audit, Compensation and Nominating and Governance Committees, follows. A more detailed discussion of the mission, composition and responsibilities of each of the Committees is contained in the Committee’s charter, which will be available on our website: www. .com.
Audit Committee
The Company will have an Audit Committee established by the Board for the purpose of overseeing the accounting and financial reporting processes of the Company and the audits of the Company’s financial statements. The Board will appoint the Committee Chair and will determine which directors serve on the Committee. The Audit Committee’s duties include, among other matters, assisting our Board’s oversight of:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our independent registered public accounting firm and internal auditing function;

•	the performance of our internal audit function and independent registered public accounting firm; and

•	the risks associated with the foregoing.
The initial membership of the Audit Committee will be determined prior to the Distribution. The size and composition of the Committee will meet the independence requirements set forth in the applicable listing standards of the SEC and the New

York Stock Exchange and requirements set forth in the Committee’s charter. All members of the Committee will be independent as defined by the following additional SEC independence criteria applicable to Audit Committee members:

•	no Audit Committee member may accept directly or indirectly any consulting, advisory or other compensatory fee from the Company;

•	no Audit Committee member may be an affiliated person of the Company; and

•	at least one member of the Committee will qualify as a “financial expert” as defined in the rules of the SEC and the New York Stock Exchange.
Compensation Committee
The Compensation Committee will consist entirely of independent directors, each of whom will meet New York Stock Exchange listing independence standards and our Company’s independence standards. The initial members of the Committee will be determined prior to the Distribution.
The Compensation Committee’s duties will include, among other matters:

•
reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance in light of those goals and objectives and making recommendations to the other independent directors who shall, together with the Compensation Committee, determine and approve the Chief Executive Officer’s compensation based on this evaluation;

•
making recommendations to the other independent directors who shall, together with the Compensation Committee, review and approve the compensation for employee directors other than the Chief Executive Officer;

•	reviewing and approving the compensation of executive officers other than the Chief Executive Officer and other employee directors;

•
reviewing and discussing with management the Compensation Discussion and Analysis required to be included in our Proxy Statement and Annual Report on Form 10-K and, based on such review and discussion, determining whether or not to recommend to the Board that the Compensation Discussion and Analysis be so included;

•	producing the annual Compensation Committee Report for inclusion in Red Lobster’s Proxy Statement; and

•	providing oversight of the risks associated with the foregoing.
Nominating and Governance
The functions performed by the Nominating and Governance Committee will include, among other matters:

•
identifying individuals qualified to become Red Lobster Board members, consistent with criteria approved by the Board, and selecting, or recommending that the Board select, the director nominees for the next annual meeting of shareholders;

•	reviewing the adequacy of our corporate governance principles on a regular basis;

•	overseeing our Board’s self-evaluation process;

•	providing oversight of the risks associated with the foregoing;

•
reviewing resignations tendered by a director if the director does not receive the vote of at least a majority of the votes cast at any meeting for the election of directors and recommending to our Board whether to accept or reject the tendered resignation, or whether other action should be taken; and

•	making recommendations to the other independent directors who shall, together with the Committee, determine and approve the compensation for the non-employee independent directors.
The Nominating and Governance Committee will consist entirely of independent directors, each of whom will meet New York Stock Exchange listing independence standards and our Company’s independence standards. The initial members of the Committee will be determined prior to the Distribution.

Processes and Procedures for Determining Director Compensation
The Nominating and Governance Committee will be solely responsible for recommending to our Board all matters concerning compensation for the members of the Board who are not employees of the Company. It will not be authorized to delegate this authority. All compensation recommendations by the Committee will be submitted to the full Board for review and approval. Directors who are employees of Red Lobster will not receive any compensation for their Board services.
The Committee will have sole authority to directly retain external consultants and to commission surveys or analyses that it determines necessary to fulfill its responsibilities.
Executive officers will play no role in authorizing the amount or form of director compensation. The Committee will annually review the competitiveness of the Company’s director compensation using survey data covering United States public companies in the restaurant industry, as well as data on similarly sized United States public companies from general industry.
Processes and Procedures for Determining Executive Compensation
The Compensation Committee will be responsible for approving all matters concerning the Company’s total compensation philosophy, including conducting periodic reviews of the philosophy to ensure it supports the Committee’s objectives and shareholder interests. The Committee will be responsible for administering and interpreting all compensation and benefits plans in which the Company’s senior management will participate.
The Committee will have sole authority to retain and terminate all external consultants and to commission surveys or analyses that it determines necessary to fulfill its responsibilities. Additionally, the Committee will have sole authority to approve the fees of the external consultants.
The Committee will annually review and approve the corporate goals and objectives for the Chief Executive Officer’s compensation, evaluate the Chief Executive Officer’s performance in light of those goals and objectives, establish the Chief Executive Officer’s total compensation and refer its recommendations to the independent directors of the Board for ratification. The Committee will annually review and approve the individual compensation actions for the direct reports to the Chief Executive Officer.
Compensation Committee Interlocks and Insider Participation
During the Company’s fiscal year ended May 26, 2013, Red Lobster’s assets were owned by Darden, and, as such, Red Lobster did not constitute an independent company or have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as Red Lobster’s executive officers were made by Darden. See “Compensation Discussion and Analysis” included elsewhere in this Information Statement for more detail.
Communications with the Board of Directors
Following the Distribution, our Board will maintain a process for shareholders and interested parties to communicate with the Board. Shareholders and interested parties may communicate with our Board by writing to the Company’s Secretary, or by sending an email to .
Relevant communications will be distributed to the Red Lobster Board or to any individual director or directors, as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, certain items unrelated to our Board’s duties and responsibilities will be excluded, such as: business solicitations or advertisements; junk mail and mass mailings; resumes and other forms of job inquiries; spam; and surveys. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded. Any communication that is filtered out will be made available to any outside director upon request.

COMPENSATION DISCUSSION AND ANALYSIS

Prior to the Separation and Distribution, we have been a division of Darden and therefore Darden’s senior management and the Compensation Committee of Darden’s Board, which we refer to in this Compensation Discussion and Analysis as “Darden’s Committee,” determined our historical compensation strategy. Since the information presented in the compensation tables of this Information Statement relates to the 2013 fiscal year, which ended on May 26, 2013, this Compensation Discussion and Analysis focuses primarily on Darden’s compensation programs and decisions with respect to 2013 and the processes for determining 2013 compensation while we were part of Darden. Specifically, in this Compensation Discussion and Analysis, we:

•	describe Darden’s goals for compensating our executive officers;

•
describe how Darden designed our compensation program and explain how executive compensation decisions reflect both Darden’s business performance and individual performance for each of our Named Executive Officers listed below; and

•	explain the tables and other disclosures that follow.
In connection with the Separation and Distribution, our Board will form its own Compensation Committee. Following the Separation and Distribution, that committee will determine our executive compensation strategy.
This Compensation Discussion and Analysis presents historical compensation information for the following individuals, whom we refer to as our “Named Executive Officers;”

•	Clarence Otis, Jr., who served as Darden’s Chairman and Chief Executive Officer and was our principal executive officer in 2013;

•	C. Bradford Richmond, who served as Darden’s and our Chief Financial Officer in 2013;

•	Andrew H. Madsen, David T. Pickens and Kim Lopdrup, our three other most highly compensated executive officers during 2013.
As described below, some of these officers will cease to serve in any capacity with us upon the completion of the Separation and Distribution. Prior to the Separation and Distribution, all of our Named Executive Officers served the same or a similar role with both Darden and us. As a result, Darden determined our Named Executive Officers’ compensation under its compensation programs.
Upon the completion of the Separation and Distribution, Mr. Otis and Mr. Pickens are expected to continue in their roles with Darden and will cease to serve in any capacity with us. In addition, Mr. Madsen resigned from his position with Darden effective as of November 24, 2013 and will not serve in any capacity with us. Upon completion of the Separation and Distribution, Mr. Lopdrup and Mr. Richmond will cease to serve in any capacity with Darden and will be employed by us as our Chief Executive Officer and Chief Financial and Administrative Officer, respectively. There will also be other changes in our executive management team upon the completion of the Separation and Distribution. For further information regarding our executive management team following the Separation and Distribution, see “Management” included elsewhere in this Information Statement.
Anticipated Compensation Program Design Following the Separation and Distribution
Our Compensation Committee has not yet been established and therefore has not established a specific set of objectives or principles for our executive compensation program. Prior to the Separation and Distribution, Darden’s Committee will make certain compensation decisions and take actions regarding our compensation philosophy, principles and program design and following the Separation and Distribution, our Compensation Committee will make additional compensation decisions and actions. It is anticipated that our Compensation Committee will review the impact of our separation from Darden and all aspects of compensation and make appropriate adjustments to our compensation programs and practices.
Effective upon completion of the Separation and Distribution, in connection with Mr. Lopdrup’s appointment as our Chief Executive Officer, Darden’s Committee approved changes to Mr. Lopdrup’s compensation to recognize his increased responsibilities of overseeing the Separation and Distribution and seeking to ensure that we will be a successful independent company. Mr. Lopdrup’s salary was increased to $700,000, his annual cash incentive target was increased to 70% of his base salary and his annual long term incentive, or “LTI,” target amount was increased to $1,500,000. Mr. Lopdrup's LTI award for his first year of service with us is expected to be $1,500,000. See “—Elements of the Total Rewards Program—Long Term Incentives” for a description of Darden’s LTI program. In addition, Mr. Lopdrup was afforded a one-time special equity incentive opportunity in connection with the Separation and Distribution, with a targeted amount of $1,000,000 to be delivered 50% in such equity vehicles as our Board or Compensation Committee may determine, which will vest three years following the completion of the Separation and Distribution, and 50% in the form of restricted stock units that will vest in three equal annual installments following the Separation and Distribution.
In addition, effective upon completion of the Separation and Distribution, Darden’s Committee approved changes to Mr. Richmond’s compensation in connection with his transition to employment with us. Mr. Richmond’s salary was set at $580,000, his annual cash incentive target was set at 60% of his base salary and his annual LTI target was set at $1,000,000. Mr. Richmond's initial LTI grant for his first year of service with us was set at $1,500,000. In addition, Mr. Richmond was afforded a one-time special equity incentive opportunity in connection with the Separation and Distribution, with a targeted amount of $1,000,000, to be delivered 50% in such equity vehicles as our Board or Compensation Committee may determine, which will vest three years following the completion of the Separation and Distribution, and 50% in the form of restricted stock units that will vest in three equal annual installments following the Separation and Distribution.
Executive Summary

Darden's executive compensation decisions reflect Darden's commitment to pay for performance and to strongly align the interests of Darden's leadership team with those of Darden's shareholders. In addition, Darden's executive compensation system is administered in a manner that encourages Darden to appropriately invest on an ongoing basis-irrespective of annual performance variability in Darden's ability to sustain strong shareholder value creation over the long-term.

Pay for Performance
Annual bonus awards to the NEOs are driven largely by the extent to which Darden achieves diluted net earnings per share (EPS) and sales goals established at the beginning of the fiscal year. Darden's financial performance in fiscal 2013 was disappointing, with earnings and sales well below target. And, the bonus awards to the CEO and other NEOs for the year (which include no bonus award for Darden's CEO) reflect these shortfalls, continuing Darden's track record of strongly linking annual financial performance and annual incentive pay.

Alignment with Shareholder Interests
Darden's CEO compensation at target is closely aligned with shareholder interests, with 84 percent performance-based and 55 percent equity-based.
CEO Compensation Mix at Target

37%
18%
29%
16%
84% Performance Based
55% Equity Based
Stock Options
Performance Stock Units
Annual Incentive
Base Salary
CEO Pay Mix at Target

In addition to maintaining an appropriate mix of compensation at target for the CEO, Darden's CEO is required to hold Darden equity valued at six times his annual salary, and he is well above that threshold.

Financial Results
Darden has long had an industry leadership position, with brands that have competitively superior average annual sales per restaurant and restaurant level returns, as well as an effective and efficient operating support platform. For that reason, Darden establishes aggressive financial targets. For fiscal 2013, for example, sales and earnings targets reflected a combined same-restaurant sales growth target for Olive Garden, Red Lobster and LongHorn Steakhouse of 4.5 percent. Instead, Darden's actual combined same-restaurant sales declined 1.3 percent and trailed the industry benchmark by 170 basis points. As a result, Darden's sales and earnings for the year were well below target.

•	Diluted net EPS from continuing operations decreased 12.3 percent to $3.14 from $3.58 the prior year.

•
For annual incentive purposes, diluted net EPS from continuing operations for the year was adjusted to reflect Darden's acquisition of Yard House USA, Inc. in September 2012. Costs associated with the acquisition were excluded, but Yard House USA, Inc.'s operating earnings were included because those earnings offset the reduction in diluted net EPS for the year attributable to the lower than initially planned share repurchase triggered by the acquisition. Adjusted diluted net EPS from continuing operations for the year decreased 9.8 percent to $3.23, falling well short of the 11.7 percent increase Darden targeted.

•
Total sales from continuing operations increased 6.9 percent to $8.6 billion from $8.0 billion the prior year, driven by the addition of 104 net new Darden-owned restaurants plus the addition of 40 Yard House purchased restaurants and a 2.1 percent blended same-restaurant sales increase for The Capital Grille, Bahama Breeze and Seasons 52, partially offset by the 1.3 percent blended same-restaurant sales decrease for Olive Garden, Red Lobster and LongHorn Steakhouse.

•
For annual incentive purposes, the sales generated by Yard House were excluded from the calculation of total sales for the year. Adjusted total sales for the year increased 3.7 percent to $8.3 billion, well below Darden's 9.8 percent target.

Set forth below is a reconciliation of Darden's reported diluted net EPS from continuing operations and sales results and the results adjusted for the impact of the Yard House USA, Inc. acquisition, which were used to determine annual bonus awards.

(in Millions, except per share amounts)	Sales	EPS
As Reported - GAAP	$8,551.9	$3.14
Yard House USA, Inc. Acquisition	$258.3	-$0.09
Adjusted Performance	$8,293.6	$3.23

Strategic Results
While financial results were clearly disappointing, Darden took steps during the year that will enable it to regain operating momentum and to maintain a strong industry leadership position well into the future.

•
Darden continued to invest in platforms for growth. Most notably, Darden continued to invest in creating a more robust technology infrastructure that will enable it to engage guests in a richer, more customized manner as they live increasingly digital lifestyles, and to invest in commercializing lobster aquaculture.

•
Darden further automated its supply chain, reducing water and energy usage and adopting more efficient in-restaurant labor processes and procedures. In fiscal 2013, Darden offset annual costs in these areas by approximately $13.0 million, bringing cumulative annual cost savings the past five years to more than $125.0 million.

•
Darden completed the purchase of Yard House USA, Inc., adding a brand which firmly establishes its Specialty Restaurant Group as a portfolio of brands that can achieve 15 percent to 19 percent sales growth annually and more meaningfully contribute to Darden's earnings growth and ability to create shareholder value.

Listening to Darden's Shareholders

Darden is committed to seeking and responding to feedback from shareholders on governance matters and executive compensation.

During fiscal 2013, Darden met with a diverse mix of its institutional shareholders to discuss the Total Rewards Program for executives. Based on that dialogue and Darden's evaluation of the programs, additional information is being provided to more fully explain the strong alignment between pay and performance.

In addition, Darden provided shareholders with an advisory vote to approve its executive compensation in 2012 under Section 14A of the Securities Exchange Act of 1934, as amended. At Darden's 2012 Annual Meeting of Shareholders, shareholders expressed substantial support for the compensation of the NEOs, with approximately 80 percent of the votes cast for approval of the advisory vote on executive compensation. Darden's Committee evaluated the results of the 2012 advisory vote at its September meeting. Darden's Committee also considered many other factors in its evaluation of the executive compensation programs as discussed in this Compensation Discussion and Analysis, including Darden's Committee's assessment of the interaction of Darden's executive compensation programs with the business objectives and input from Darden's Committee's independent consultant, each of which is evaluated in the context of Darden's Committee's fiduciary duty to act in what the directors determine to be in the shareholders' best interests. While each of these factors bore on Darden's Committee's decisions regarding the NEOs' compensation, Darden's Committee did not make any changes to the executive compensation program and policies as a result of the 2012 advisory vote on executive compensation.
Key Features of the Total Rewards Program
Darden's Committee believes that the Total Rewards Program includes key features that align the interests of the NEOs and Darden's strategic direction with the interests of shareholders and that the program does not include features which might misalign interests.

What Darden Does	What Darden Doesn't Do
Darden pays for performance.	Darden does not pay dividend equivalents on unvested long-term Incentives.
Darden uses long-term incentives to link the majority of the NEO pay to Darden performance over time.	Darden does not allow repricing of underwater stock options.
Darden balances short-term and long-term Incentives.	Darden does not typically enter into multi-year employment contracts.
Darden caps incentive awards.	Darden does not provide tax gross-ups for NEOs.
Darden has robust stock ownership requirements.
Darden has a claw-back policy.
Darden has double-trigger equity vesting in the event of a change-of-control.
Darden's Committee retains an independent compensation consultant.
Darden provides broad-based benefits to its executives.

Executive Talent and Total Rewards Philosophy
Darden's executive talent and total rewards philosophy enables Darden to attract well-qualified executives and to motivate and reward them for business results and leadership behaviors that drive Darden's business strategy. Darden is committed to a pay for performance culture that includes high standards of ethical behavior and corporate governance. Darden believes its Total Rewards Program is aligned with shareholder interests.

Incentive Opportunities Drive Darden's Business Strategy for Creating a Competitively Strong Company and Are Aligned with Shareholders' Interests
Darden's Total Rewards Program in general, and its incentive opportunities in particular, are designed to meet Darden's two primary goals, which are to win financially and to create a strong culture. Darden's incentive opportunities are designed to drive strong and sustainable profitable sales growth and top quartile S&P 500 TSR. Darden's Performance Stock Unit ("PSU") incentive opportunity has a three-year performance period. Darden has delivered a TSR that is generally consistent with the S&P 500 median on a three-year rolling basis.

Total Shareholder Return on a Rolling 3-Year Basis

S&P 500
DRI
30%
20%
10%
0%
-10%
-20%
2007
2008
2009
2010
2011
2012
2013

Darden's stock option incentives, which have a 10-year term, are designed to drive performance over the long term. Darden has consistently generated a TSR that is well above the S&P 500 median on a rolling ten-year basis over much of the past decade, although Darden's TSR has been more consistent with the S&P 500 median the last two years.

Total Shareholder Return on a Rolling 10-Year Basis

S&P 500
DRI
30%
20%
10%
0%
2007
2008
2009
2010
2011
2012
2013

Incentive Compensation Aligned with Performance
Total direct compensation (salary, annual incentives, and long-term incentives) for the NEOs is structured so that at least three-quarters of the total value at target is attributable to Darden and individual performance. Darden has a pay for performance culture and the NEOs receive higher bonus awards when financial targets are met or exceeded and lower bonus awards when financial targets are not met.

External Competitiveness is Balanced with Internal Equity to Attract, Develop and Retain Superior Talent
Darden's passion for attracting, developing and retaining competitively superior leaders has driven its business success. Darden's Total Rewards Program supports this commitment by reinforcing that Darden's culture is both highly competitive and internally equitable. Significant portions of Darden's overall incentive compensation are paid to the leaders who operate and supervise operation of Darden's restaurants and to Restaurant Support Center employees who are not NEOs.

Elements of Darden's Total Rewards Program
Darden's Total Rewards Program for NEOs is comprised of base salary, annual incentives, long-term incentives, perquisites, and retirement, savings and non-qualified deferred compensation plans. The NEOs also are eligible to participate in the health benefits available to its U.S. salaried employees. The table below describes each element in the Total Rewards Program for the NEOs, why each element is provided, how the amount is determined, and what each element is intended to reward:

Total Rewards Element	Why Darden provides it	How Darden determines the Amount	What it is intended to reward
Base Salary	To provide a competitive level of fixed income based on: Size, scope and complexity of the individual's role; individual's performance; and relative position compared to market pay information.	Approximately the median of compensation peer group of companies.	Individual performance and level of experience and responsibility.
Annual Incentives (MIP)
To provide performance-based pay for annual performance.
Darden performance measures: EPS for corporate officers and operating profit for business unit or group presidents (70 percent) and Sales (30 percent).
Rating is determined based solely on Darden performance for NEOs other than business unit or group presidents, whose Darden ratings are based on business unit or group results (80 percent) and Darden's results (20 percent).
		Performance based: Award opportunities range from zero to above median for compensation peer group of companies.	Darden performance and individual performance.
Long-term Incentives (LTI)
To drive value creation for shareholders over the long-term.
Provides at-risk performance pay opportunity for long-term performance.
A combination of PSUs (1/3 of LTI grant value) and options (2/3 of LTI grant value) for officers.
Stock Options drive TSR over the long-term (10 years).
PSUs drive sales and EPS growth over intermediate term (3 - 5 years).
		Performance based: Award opportunities range from zero to above median for compensation peer group of companies.	Rewards overall Darden performance.
Perquisites
To provide competitive total rewards and to deliver value beyond the cash equivalent value of the benefit delivered.
All of the NEOs receive an annual physical examination, a limited allowance toward a Darden company car, an annual financial counseling benefit and limited use of corporate aircraft for business-related travel that is considered personal under the tax rules.
		Approximately the median of compensation peer group of companies.	Reinforces Darden's goal of creating a culture that is a special place to be.
Retirement, Savings and Health Benefits
To provide competitive retirement and health benefits to Darden's employees.
The NEOs participate in the same benefit plans made available to its U.S. employees who meet the IRS definition of highly compensated employee ($115,000 for 2013).
		Approximately the median of compensation peer group of companies.	Provides a level of financial protection in event of illness, disability or death and provides a reasonable level of retirement income based on years of service and Darden performance.

Base Salary
Darden provides competitive base salaries to its NEOs in recognition of their job responsibilities. In addition to external competitive market data (what Darden's peer companies pay for similar positions), Darden considers individual work experience, leadership, knowledge and internal parity among those performing like jobs when setting salary levels. Annual salary increases are primarily driven by individual performance and market adjustments based on the relative position of the individual's salary to market data.

Annual Incentives
Darden establishes competitive annual performance bonus opportunities as a percent of salary for its NEOs that:

•	Motivate attainment of annual financial goals,

•	Link annual cash compensation to achievement of key business objectives, which includes business unit/brand and overall Darden performance, and

•	Reward individual performance and contribution.

The NEOs participate in the Management and Professional Incentive Plan (MIP), an annual incentive plan. The MIP requires that Darden have consolidated earnings for the fiscal year in order for awards to be made for that year. Assuming that condition is satisfied, Darden's Committee has the discretion to establish the elements used to determine annual incentive awards and payments, if any, to be made, subject to certain limitations. The maximum awards payable for any plan year to any individual MIP participant may not exceed two tenths of one percent (0.2 percent) of Darden's annual sales for the year. The Committee determines awards after considering such matters as it deems relevant. The bonus amounts actually paid to the NEOs are based on both individual and Darden performance.

Long-term Incentives
Darden establishes LTI opportunities as a dollar value for its NEOs that:

•
Motivate achievement of Darden's objective of winning financially, which involves delivering competitively superior earnings and sales performance annually and building value for shareholders over the long term;

•	Vary in the size of award, based primarily on individual performance; and

•	Vary in the ultimate actual value of the awards based on:

◦	The degree to which long-term operational goals are attained; and

◦	Darden's return to shareholders as measured by its stock price.

LTIs are delivered to the NEOs using two types of equity awards to provide an appropriate balance of incentives between intermediate term (3 year) performance and longer term (10 year) performance. Two-thirds of the LTI grant value is delivered in options, which have value only if there is an increase in value recognized by Darden shareholders over the longer term. The remaining one-third of the LTI grant value is delivered in PSUs, which focus Darden executives on sustained profitable sales growth. This mix of options and PSUs supports Darden's pay-for-performance objective by tying vested awards to stock price appreciation and, in the case of PSUs, the achievement of financial metrics that are key drivers of long-term shareholder value creation.

Darden granted its NEOs the following long-term incentives in fiscal 2013:

•
Stock options, with an exercise price equal to the closing price of Darden's common stock on the grant date and which vest 50 percent on the third and fourth anniversary of the grant and expire ten years from the grant date.

•
PSUs, which are paid in cash after the end of a three-year performance period and are determined by multiplying the number of PSUs granted by the average level of achievement of the goals (to determine the number of PSUs earned) and multiplying that result by Darden's closing stock price on the vesting date. Actual awards (excluding dividends) may range from 0 percent to 150 percent of the PSUs granted. PSUs receive no dividend equivalents on unearned or unvested units and are earned based on performance against the following metrics, weighted equally:

◦	Sales: operational sales growth for each year of the performance period; and

◦	EPS: diluted net EPS growth for each year of the performance period.

In addition, PSU awards provide for pro-rata vesting upon early retirement (after attainment of age 55 with 10 years of service); involuntary termination of employment after an individual's age and service is at least equal to 70 years; or disability; and for full vesting if, within two years following a “change of control” of Darden, an individual is terminated involuntarily without cause or voluntarily terminates with “good reason” (where such terms are defined in the PSUs in a manner that is substantially similar to the definition of those terms in Darden's Management Continuity Agreements, as explained in more detail under the heading “Payments Made Upon a Change of Control”).

In fiscal 2013, the NEOs achieved vesting of PSUs granted in 2008, the last PSUs granted under Darden's former PSU program, which had a five-year performance and vesting period. At target performance, 20 percent of the PSUs granted in 2008 would have vested in fiscal 2013 based on fiscal 2013 sales and EPS growth achievement against targets.

For fiscal 2013, Darden's diluted net EPS growth and sales growth were below targets. As a result, the PSUs granted in 2008 vested at 8% of target, which translates into a payout of 1.6% (8 percent of the 20 percent target). The PSUs granted in 2010 also vested at the end of fiscal 2013, and vesting was 65 percent of target based on an average of Darden's achievement of target in fiscal 2011 (120 percent of target), fiscal 2012 (67 percent of target), and fiscal 2013 (8 percent of target).

Perquisites
Limited perquisites are provided to the NEOs to enable business continuity and minimize work distractions, which include an annual physical examination, and a limited allowance toward a Darden company car, an annual financial counseling benefit, and miscellaneous expenses. Darden does not provide executive medical, health or insurance programs. Darden's executives participate in the broad-based health and insurance plans available to Darden's U.S. employees.

Other Benefits
The NEOs receive the same employee benefits provided to other salaried U.S. employees. These benefits include:

•
Non-Qualified Deferred Compensation Plans. The NEOs participate in the non-qualified FlexComp Plan and are not eligible to participate in Darden's qualified plans. The FlexComp Plan allows participants to defer receipt of up to 25 percent of their base salaries and up to 100 percent of their annual incentive compensation. Amounts deferred under the FlexComp Plan are payable in cash on a date in the future. Distributions are normally made in the form of a single sum cash payment. Participants may also elect to receive 5-year or 10-year installment payments. Darden makes contributions into the Plan for its NEOs in place of benefits under its qualified retirement and savings plans. Darden's contributions are distributed upon the participant's retirement or termination of employment. Darden's contributions consist of two components: a matching contribution ranging from 1.5 percent to 7.2 percent of the employee's base salary plus annual cash incentive earned during the fiscal year, based on Darden's performance, and a fixed amount. The fixed amount for Darden's CEO, Mr. Otis and Mr. Lopdrup is 4 percent of their annual cash compensation. For Messrs. Madsen, Richmond and Pickens, who were hired before June 25, 2000, the fixed contribution is based on age and years of service and ranges from 12 percent to 18 percent of annual cash compensation. The FlexComp Plan does not have a guaranteed rate of return or guaranteed retirement benefit. Darden's contributions for the NEOs in fiscal 2013 are included in the “All Other Compensation” column of the Summary Compensation Table.

•
Qualified Retirement Plans. None of the NEOs are currently active participants in the Retirement Income Plan, a qualified retirement plan sponsored by Darden. Mr. Richmond participated in the Retirement Income Plan prior to attaining his current position and prior to implementation of the FlexComp Plan and he will receive benefits upon retirement. The Retirement Income Plan is funded from a pension trust maintained by Darden.

•
Qualified Darden Savings Plans. The Darden Savings Plan is Darden's qualified savings plan and provides eligible employees with automatic savings through payroll deduction, Darden's matching contributions, deferral of income through before-tax contributions, and a choice of investment funds. Messrs. Richmond and Pickens participated in the Darden Savings Plan prior to assuming their current positions and prior to implementation of the FlexComp Plan. Although they can no longer make contributions to the Plan, Messrs. Richmond and Pickens have vested benefits in the Darden Savings Plan as of May 27, 2013 of $291,299 and $38,328, respectively.

Compensation Decisions for Fiscal 2013 Performance
While fiscal 2013 was a year of significant strategic transition and progress, it was also a year in which sales and earnings growth were below target. During fiscal 2013, diluted net EPS from continuing operations declined 12.3 percent. Excluding costs associated with acquisition of Yard House USA, Inc., which is the measure used in Darden's MIP bonus calculation, diluted net EPS declined 9.8 percent. During fiscal 2013, Darden delivered total sales growth of 6.9 percent. Excluding sales from Yard House USA, Inc., which is the measure used in Darden's MIP bonus calculation, sales growth was 3.7 percent.

Financial Objective	Goal	Fiscal 2013 Results
2013 Diluted Net EPS Growth *	11.7 percent	(9.8) percent
Net Sales Growth **	9.8 percent	3.7 percent
* Excluding costs associated with the Yard House USA, Inc. acquisition.
** Excluding sales relating to Yard House USA, Inc.

Fiscal 2013 results on these corporate performance measures translated into a 0.22 Corporate Performance Rating, which reflects 16 percent achievement of the target bonus.

Corporate Performance Measures	Fiscal 2013 Corporate Performance Results	Fiscal 2013 Corporate Performance Ratings	Corporate Performance Rating as a Percentage of Target
Diluted Net EPS Growth (weighted 70 percent)	(9.8) percent	0.31	22.0 percent
Net Sales Growth (weighted 30 percent)	3.7 percent	0.00	0.0 percent

Performance Metric	Weighting
Corporate
Diluted Net EPS Growth	70 percent
Net Sales Growth	30 percent
Business Unit - Red Lobster business unit
Operating Profit Growth - Business unit or group	70 percent
Net Sales Growth - Business unit or group	30 percent

Darden's annual Corporate Performance Ratings can vary significantly based on Darden's performance in the fiscal year. One way to assess how difficult or likely it would be for Darden to achieve incentive goals is to look at historical results. From Darden's first year as a public company (fiscal 1995) through fiscal 2013, Corporate Performance Ratings have ranged from 0.22 (16 percent achievement of target) to 2.00 (143 percent achievement of target). Over this 19-year period, the annual Corporate Performance Ratings has averaged 1.35 (96 percent achievement of target).

CEO Pay

Clarence Otis, Jr. assumed the role of Darden's Chief Executive Officer (CEO) in November 2004 and the additional role of Chairman of the Darden Board in November 2005. Mr. Otis has been with Darden for 18 years, following 11 years of experience in the financial services industry. Mr. Otis continues Darden's practice of developing and promoting leaders from within Darden.
Darden's Performance
Darden's Board based its assessment of Mr. Otis primarily on the evaluation of Darden's performance as summarized on the foregoing pages.

Individual Performance
In addition to Darden's performance, the CEO was evaluated by Darden's Committee for his individual performance against his annual individual goals, which were approved by Darden's Committee early in fiscal 2013. The goal setting process includes Financial, Guest, Employee and Process Excellence objectives and success measures. Written evaluations from each non-employee member of Darden's Board, for his performance were obtained and reviewed. And, as part of the process, Darden's CEO provides a self-assessment. The Committee discusses the CEO's self-assessment as well as Darden's Committee members' and all other independent Darden Board members' assessments of his performance in an executive session at which the CEO is not present. In a year with challenging macro-economic and competitive pressures, Mr. Otis drove the strategic repositioning of Darden, however, as noted above, Darden's financial performance was disappointing and this performance was the primary driver of Mr. Otis's assessment.

Compensation Decisions
Working with Darden's Committee's consultant, Darden's Committee determines and recommends to the other independent directors for approval, the CEO's base salary, annual incentive plan payment under the MIP (consistent with the terms of such plan) and long-term incentive program awards.

As reported in last year's proxy, in July 2012 Darden's Committee increased the CEO's salary by 3.25 percent to $1,176,000 in light of his contribution to Darden's success, his leadership and a review of market data. This salary increase occurred in fiscal 2013 and is reflected in the Summary Compensation Table.

Darden's Committee also reviewed actual salary levels for NEOs and determined fiscal 2014 base salary increases. In determining these salary adjustments, Darden's Committee considered the market analysis provided by Darden's Committee's consultant, the position of each NEO's salary within the respective base salary target range, and the individual performance rating. The independent directors determined the performance rating for the CEO based on Darden's Committee's recommendation. In June 2013, Darden's Committee increased the CEO's salary by 3.0 percent to $1,211,300 in light of the CEO's leadership and a review of the market data. This salary will be reflected in next year's Summary Compensation Table in Darden's proxy.

The calculated annual MIP bonus for Darden's CEO was equal to 23 percent of his base salary based on performance relative to his individual and business objectives. Given the magnitude of Darden's shortfall to its earnings and sales targets for the year, the Darden CEO elected to forgo his MIP bonus for fiscal year 2013. The calculated amount that would have otherwise been awarded to the Darden CEO is included in footnote 7 to the Summary Compensation Table. The LTI grant for fiscal 2013 (made in July 2012) for Darden's CEO is included in the table entitled "Grants of Plan-Based Awards for Fiscal 2013."

Other Named Executive Officer Pay

Andrew H. Madsen, Darden's President and Chief Operating Officer (COO), contributed to Darden's performance as a member of the Executive and Operating Teams and a member of Darden's Board. Mr. Madsen was Darden's COO from November 2004 until his resignation in November 2013; he had been with Darden for 15 years, following 17 years of consumer marketing and general management experience, including 13 years with General Mills, Inc., the former parent company.
Based on the assessment of his performance for fiscal 2013, Darden's Board awarded Mr. Madsen an annual MIP bonus award of $139,271. The LTI grant for fiscal 2013 (made in July 2012) for Darden's COO is included in the table entitled "Grants of Plan-Based Awards for Fiscal 2013. As reported in last year's proxy, in July 2012 the Darden Board increased Mr. Madsen's salary by 3.25 percent. This salary increase occurred in fiscal 2013 and is reflected in the Summary Compensation Table on page 59. In June 2013, Darden's Committee increased the COO's salary by 2 percent to $866,200. This salary will be reflected in next year's Summary Compensation Table in Darden's proxy.
C. Bradford Richmond, has been Darden's Senior Vice President and Chief Financial Officer (CFO) since December 2006. He has been with Darden for 30 years.
Kim A. Lopdrup, CEO-elect since January 2014, has been with Darden for over 10 years, following more than 17 years in the restaurant industry.
David T. Pickens, has been Darden's Chief Restaurant Operations Officer since July 2013. From June 2011 until July 2013, including all of fiscal 2013, he was the President, Red Lobster, and we discuss his compensation in that role here. Prior to June 2011, Mr. Pickens was the President of Olive Garden from December 2004 to June 2011. Mr. Pickens has been with Darden for 40 years.

Based on the assessment of their individual and business unit performance for fiscal 2013, Darden's Committee awarded Messrs. Richmond, Lopdrup and Pickens annual MIP bonus awards of $77,100, $85,931, and $14,083, respectively. The LTI grants for fiscal 2013 (made in July 2012) for the NEOs are included in the table entitled "Grants of Plan-Based Awards for Fiscal 2013." As reported in last year's proxy, in July 2012 Darden's Committee increased Mr. Richmond's and Mr. Lopdrup's salaries by 3.25 percent and Mr. Pickens's salary by 1.6 percent. These salary increases occurred in fiscal 2013 and are reflected in the Summary Compensation Table. In June 2013, Darden's Committee increased Messrs. Richmond's, Lopdrup's and Pickens's salaries by 2 percent (to $544,900), 1.5 percent (to $577,500) and 2 percent (to $574,600), respectively. In September 2013 Darden's Committee increased Mr. Lopdrup's salary by 3.8 percent (to $600,000) in connection with his promotion to President, Specialty Restaurant Group.

Setting Compensation and Performance Targets
Darden's Committee uses a compensation peer group to assess the competitiveness of the compensation of its NEOs. Darden benchmarks financial performance using the S&P 500. When Darden sets performance targets for diluted net EPS and net sales growth, it takes the S&P 500 competitive set and the projected industry sales growth into consideration.

Setting Performance Targets
At the beginning of each fiscal year, Darden's Committee chooses financial measures and establishes a grid for each measure that is used to determine both annual incentive and long-term incentive awards for the NEOs.

The target setting process for Darden's annual and long-term incentive programs is informed by what Darden projects to be the TSR for the 75th percentile of the S&P 500. Darden's process also uses industry benchmarks, focusing on the casual dining and fine dining segments and on such metrics as historical and projected same restaurant sales and guest counts. This process is grounded in, and Darden's diluted net EPS and sales targets for fiscal 2013 were established in part based on, a model that relies heavily on cash flow return on invested capital. The process and measures used in fiscal 2013 (net sales growth and diluted net EPS growth) were also used to establish Darden's targets for fiscal 2014.

For the annual incentive awards, Darden's net sales growth is weighted 30 percent and Darden's diluted net EPS growth is weighted 70 percent. For PSUs, Darden's net sales growth is weighted 50 percent and Darden's diluted net EPS growth is weighted 50 percent.

Performance against grids based on these measures drives 100 percent of the Corporate Performance Rating for the CEO, COO and CFO and 20 percent of the Corporate Performance Rating for the President of the Specialty Restaurant Group and the President, Red Lobster. To drive appropriate accountability within Darden's business units and group, the remaining 80 percent of the Corporate Performance Rating for the President of the Specialty Restaurant Group and the President of Red Lobster, is tied to the operating profit and sales growth results of the Specialty Restaurant Group and Red Lobster, respectively.

Compensation Peer Group
To assure that Darden's Total Rewards Program is appropriately competitive in the labor marketplace, Darden's Committee, with the assistance of management and Towers Watson, compares the total reward levels to the total reward levels of the companies in Darden's compensation peer group. The Committee reviews the list of companies included in the compensation peer group from time to time. These companies were identified through consultation with Darden's Committee's independent consultant, Towers Watson. The Compensation Peer Group is comprised of companies in restaurant, retail, hospitality and branded consumer goods industries that meet one or more of the following criteria:

•	Industry competitors in the dining space;

•	Direct competitors for executive talent;

•	Companies with similar business dynamics, geographic dispersion, workforce demographics, brand equity and company culture; and

•	Companies with revenues typically in the range of 50 percent to 200 percent of Darden's revenues.

Companies in Darden's Compensation Peer Group

Restaurant	Retail	Hospitality	Consumer Packaged Goods
Bob Evans Farms Inc.	Abercrombie & Fitch Co.	Carnival Corporation	Campbell Soup Co.
Chipotle Mexican Grill, Inc.	Gap, Inc.	Hyatt Hotels Corporation	The Clorox Company
Cracker Barrel Old Country Store, Inc.	Limited Brands, Inc.	Marriott International, Inc.	ConAgra Foods, Inc.
	The TJX Companies, Inc.	Royal Caribbean Cruises Ltd.	General Mills, Inc.
Domino's Pizza, Inc.	V.F. Corporation	Starwood Hotels & Resorts Worldwide Inc.	H. J. Heinz Company
Jack-in-the-Box, Inc.			The Hershey Company
McDonald's Corp.		Wyndham Worldwide Corporation	Kellogg Company
Papa John's International Inc.
Starbucks Corporation
The Cheesecake Factory Incorporated
The Wendy's Company
YUM! Brands, Inc.

Setting Compensation Targets
Darden's Committee regularly reviews each element of compensation and annually reviews the details of each executive officer's compensation. Darden's Committee also determines Total Rewards packages for new executive officers when they are hired. All rewards are measured in the context of Darden's Total Rewards philosophy. Darden's Committee considers input from its independent consultant, Towers Watson, throughout this process.

With input from its independent consultant, Darden's Committee regularly reviews market reward levels to determine if the rewards for the officers remain at the targeted levels and makes adjustments when appropriate. This assessment includes evaluation of the Total Rewards Program against a peer group of companies. Darden's Committee assesses the data by reviewing positions with comparable complexity and scope of responsibility to the positions at Darden. In fiscal 2013, Darden's Committee evaluated base salary levels, target annual incentive levels and target long-term incentive levels for the NEOs based on market data and benchmarking information provided by Towers Watson that reflected Darden's peer group.

No changes were made to the compensation structures for the NEOs based on a determination that the salary ranges, annual incentive targets and long-term incentive targets were aligned with market compensation levels for these positions at companies in Darden's peer group.

Compensation Decision Process
Darden's Committee, comprised solely of independent members of Darden's Board, regularly reviews each element of compensation and annually reviews the details of each executive officer's compensation. Darden's Committee considers input from its independent consultant, Towers Watson, throughout this process. Please see the description of the assessment of Darden performance and how Darden Performance Ratings are determined.

Individual Performance Assessment
Darden believes executives should have a high percentage of variable total compensation to help ensure that their interests are aligned with those of its shareholders. Annual and long-term incentives are designed to reward executives primarily for the achievement of financial objectives. However, individual payout and grant levels are also influenced by the factors listed below, for which no specific goals or weightings are assigned:

•	Potential impact the individual may make on Darden now and in the future;

•	Internal pay relativity;

•	Level of experience and skill;

•	Individual performance compared with individual performance and leadership goals set annually;

•	Market competitive compensation rates for similar positions; and

•	Need to attract and retain executive talent.

Darden's Committee is responsible for reviewing all rewards paid to its executive officers and for approving the awards to the executive officers, except the Darden CEO and COO, whose awards are approved by the independent directors of Darden's

Board based on recommendations by Darden's Committee. Please see the CEO Pay section for a description of the process used to determine CEO compensation.

For Darden's other NEOs, the CEO provides Darden's Committee with his assessment of the performance of the other executive officers including the COO, and his compensation recommendations. Darden's Committee, with the CEO present, discusses each executive officer's performance, including how the CEO's compensation recommendations compare to the market pay levels of the compensation peer group and to the compensation levels of the other executive officers at Darden. Darden's Committee then approves or modifies the CEO's recommendations, with the exception of the recommendations for the COO, which are approved or modified by the independent directors of Darden's Board based on recommendations by Darden's Committee.

The individual performance ratings for the NEOs are approved by Darden's Committee, and in the case of the CEO and COO, by the independent members of Darden's Board. Individual performance ratings are based on both the achievement of specific annual objectives (the “what”) and the leadership behaviors the individual demonstrated in achieving the objectives (the “how”). The objectives are based on unique contributions an individual is expected to make to Darden as a result of his or her position, expertise and experience. Individual objectives fall into four categories: financial, guest, employee and process excellence; the rating on these objectives comprises 60 percent of each officer's individual performance rating.

The remaining 40 percent of each officer's individual performance rating is based on how the officer accomplished the objectives, measured against a set of critical leadership behaviors and skills linked to job success, career growth, and business success. Darden's leadership behaviors fall into four categories: people leadership, personal leadership, business leadership and results leadership; leadership behaviors are evaluated by the employee's manager on a five-point scale.

Governance of Executive Compensation
Darden's Committee is responsible for the executive Total Rewards Program design and decision-making process. Darden's Committee solicits input from the independent members of Darden's Board, the CEO and other members of management, and its independent compensation consultant to assist with its responsibilities. The following summarizes the roles of each of the key participants in the executive compensation decision-making process.

Darden's Compensation Committee

•	Acts on behalf of Darden's Board by setting the principles that guide the design of its compensation and benefits programs.

•	Sets the executive compensation philosophy and composition of the executive Compensation Peer Group.

•	Approves the setting of competitive compensation target levels.

•	Sets compensation programs and principles that are designed to link executive pay with Darden and individual performance.

•	Recommends CEO and COO compensation to Darden's Board.

•	Reviews and approves compensation decisions recommended by the CEO for each of the other NEOs.

•	Reviews eligibility criteria and award guidelines for the corporate-wide Total Rewards Programs in which the NEOs participate.

Independent Members of Darden's Board of Directors

•	Participate in the performance assessment of the CEO.

•	Approve the CEO's and COO's compensation.

CEO

•	Reviews and presents to Darden's Committee the performance assessments and compensation recommendations for each of the other NEOs.

Independent Compensation Consultant
Darden's Committee has engaged Towers Watson as its independent consultant to advise it on executive compensation matters. By the terms of its charter, only Darden's Committee may retain or dismiss its advisors and consultants and approve their compensation. These advisors and consultants report directly to Darden's Committee. Darden is responsible for the cost of its Committee's consultants and supports their work. Towers Watson may communicate with the employees as necessary, but Towers Watson may not perform any work for Darden other than for Darden's Committee. In fiscal 2013, the independent compensation consultant.

•	Attended all Committee meetings, at the request of Darden's Committee.

•	Advised Darden's Committee on market trends, regulatory developments and issues and how they may impact its executive compensation programs.

•	Reviewed the compensation strategy and executive compensation programs to ensure the linkage between pay and performance.

•	Provided external benchmarking data and market analyses on executive total reward levels and programs to Darden's Committee.

•	Advised Darden's Committee on the appropriateness of executive rewards or actions under consideration.

As required under SEC rules, Darden's Committee considered whether Towers Watson's work raised any conflicts of interest. Based on the information received from Towers Watson and other relevant considerations, Darden's Committee concluded that the work of Towers Watson did not raise any conflicts of interest.

Other Executive Compensation Policies and Guidelines
Agreements
With the exception of management continuity agreements ("MCAs"), which are limited to a change of control of Darden, there are no formal severance agreements or employment agreements with the NEOs. The intent of the MCAs is to encourage executives involved in managing Darden through a potential change of control transaction to remain focused on the interests of the shareholders. The agreements have a “double trigger” in which an executive receives payouts following a change of control only if the executive, within 24 months following the change of control, loses his or her job, or resigns for “good reason” such as a substantial diminution of job duties. The agreements do not contain a so-called “golden parachute” excise tax gross-up. The agreements define “change of control” to mean certain specific and objective events that Darden's Committee determines would result in an actual transfer of control of Darden; they define the bonus component of severance payments as the average bonus paid to the executive in the three years prior to the change of control.

Darden's equity awards also have a “double trigger” in which stock options and other equity awards vest following a change of control only if the executive, within 24 months following the change of control, loses his or her job, or resigns for “good reason” such as a substantial diminution of job duties. “Change of control” is defined to mean certain specific and objective events that Darden's Committee determines would result in an actual transfer of control of Darden.

Stock Ownership Guidelines
In keeping with the objective of aligning the interest of NEOs with the shareholders' interests, NEOs are required to hold equity in Darden equal in value to a designated multiple of their salaries. The following items in the officer's equity holdings are counted for this purpose: registered shares, restricted stock, PSUs, the spread value of vested stock options, and Darden stock or stock equivalents held under Darden's retirement plans.

The required ownership values vary based on the officer's level of responsibility. Darden's CEO is required to hold stock equal to six times his base salary. Darden's other NEOs are required to hold stock equal in value to four and a half times base salary.

All executive officers, including the CEO, generally must meet these levels within seven years of attaining their position. Each year, Darden's Committee reviews officer ownership levels. At this time, the NEOs all meet or exceed their share ownership requirement.

Policy on Granting Equity Awards
Darden's equity awards policy provides that incentive equity grants to employees, including stock option grants, are made once per year and are effective on the last Wednesday in fiscal July. Stock option grants under Darden's Bonus Option Replacement Program, where employees may elect to receive stock options in lieu of a portion of their bonus, are made on the last Wednesday in fiscal July, except in the case of Darden's directors of operations where grants are made on the last day of each fiscal quarter on which the New York Stock Exchange is open for trading. Any other interim or ad hoc equity awards such as retention awards, including stock option grants, are made effective on such date as Darden's Committee, Darden's Board or authorized individual approving the award may determine. The grant date for equity awards is never a date prior to approval. The exercise price of stock options is the fair market value of Darden's common stock on the date of the grant as measured by the closing sales price of Darden's common stock on the New York Stock Exchange. All equity awards granted during fiscal 2013 were consistent with this policy.

Recoupment and Forfeiture of Compensation
Darden has adopted claw-back provisions which provide that an officer is required to repay performance-based rewards to Darden if he or she knowingly participates in a fraud that requires Darden to restate its financial statements. Performance-based rewards include annual incentive awards under Darden's MIP, PSU awards and gains on stock option exercises.

Limited Use of Corporate Aircraft
In certain circumstances, the NEOs may have access to Darden aircraft to attend board meetings of other companies for which they serve as directors. In those instances, income is imputed to and taxable to the NEO, and no tax gross-up is provided. In other limited situations, the NEOs and their spouses may travel on Darden aircraft to attend events for a business-related purpose that is nevertheless characterized for tax purposes as personal use. In those instances, income is imputed to and taxable to the NEO. Darden does not provide any tax gross-up payments to NEOs.

EXECUTIVE COMPENSATION
Summary Compensation Table
The table below summarizes the total compensation paid or earned by each of the NEOs for the fiscal years ended May 26, 2013, May 27, 2012 and May 29, 2011.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(1)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(1)(4)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(1)(6)	Total
Clarence Otis, Jr.	2013	1,168,885	—	1,874,936	2,806,494	0 (7)	—	500,213	6,350,528
Chairman and	2012	1,126,654	—	1,950,904	3,192,123	1,438,174	—	376,402	8,084,257
Chief Executive Officer	2011	1,022,169	—	1,869,007	2,978,096	2,121,000	—	489,876	8,480,148

Andrew H. Madsen	2013	844,065	—	899,969	1,347,121	139,271	—	438,929	3,669,355
President and	2012	819,292	—	979,015	1,601,867	784,731	—	495,230	4,680,135
Chief Operating Officer	2011	791,596	—	937,910	1,494,465	1,231,900	—	580,660	5,036,531

C. Bradford Richmond	2013	530,988	—	468,722	701,624	77,100	—	200,149	1,978,583
Senior Vice President and	2012	515,481	—	443,399	725,484	394,806	—	209,932	2,289,102
Chief Financial Officer	2011	491,231	—	424,778	676,842	636,000	—	247,167	2,476,018

David T. Pickens	2013	561,569	—	433,602	649,029	14,083	—	245,988	1,904,271
Chief Restaurant Operations	2012	552,142	—	574,215	939,496	519,556	—	319,110	2,904,519
Officer	2011	533,512	—	451,859	719,994	493,200	—	291,027	2,489,592

Kim Lopdrup	2013	566,077	—	433,602	649,029	85,931	—	147,041	1,881,680
CEO Elect	2012	549,542	—	471,643	771,726	462,046	—	141,558	2,396,515
	2011	530,923	—	451,859	719,488	622,800	—	195,752	2,520,822

(1)
Amounts reflect the actual base salary paid and incentives earned by the NEO in fiscal 2013, fiscal 2012 and fiscal 2011, including any deferred amounts reported in the Non-Qualified Deferred Compensation Table. Darden has a 52/53 week fiscal year ending the last Sunday in May. Darden's 2013, 2012 and 2011 fiscal years all had 52 weeks.

(2)
Darden made variable incentive payments for fiscal 2013, fiscal 2012 and fiscal 2011 based on achieving performance metrics that were established. These incentive payments are reported in the “Non-Equity Incentive Plan Compensation” column of this table.

(3)
Amounts in these columns represent the grant date fair value of awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“ASC Topic 718”) for each of fiscal 2013, fiscal 2012 and fiscal 2011. The assumptions used in calculating these amounts in accordance with ASC Topic 718 are included in Note 1 (under the heading Stock-Based Compensation) to Darden’s audited financial statements included in its 2013 Annual Report to Shareholders. The PSUs granted in fiscal 2013 will vest after the 2015 fiscal year-end, based on the diluted net earnings per share and sales growth performance for fiscal 2013, 2014, and 2015. The grant value of PSUs is shown at target payout. Actual awards may range from 0 percent to 150 percent of the targeted incentive. For fiscal 2013, the following amounts represent the grant date fair value of PSU awards assuming achievement of maximum (150%) payout: Mr. Otis—$2,812,404; Mr. Madsen—$1,349,954; Mr. Richmond—$703,083; Mr. Pickens—$650,403; and Mr. Lopdrup—$650,403.  For fiscal 2012, the following amounts represent the grant date fair value of PSU awards assuming achievement of maximum (150%) payout: Mr. Otis—$2,926,357; Mr. Madsen—$1,468,522 Mr. Richmond—$665,099; Mr. Pickens—$861,322; and Mr. Lopdrup—$707,465. For fiscal 2011, the following amounts represent the grant date fair value of PSU awards assuming achievement of maximum (150%) payout: Mr. Otis—$2,803,510; Mr. Madsen—$1,406,864; Mr. Richmond—$637,167; Mr. Pickens—$677,788; and Mr. Lopdrup—$677,788.

(4)
Amounts in this column are awards earned under Darden's MIP for fiscal 2013, fiscal 2012 and fiscal 2011 and were determined based on the NEO’s actual salary earned, his annual incentive rate, which varies by position and level, his individual performance rating and Darden and/or unit performance rating, which is determined by performance against goals established at the beginning of each fiscal year. The grant of annual incentives under the Darden MIP is described in greater detail in “Compensation Discussion and Analysis—Elements of Darden's Total Rewards Program—Annual Incentives.”

(5)
Amounts deferred into the FlexComp Plan do not receive above market or preferential earnings, but rather receive rates of return that match the returns on the investment options available under the Darden Savings Plan as described under the heading “Non-Qualified Deferred Compensation.”

(6)	All Other Compensation for fiscal 2013 consists of the following amounts:

Name	Perks and Other Personal Benefits ($)(a)	Darden's Contributions to Defined Contribution Plans ($)(b)	Insurance Premiums ($)(c)	Dividends or Earnings on Stock or Option Awards ($)(d)	Other ($)(e)	Totals ($)
Clarence Otis, Jr.	114,251	72,822	10,374	301,959	807	500,213
Andrew H. Madsen	55,265	206,796	10,374	165,652	842	438,929
C. Bradford Richmond	17,247	102,341	8,366	70,792	1,403	200,149
David T. Pickens	18,917	127,967	10,374	79,412	—	236,670
Kim Lopdrup	28,235	40,620	8,366	79,138	—	156,359

(a)
Includes the aggregate incremental costs to Darden for personal use of a Darden company car and Darden aircraft, an annual executive physical, a limited allowance toward a Darden company car, financial counseling, and a nominal cash award in lieu of any other perquisites. None of these perquisites had a value exceeding the greater of $25,000 or 10 percent of total perquisites for an NEO except the value of aggregate incremental cost of the Darden company aircraft of $67,487 for Mr. Otis. Darden’s policy is to leverage its aircraft for business and business-related travel. The value of the aggregate supplemental incremental cost of the Darden company aircraft shown above relates to attendance at external board meetings, executive development conferences and executive networking forums, which benefit Darden but are considered by the tax rules to be personal use. Darden does not allow use of its aircraft for leisure or vacation purposes. Darden calculates the aggregate incremental cost of the personal use of its aircraft based on an hourly charge that includes the cost of fuel, trip-related maintenance, crew travel, onboard catering, landing and license fees and contract labor. Since the Darden aircraft is primarily for business travel, Darden does not include the fixed costs that do not change based on usage such as pilots’ salaries, the cost to purchase the aircraft and the cost of maintenance not related to trips. Family members of executives and their invited guests occasionally fly on Darden company aircraft as additional passengers on business flights or on business-related flights that may be characterized as personal use. In those cases, the aggregate incremental cost to Darden for the family member or guest is de minimis.

(b)
Amounts in this column represent Darden's contributions made in August 2013 for fiscal 2013 Darden performance under the FlexComp Plan, the non-qualified deferred compensation plan. Darden's contributions under the FlexComp Plan are deferred in accordance with participants’ elections pursuant to the terms of the FlexComp Plan. Darden's contributions are included in the “All Other Compensation” column. Salary or bonus deferred by an NEO into the FlexComp Plan is reported in the “Salary” column or the “Non-Equity Incentive Plan Compensation” column.

(c)	Represents the cost to Darden for providing life insurance and long-term disability insurance.

(d)
Under the 2002 Plan, the NEOs received dividends or dividend equivalents for unvested awards of restricted stock, restricted stock units and PSUs. Since May 31, 2009, Darden has not paid current dividends on equity grants to the NEOs, but rather accrues them for payment when the awards or shares are earned and vested.

(e)	Each NEO, other than Messrs. Pickens and Lopdrup, received a non-cash award associated with the annual celebration for Darden’s top-performing general managers.

(7)	The actual fiscal 2013 MIP bonus approved by Darden's Board for Mr. Otis was $270,012, but he had previously elected to forgo the award.

Grants of Plan-Based Awards for Fiscal 2013
Management and Professional Incentive Plan. Annual and long-term incentive awards are granted by Darden's Committee to executive officers under the MIP, and in the case of equity and equity-based awards, the 2002 Plan described below. Awards are a combination of cash, stock or stock-based awards, or PSUs. The criteria for awards pursuant to the MIP are described under “Compensation Discussion and Analysis—Elements of Darden's Total Rewards Program—Annual Incentives” and “—Long-term Incentives.”
2002 Plan. The 2002 Plan provides for the grant of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance awards and other stock and stock-based awards to employees, officers, consultants, advisors and independent directors providing services to Darden or any of its affiliates that Darden's Committee determines is an eligible person. Up to an aggregate of 18,300,000 shares of our common stock can be issued pursuant to awards granted under the 2002 Plan, subject to adjustment pursuant to a stock split or other recapitalization in order to prevent dilution or enlargement of the benefits intended under the 2002 Plan. As of May 26, 2013, approximately 2,499,000 shares of common stock remained available for future awards under the 2002 Plan.
The following table sets forth certain information with respect to equity and non-equity plan-based awards granted during fiscal 2013 under Darden's MIP and the 2002 Plan to each of the NEOs.

								All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)(5)	Grant Date Fair Value of Stock and Option Awards (6)
	Grant Date (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)			Estimated Future Payouts Under Equity Incentive Plan Awards (3)
Name		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Clarence Otis, Jr.	7/25/12	—	2,140,320	3,528,000	—	38,225	57,338	—	229,664	49.05	4,681,430
Andrew H. Madsen	7/25/12	—	1,159,158	1,910,700	—	18,348	27,522	—	110,239	49.05	2,247,090
C. Bradford Richmond	7/25/12	—	583,346	961,560	—	9,556	14,334	—	57,416	49.05	1,170,345
David T. Pickens	7/25/12	—	615,124	1,013,940	—	8,840	13,260	—	53,112	49.05	1,082,631
Kim Lopdrup	7/25/12	—	621,894	1,025,100	—	8,840	13,260	—	53,112	49.05	1,082,631

(1)
The grants for Mr. Otis and Mr. Madsen were recommended by Darden's Committee and approved by the independent members of Darden's Board and the grants made to the other NEOs were approved by Darden's Committee.

(2)
The amounts in these columns represent the potential annual cash incentive that may be earned under Darden's MIP by each NEO. The annual ranges are calculated with the current salary and annual incentive rate for each NEO at the time of approval. Actual payouts to the NEOs based on fiscal 2013 performance are reported under the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table.

(3)
The NEOs received grants of PSUs under the 2002 Plan. These units will vest only if certain performance thresholds relating to sales growth and diluted net earnings per share growth are achieved. The units have the ability to vest at the end of a three-year performance period. When performance exceeds targeted results, additional units vest; conversely, when performance is below targeted levels, fewer or no units vest. These PSUs are described more fully under the heading “Compensation Discussion and Analysis—Elements of Darden's Total Rewards Program—Long-term Incentives.”

(4)	The NEOs received grants of non-qualified stock options under the 2002 Plan. These non-qualified stock options vest 50 percent on the third and fourth anniversaries of the grant date.

(5)
All options are granted with an exercise price equal to the fair market value of the common stock on the date of grant. Fair market value under the 2002 Plan has been determined by Darden's Committee to be the closing price of the common stock on the NYSE as reported in the consolidated transaction reporting system on the grant date or, if such exchange is not open for trading on such date, on the most recent preceding date when such exchange is open for trading.

(6)	Assumptions used in the calculation of these amounts are included in Note 1 to Darden’s audited financial statements included in Darden’s 2013 Annual Report to Shareholders.

Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the total outstanding equity awards as of May 26, 2013 for each of the NEOs.

	Option Awards (1)					Stock Awards
						Restricted Stock		PSU Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock Held That Have Not Vested ($)(2)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Clarence Otis, Jr.	6/15/2004	80,000	—	21.16	6/15/2014
	11/29/2004	75,000	—	27.22	11/29/2014
	6/16/2005	175,000	—	33.10	6/16/2015
	6/15/2006	152,711	—	35.81	6/15/2016
	7/25/2007	126,042	—	42.68	7/25/2017
	7/23/2008	234,481	—	33.44	7/23/2018
	7/29/2009	134,450	134,451	32.55	7/29/2019
	7/28/2010	—	211,943	42.58	7/28/2020
	7/27/2011	—	222,138	51.26	7/27/2021
	7/25/2012	—	229,664	49.05	7/25/2022
						18,660	985,808	130,394	6,888,715

Andrew H. Madsen	6/15/2004	70,000	—	21.16	6/15/2014
	11/29/2004	55,000	—	27.22	11/29/2014
	6/16/2005	145,000	—	33.10	6/16/2015
	6/15/2006	112,395	—	35.81	6/15/2016
	7/25/2007	92,767	—	42.68	7/25/2017
	7/23/2008	129,433	—	33.44	7/23/2018
	7/29/2009	67,470	67,470	32.55	7/29/2019
	7/28/2010	—	106,357	42.58	7/28/2020
	7/27/2011	—	111,473	51.26	7/27/2021
	7/25/2012	—	110,239	49.05	7/25/2022
						15,460	816,752	65,113	3,439,920

C. Bradford Richmond	6/15/2004	10,000	—	21.16	6/15/2014
	6/16/2005	20,750	—	33.10	6/16/2015
	6/15/2006	14,762	—	35.81	6/15/2016
	12/1/2006	23,114	—	40.04	12/1/2016
	7/25/2007	38,863	—	42.68	7/25/2017
	7/23/2008	58,620	—	33.44	7/23/2018
	7/29/2009	33,612	33,613	32.55	7/29/2019
	7/28/2010	—	48,169	42.58	7/28/2020
	7/27/2011	—	50,486	51.26	7/27/2021
	7/25/2012	—	57,416	49.05	7/25/2022
						2,234	118,022	30,736	1,623,783

	Option Awards (1)					Stock Awards
						Restricted Stock		PSU Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock Held That Have Not Vested ($)(2)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
David T. Pickens	6/15/2004	31,500	—	21.16	6/15/2014
	11/29/2004	30,000	—	27.22	11/29/2014
	6/16/2005	66,500	—	33.10	6/16/2015
	6/15/2006	59,430	—	35.81	6/15/2016
	7/25/2007	44,692	—	42.68	7/25/2017
	7/23/2008	62,357	—	33.44	7/23/2018
	7/29/2009	32,505	32,505	32.55	7/29/2019
	7/28/2010	—	51,240	42.58	7/28/2020
	7/27/2011	—	65,379	51.26	7/27/2021
	7/25/2012	—	53,112	49.05	7/25/2022
						7,249	382,965	33,371	1,762,990

Kim Lopdrup	5/31/2004	63,000	—	22.41	5/31/2014
	6/16/2005	66,500	—	33.10	6/16/2015
	6/15/2006	51,794	—	35.81	6/15/2016
	7/25/2007	42,749	—	42.68	7/25/2017
	7/23/2008	59,646	—	33.44	7/23/2018
	7/29/2009	32,505	32,505	32.55	7/29/2019
	7/28/2010	—	51,240	42.58	7/28/2020
	7/27/2011	—	53,704	51.26	7/27/2021
	7/25/2012	—	53,112	49.05	7/25/2022
						7,281	384,655	31,252	1,651,043

(1)
All option awards are non-qualified stock options that expire ten years from the date of grant. Except where noted, the vesting schedule for the non-qualified stock options granted to NEOs is 50 percent on the third and fourth anniversaries of the grant date. For Mr. Richmond, who became Darden's CFO on December 1, 2006, the non-qualified stock option grants made prior to that date vested in thirds on the second, third and fourth anniversaries of the grant date.

(2)
All shares reflected in this column represent the awards of performance restricted stock granted in fiscal years 2003 through 2006. The performance restricted stock awards fully vest in ten years and have the opportunity to accelerate vesting in each of the first five anniversaries following the grant date when performance goals are achieved. The market value of the performance restricted stock awards is based on a per share value of $52.83, the closing market price of the common shares on the NYSE on May 24, 2013, the last trading day before the end of the fiscal year on May 26, 2013.

(3)
All units reflected in this column represent PSU awards granted in fiscal years 2009, 2011, 2012 and 2013. The terms of the PSU awards are more fully described in footnote 3 of the Grants of Plan-Based Awards table. The market value of outstanding stock awards is based on a per share (or unit) value of $52.83, the closing market price of the common shares on the NYSE on May 24, 2013, the last trading day before the end of the fiscal year on May 26, 2013.

Option Exercises and Stock Vested for Fiscal 2013
The following table summarizes the number of option awards exercised and restricted stock and stock-settled PSUs that vested during fiscal 2013 for each of the NEOs.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Clarence Otis, Jr.	—	—	5,305	274,492
Andrew H. Madsen	80,000	2,976,256	4,186	216,523
C. Bradford Richmond	32,250	1,183,360	1,602	82,899
David T. Pickens	31,500	1,134,400	2,061	106,596
Kim Lopdrup	—	—	1,261	65,383

(1)
The value realized equals: (i) in the case of cashless option exercises, where all shares issued on exercise of the option are immediately sold, the difference between the exercise price and the actual sales price of the shares, multiplied by the number of shares sold, and (ii) in the case of all other option exercises, the difference between the exercise price and the closing market price of the common stock on the NYSE on the date of exercise, multiplied by the number of shares acquired on exercise.

(2)	The value realized equals the closing market price of the common stock on the NYSE on the vesting date multiplied by the number of shares acquired on vesting.

Pension Benefits
Under the Retirement Income Plan (“RIP”), Mr. Richmond and Mr. Pickens will receive estimated monthly aggregate benefits at normal retirement of $361 and $1,434, respectively. Benefits are fixed because the NEOs no longer participate in the plans. All benefits are distributed in cash as monthly payments and are not eligible for lump sum distributions.
The table below shows the present value of accumulated benefits payable to each NEO, including the years of service credited to each NEO, under the RIP, determined using interest rate and mortality rate assumptions used in Note 17 to Darden’s audited financial statements included in Darden’s 2013 Annual Report to Shareholders. The number of credited service years shown below are fixed and do not reflect actual years of service as plan benefits are frozen. The accumulated benefit shown below is based on the highest benefit option which is “Single Life Annuity.” Other actuarially equivalent optional payouts include Joint and Survivor 50 percent, Joint and Survivor 100 percent, and Ten Year Certain. Early retirement benefits are available as early as age 55 at a reduced benefit level.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Clarence Otis, Jr.	—	—	—	—
Andrew H. Madsen	—	—	—	—
C. Bradford Richmond	Retirement Income Plan	7.10	34,205	—
David T. Pickens	Retirement Income Plan	15.70	160,555	—
Kim Lopdrup	—	—	—	—

The NEOs, along with other employees who are ineligible to participate in the qualified retirement plans, participate in the FlexComp Plan, which was designed to provide benefits in lieu of qualified retirement plans maintained by us and by General Mills, Inc., the former parent company. The FlexComp Plan is described under the heading “Non-Qualified Deferred Compensation” below.

Non-Qualified Deferred Compensation
Darden maintains the FlexComp Plan, a non-qualified deferred compensation plan, for the executive officers and certain employees who are not eligible to participate in the Darden Savings Plan.
The FlexComp Plan permits participating executive officers to defer receipt of up to 25 percent of their base salaries and up to 100 percent of their annual incentive compensation. Amounts deferred under the FlexComp Plan are payable in cash on the date or dates selected by the participant in accordance with the terms of the FlexComp Plan or on such other dates specified in the FlexComp Plan. Deferred amounts are credited with rates of return based on the performance of several investment alternatives (which mirror the returns credited in the Darden Savings Plan, Darden’s qualified 401(k) savings plan), as selected by the participant.
Darden also makes certain contributions to executive officers’ accounts under the FlexComp Plan which are designed to provide benefits in lieu of qualified retirement and savings plans. Darden's executive officers, along with other employees who are ineligible to participate in the qualified retirement and savings plans, participate in the FlexComp Plan. One portion of the annual contribution to the FlexComp Plan ranges from 1.5 percent to 7.2 percent of the executive officer’s eligible annual earnings based on Darden's performance as described in “Compensation Discussion and Analysis—Elements of Darden's Total Rewards Program—Other Benefits.” For executive officers other than Mr. Otis and Mr. Lopdrup, the second portion of the annual contribution ranges from 2 percent to 20 percent of the executive officer’s eligible annual earnings, based on the NEO’s age and, if applicable, the years of service during which the NEO was covered by our qualified retirement plan. Mr. Lopdrup and Mr. Otis, receive an annual contribution of 4 percent of the executive officer’s eligible annual earnings in place of the age and service contributions. These contribution amounts are deferred in accordance with participants’ elections and the terms of the FlexComp Plan.
Participants may elect to have the contributions credited with rates of return based on several investment alternatives, which mirror the returns credited in the Darden Savings Plan. Except for the Darden Company Stock Fund, investment selections may be changed daily. The FlexComp Plan does not have a guaranteed rate of return or guaranteed retirement benefit. The table below shows the funds available under the Darden Savings Plan and their rate of return for the twelve months ended May 26, 2013 as reported by the administrator of the Darden Savings Plan.
Deferred amounts under the FlexComp Plan are generally paid following separation from employment and are normally made in the form of a single sum cash payment. Participants may also elect to be paid in the form of 5-year or 10-year annual installment payments.

Name of Fund	Rate of Return	Name of Fund	Rate of Return
TAMRO Small Cap Collective Trust	25.75%	Vanguard Target Retirement 2025	18.81%
American Funds EuroPacific Growth	25.55%	Vanguard Target Retirement 2030	20.93%
Darden Company Stock Fund	4.02%	Vanguard Target Retirement 2035	22.89%
Darden ESOP Stock Fund	4.16%	Vanguard Target Retirement 2040	23.99%
Davis New York Venture Institutional Trust R2	29.29%	Vanguard Target Retirement 2045	23.99%
Harbor Capital Appreciation (I)	18.13%	Vanguard Target Retirement 2050	24.06%
PIMCO Total Return Fund (I)	4.42%	Vanguard Target Retirement 2055	24.02%
RVST Stable Capital Fund II	1.58%	Vanguard Target Retirement 2060	23.99%
Vanguard Extended Market Index Signal	31.22%	Vanguard Target Retirement Income	7.51%
Vanguard Institutional Index Fund	27.24%	Vanguard Total Bond Market Index Signal	0.85%
Vanguard Target Retirement 2010	11.04%	Vanguard Total International Stock Index Signal	25.09%
Vanguard Target Retirement 2015	14.43%	Wellington Trust Mid Cap Opp Series 3	31.72%
Vanguard Target Retirement 2020	16.88%

The following table provides additional information concerning the FlexComp Plan account for each NEO, including the contributions by Darden to the FlexComp Plan during fiscal 2013 and the aggregate FlexComp balance as of the end of fiscal 2013 on May 26, 2013.

Name	Executive Contributions in Last FY ($) (1)	Darden's Contributions in Last FY ($) (2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at end of FY 2013 ($)
Clarence Otis, Jr.	—	215,446	581,481	—	4,957,571
Andrew H. Madsen	—	348,554	760,220	—	5,389,574
C. Bradford Richmond	30,819	162,577	504,800	—	2,858,140
David T. Pickens	—	251,635	337,136	—	2,728,214
Kim Lopdrup	—	40,620	135,640	—	461,981

(1)	Reflects the deferred amounts for each of the NEOs which is reported as compensation to such NEO in the Summary Compensation Table under the “Salary” column.

(2)
Reflects Darden’s annual contribution to the FlexComp Plan made in July 2012 during fiscal 2013 for the account of the NEOs. Darden's contributions made in July 2013 during fiscal 2014 are not reported in this table.

Potential Payments Upon Termination or Change of Control
Apart from the MCAs discussed below under “Payments Made Upon a Change of Control” Darden has not entered into any employment agreements with the NEOs. The following summarizes the potential payments to be made to NEOs upon termination of their employment or a change of control of Darden.
Payments Made Upon Any Termination of Employment. Regardless of the manner in which an NEO’s employment terminates, the NEO is entitled to receive amounts earned during the NEO’s term of employment. Such amounts include:

•	Accrued but unpaid base salary through the date of termination;

•	Long-term incentive grants for the most recently completed cycle;

•	Unreimbursed employment-related expenses and other benefits owed to the NEO under Darden’s employee benefit plans or policies;

•	Accrued but unpaid vacation; and

•	The NEO’s Darden Savings Plan and FlexComp Plan account balances.
These payments made upon termination do not differ from payments made upon termination to all employees. In addition, the NEO will continue to be able to exercise any vested stock options for a period of three months following termination of employment, or for a longer period if the NEO is eligible for early or normal retirement or in certain other situations described below.

Payments Made Upon Early Retirement. In the event of the early retirement of an NEO who has reached age 55 with ten or more years of service, in addition to the items identified under the heading “Payments Made Upon Any Termination of Employment”:

•	The NEO will be allowed to exercise any outstanding options granted prior to June 15, 2006 for the remainder of the original term;

•
The NEO will be entitled to receive a pro-rated share of each option granted from and after June 15, 2006, and be allowed to exercise such option for the lesser of five years or the remainder of the original term;

•	The NEO will continue to vest in grants of restricted stock for the remainder of the original term provided required deposit shares are held for grants made prior to June 2006;

•	The NEO will continue to vest in a pro-rated share of grants of PSUs granted after July 29, 2009 based on Darden's performance for the remainder of the original PSU performance period;

•	The NEO will be eligible to continue to receive health benefits through the retiree medical program, with a portion of the premiums paid by the NEO;

•	Darden will reimburse the NEO for up to one year’s allowance of financial planning services incurred in the subsequent year;

•	The NEO will be entitled to receive a distribution of any balance held under the qualified savings plan (the Darden Savings Plan) if applicable; and

•	The NEO will receive a monthly benefit under the qualified retirement plan (the “RIP”) if applicable.
Payments Made Upon Normal Retirement. In the event of the retirement of an NEO who has reached age 65 with five or more years of service, in addition to the items identified under the heading “Payments Made Upon Any Termination of Employment”:

•	The NEO will vest in all outstanding options and be allowed to exercise such options for the remainder of the original term;

•	The NEO will continue to vest in grants of restricted stock for the remainder of the original term provided required deposit shares are held for grants made prior to June 2006;

•	The NEO will continue to vest in grants of PSUs based on Darden's performance for the remainder of the original PSU performance period;

•	The NEO will be eligible to continue to receive health benefits through the retiree medical program, with a portion of the premiums paid by the NEO;

•	Darden will reimburse the NEO for up to one year’s allowance of financial planning services incurred in the subsequent year; and

•
The NEO will be entitled to receive a distribution of any balance held under the qualified savings plan (the Darden Savings Plan) if applicable, and will receive a monthly benefit under the RIP, if applicable.

Payments Made Upon Disability. Darden pays for long-term disability coverage for the NEOs and the amount paid for the insurance is included in the “All Other Compensation” column in the Summary Compensation Table. In the event of disability, the NEO will receive the items identified under the heading above “Payments Made Upon Any Termination of Employment.” In addition, the NEO is entitled to the following benefits, which are also available to employees with disability coverage:

•	Up to two-thirds of eligible pay with a maximum annual benefit of $180,000 payable to age 65;

•	Continued eligibility for group medical coverage; and

•	Continued life insurance and Darden retirement contributions up to age 65.

Payments Made Upon Death. Darden pays for life insurance coverage for the NEOs and the amount paid for the insurance is included in the “All Other Compensation” column in the Summary Compensation Table. The life insurance benefit for the NEOs is equal to four times salary and bonus, with a maximum amount of coverage of $1,500,000. For accidental death, the benefit is twice the amount of the regular coverage with a maximum amount of coverage of $3,000,000. An additional $500,000 may be paid if death occurs while traveling on business. These benefits would be paid from term life insurance policies maintained by Darden. In the event of death, the estate of the NEO will receive the items identified under the heading above entitled “Payments Made Upon Any Termination of Employment.”
Stock options and restricted stock will vest pro-rata based on the number of full months completed in the vesting period and stock options will be exercisable for the remainder of the original term. Stock options, restricted stock, and PSUs granted on or after June 15, 2006 will vest in full and stock options granted on or after June 15, 2006 will be exercisable for the lesser of five years or the remainder of the original term.
Payments Made Upon Involuntary Termination Without Cause. In general, Darden may, but is not obligated to, provide separation pay and benefits to its employees in the event the employee is involuntarily terminated without cause or resignation. If provided, the separation pay and benefits available are generally contingent upon Darden receiving a general release of claims from the employee. In addition to the items identified under the heading above entitled “Payments Made Upon Any Termination of Employment,” such payments to an executive officer may include such severance benefits as Darden may determine to be appropriate under the specific circumstances.
If the executive’s age plus his years of service equals or exceeds 70 and the executive is involuntarily terminated without cause, accelerated vesting will be applied to a pro-rata portion of the outstanding stock options and PSUs granted on or after July 1, 2009. Stock options granted between March 21, 2001 and June 14, 2006 will be exercisable for the lesser of two years or the remainder of the original term; stock options granted on or after June 15, 2006 will be exercisable for the lesser of five years or the remainder of the original term.
Payments Made Upon a Change of Control. Darden has MCAs with all of the NEOs, which provide for severance payments equal to three times the amount of annual compensation (determined by the then-current base salary plus average cash bonus award during the preceding three years) and continuation of health and similar benefits for a three-year period if the executive officer is terminated without cause or voluntarily terminates employment with good reason within two years after a change of control. If the severance payments the executive officer would otherwise be entitled to receive would require the payment of excise taxes, then the amount of severance payments is reduced to the point that it eliminates by a margin of $1,000 any liability for such excise taxes, unless the severance payments provided under the agreement (with the executive bearing all responsibility for taxes) provides a net payment to the executive that is at least 10 percent higher than the net reduced amount. The MCAs provide for an initial two-year term, and are extended on each anniversary date for two years from the anniversary date, unless prior notice is given by us that the agreement will not be extended. Following the Separation and Distribution, we expect to enter into MCAs with the NEOs containing similar terms to those set forth in Darden’s MCAs.

Under the MCA, “Change of Control” means:

•
Any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a “Person”) becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20 percent or more of either (i) the then-outstanding shares of common stock of the company (the “Outstanding Company Common Stock”) or (ii) the combined voting power of the then-outstanding voting securities of the company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that, for purposes of this section, the following acquisitions shall not constitute a Change of Control: (A) any acquisition directly from the company, (B) any acquisition by the company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the company or any company controlled by, controlling or under common control with the company (an “Affiliated Company”) or (D) any business combination pursuant to a transaction where (i) all or substantially all of the beneficial owners of Outstanding Company Common Stock immediately prior to the business combination beneficially own more than 50% of the then-outstanding shares of common stock of the entity resulting from the business combination in substantially the same proportion as immediately prior to the business combination, (ii) no person beneficially owns 20% or more of the common stock of the entity resulting from the business combination, except to the extent that such ownership existed prior to the business combination, and (iii) at least a majority of the Board members of the entity resulting from the business combination were members of the incumbent Board at the time of the execution of the initial agreement or action of the board approving the business combination;

•
Individuals who, as of the effective date of the revised standard form of MCA, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date thereof whose election, or nomination for election by the company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

•
Consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the company, or the acquisition of assets or securities of another entity by the company or any of its subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination, (i) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50 percent of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the company or all or substantially all of the company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) of the company or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 20 percent or more of, respectively, the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) of the entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such entity, except to the extent that such ownership existed prior to the Business Combination, and (iii) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

•	Approval by the shareholders of the company of a complete liquidation or dissolution of the company.

Under the standard form of the MCAs, “Cause” means:

•
An act or acts of fraud or misappropriation on the executive officer’s part which result in or are intended to result in the executive officer’s personal enrichment at the expense of the company and which constitute a criminal offense under state or federal laws; or

•	Conviction of the executive officer of a felony.

Under the standard form of the MCAs, “Good Reason” means, without the express written consent of the executive:

•
The assignment to the executive officer of any duties inconsistent in any substantial respect with the executive officer’s position, authority or responsibilities as in effect during the 90-day period immediately preceding the effective date of the agreement;

•	Any other substantial adverse change in such position (including titles), authority or responsibilities;

•
Any failure by the company to furnish the executive officer with base salary, target annual bonus opportunity, long-term incentive opportunity or aggregate employee benefits at a level equal to or exceeding those received by the executive officer from the company during the 90-day period preceding the effective date of the agreement, other than (i) an insubstantial and inadvertent failure remedied by the company promptly after receipt of notice thereof given by the executive officer or (ii) with respect to aggregate employee benefits only, any failure resulting from an across-the-board reduction in employee benefits generally applicable to all similarly situated employees;

•
The company’s requiring the executive officer to be based or to perform services at any office or location more than 30 miles from the office or location at which the executive officer was based as of immediately prior to the effective date of the agreement, except for travel reasonably required in the performance of the executive officer’s responsibilities;

•	Any failure by the company to obtain the assumption and agreement to perform the agreement by a successor; or

•	Any failure by the company to deposit amounts in the trust in accordance with the agreement.
Darden has also entered into trust agreements to provide for payments under the MCAs and the non-qualified deferred compensation plans, including the Director Compensation Plan, the MIP and the FlexComp Plan. Full funding is required upon a change of control of Darden. In addition, stock options, restricted stock, restricted stock units and PSUs issued under the stock plans are subject to accelerated vesting if Darden experiences a change of control, as defined in those plans or related award agreements. The options will be exercisable for three months.

The tables below reflect the amount of compensation payable to each of the NEOs under the current MCAs in the event of termination of such executive officer’s employment upon voluntary termination, involuntary not-for-cause termination, termination for cause, termination following a change of control and in the event of death of the NEO. The amounts shown assume that such termination or change of control was effective as of May 26, 2013 and are estimates of the amounts that would be paid out to the executive officer upon their termination. The actual amounts to be paid out can only be determined at the time of such executive officer’s separation from Darden. Except for the fiscal 2013 MIP and FlexComp Plan award, the tables do not reflect earned amounts identified under the heading “Payments Made Upon Any Termination of Employment.” Items such as pension benefits payable under the qualified retirement plans and Darden Savings Plan or FlexComp Plan account balances are identified under the Pension Benefits Table and the Non-Qualified Deferred Compensation Table, respectively.

Benefits and Payments Upon Termination	Voluntary Termination ($)		Involuntary Not For Cause Termination ($)		Involuntary For Cause Termination ($)	Involuntary for Good Reason Termination (Change-in-Control) ($)		Death ($)
Clarence Otis, Jr.
FY13 MIP Bonus (1)	—		—		—	—		—
FY13 FlexComp (Retirement Contribution) (2)	72,822		72,822		72,822	72,822		72,822
Cash Severance Benefit	—		1,764,000		—	8,761,074		—
Accelerated Vesting of Stock-based Awards (3) (4)	9,455,846	(8)	9,455,846	(6)	—	13,494,970		13,266,936
Miscellaneous Benefits	—		—		—	371,780	(7)	1,500,000	(5)
Excise Tax Gross-Up	—		—		—	—		—
Andrew H. Madsen
FY13 MIP Bonus (1)	139,271		139,271		139,271	139,271		139,271
FY13 FlexComp (Retirement Contribution) (2)	206,796		206,796		206,796	206,796		206,796
Cash Severance Benefit	—		1,273,800		—	5,666,771		—
Accelerated Vesting of Stock-based Awards (3) (4)	4,960,872	(8)	4,960,872	(6)	—	7,056,918		6,712,927
Miscellaneous Benefits	—		—		—	776,416	(7)	1,500,000	(5)
Excise Tax Gross-Up	—		—		—	—		—
C. Bradford Richmond
FY13 MIP Bonus (1)	77,100		77,100		77,100	77,100		77,100
FY13 FlexComp (Retirement Contribution) (2)	102,341		102,341		102,341	102,341		102,341
Cash Severance Benefit	—		534,200		—	3,195,606		—
Accelerated Vesting of Stock-based Awards (3) (4)	—		3,629,859	(6)	—	3,102,192		3,134,112
Miscellaneous Benefits	—		—		—	605,837	(7)	1,500,000	(5)
Excise Tax Gross-Up	—		—		—	—		—
David T. Pickens
FY13 MIP Bonus (1)	14,083		14,083		14,083	14,083		14,083
FY13 FlexComp (Retirement Contribution) (2)	127,967		127,967		127,967	127,967		127,967
Cash Severance Benefit	—		844,950		—	3,445,456		—
Accelerated Vesting of Stock-based Awards (3) (4)	2,494,421	(8)	2,494,421	(6)	—	3,319,194		3,640,641
Miscellaneous Benefits	—		—		—	516,000	(7)	1,500,000	(5)
Excise Tax Gross-Up	—		—		—	—		—
Kim Lopdrup
FY13 MIP Bonus (1)	85,931		85,931		85,931	85,931		85,931
FY13 FlexComp (Retirement Contribution) (2)	40,620		40,620		40,620	40,620		40,620
Cash Severance Benefit	—		854,250		—	3,231,687		—
Accelerated Vesting of Stock-based Awards (3) (4)	—				—	3,384,788		3,443,428
Miscellaneous Benefits	—		—		—	241,298	(7)	1,500,000	(5)
Excise Tax Gross-Up	—		—		—	—		—

(1)	Reflects the annual cash incentive, which is also included in the Summary Compensation Table.

(2)	Reflects the annual FlexComp Plan award for fiscal 2013 paid in August 2013, which is also included in the Summary Compensation Table.

(3)
This value equals the difference between the closing market price of $52.83 of Darden's common stock on the NYSE on May 24, 2013, the last trading day before the end of the fiscal year on May 26, 2013, and the exercise price, multiplied by the number of option shares subject to accelerated vesting upon termination.

(4)	This value is calculated based on the closing market price of $52.83 of Darden's common stock on the NYSE on May 24, 2013, the last trading day before the end of the fiscal year on May 26, 2013.

(5)
The maximum life insurance benefit for normal death is $1,500,000; for accidental death, the maximum is $3,000,000; and an additional $500,000 may be paid if death is attributable to death while traveling on business. These benefits would be paid from term life insurance policies.

(6)	This amount represents the value of awards that would receive accelerated vesting because the NEOs age plus years of service would equal or exceed 70 as of May 26, 2013.

(7)	Miscellaneous benefits include welfare and other continuation benefits, post-retiree medical benefits and FlexComp Plan benefits.

(8)	This amount represents the value of awards that would receive accelerated vesting because the NEOs qualify for early retirement (age 55 plus ten years of service) as of May 26, 2013.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The Separation from Darden
The Distribution will be accomplished by Darden distributing all of its shares of our common stock to holders of Darden common stock entitled to such distribution, as described in the section entitled “The Separation and Distribution” included elsewhere in this Information Statement. Completion of the Distribution will be subject to satisfaction or waiver by Darden of the conditions to the Separation and Distribution described under the caption entitled “The Separation—Conditions to the Distribution.”
Related Party Transactions
We are required to disclose material transactions with the Company in which “related persons” have a direct or indirect material interest. Related persons include any Director, nominee for Director, executive officer of the Company, any immediate family members of such persons, and any persons known by the Company to be beneficial owners of more than five percent of the Company’s voting securities.
Based on information available to us and provided to us by our directors and executive officers, we do not believe that there were any such material transactions in effect since May 28, 2012, or any such material transactions proposed to be entered into during fiscal 2014.
It is anticipated that the Company’s Board will adopt a written policy that requires the Board’s Nominating and Governance Committee to review and approve any related party transactions. This policy will require the Nominating and Governance Committee to approve or ratify each Interested Transaction with directors, executive officers, five percent shareholders or any of their respective immediate family members. In making its determination, the Nominating and Governance Committee will consider whether the Interested Transaction is consistent with the best interests of the Company and its shareholders and whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, as well as the extent of the related party's interest in the transaction.
An “Interested Transaction” will be defined as any transaction, arrangement or relationship in which (i) the amount involved exceeds $120,000 in any calendar year, (ii) the Company is a participant and (iii) any director, executive officer or five percent shareholder or any of their respective immediate family members has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity). Salary or compensation paid to a director or an executive officer that is required to be reported in a Proxy Statement will not be considered an Interested Transaction.
Agreements with Darden
As part of the Separation and Distribution, we will enter into a Separation and Distribution Agreement and several other agreements with Darden to effect the Separation and provide a framework for our relationships with Darden after the Separation and Distribution. These agreements will provide for the allocation between us and Darden of the assets, liabilities and obligations of Darden and its subsidiaries, and will govern the relationships between us and Darden subsequent to the Distribution (including with respect to transition services, employee matters, intellectual property rights, tax matters and certain other commercial relationships). In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our Separation and Distribution), these agreements include, among others:

•	Tax Matters Agreement;

•	Transition Services Agreement; and

•	Employee Matters Agreement.
The forms of certain of the principal agreements described below will be filed as exhibits in an amendment to the registration statement on Form 10 of which this Information Statement is a part, and the summaries below of each of these agreements set forth certain material terms of these agreements. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this Information Statement.
The terms of the agreements described below that will be in effect following the Distribution have not yet been finalized. Changes, some of which may be material, may be made prior to our Distribution. No changes may be made after the Distribution without our consent.

Separation and Distribution Agreement
The Separation and Distribution Agreement contains key provisions relating to the separation of our business from Darden’s other businesses. The parties will enter into the Separation and Distribution Agreement before the Distribution.
The following is a summary of the material terms and provisions of the Separation and Distribution Agreement. All references to the Separation and Distribution Agreement are to the Separation and Distribution Agreement, as amended or supplemented from time to time. The following summary is qualified in its entirety by reference to the complete text of the Separation and Distribution Agreement, which is incorporated herein by reference.
General
The Separation and Distribution Agreement between Darden and the Company provides for, among other things, the primary corporate transactions required to effect the new Red Lobster share Distribution and other specified terms governing the relationship between Darden and the Company.
Actions Prior to the Distribution
A number of days prior to the effective time, the Darden Board will declare the Red Lobster share Distribution and set a record date for the Distribution, subject to the satisfaction or waiver of the conditions set forth in the Separation and Distribution Agreement.
In addition, Darden and Red Lobster are expected to enter into an agreement with Wells Fargo as distribution agent with respect to the Distribution. At or prior to the time of the Distribution, Darden will deliver to the distribution agent shares of Red Lobster common stock sufficient to effect the Distribution. Following the effective time, the distribution agent will pay to holders of record of Darden common stock as of the record date for the Distribution the amount of cash in lieu of fractional shares of Darden to which such holder is entitled.
The Distribution
Subject to the terms and conditions of the Separation and Distribution Agreement, at the time established by the Darden Board, Darden will effect the Distribution by instructing the distribution agent to record in the stock transfer records of Red Lobster the distribution of the applicable number of Red Lobster shares to each holder of Darden common stock as of the record date for the Distribution. See “The Separation and Distribution—When and How You Will Receive the Distribution” included elsewhere in this Information Statement for more detail.
Conditions to the Completion of the Distribution
The Separation and Distribution Agreement provides that the obligations of Darden to consummate the Distribution and the other transactions contemplated by the Separation and Distribution Agreement are subject to the following conditions:

•
the Board of Darden, in its sole and absolute discretion, has authorized and approved the Separation (including the Internal Restructurings) and not withdrawn such authorization and approval, and has declared the dividend of the common stock of Red Lobster to shareholders of Darden;

•	the separation-related restructuring transactions contemplated by the Separation and Distribution Agreement will have been completed;

•
the SEC will have declared effective our registration statement on Form 10, of which this Information Statement is a part, with no stop order relating to the registration statement being in effect and no proceedings for such purpose pending before or threatened by the SEC, and the Information Statement will have been mailed to Darden’s shareholders;

•
any required actions and filings with regard to state securities and blue sky laws of the United States (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, have become effective or been accepted;

•	the Red Lobster common stock will have been accepted for listing on the New York Stock Exchange, on official notice of issuance;

•
Darden shall have received an opinion from Latham & Watkins LLP, in form and substance satisfactory to Darden, substantially to the effect that (i) the Internal Restructurings will qualify as transactions that are generally tax-free under Section 368(a) and/or Section 355 of the Code, (ii) the Distribution will qualify as a transaction that is tax-free under Section 355 of the Code and (iii) the Distribution, together with the Contribution, will constitute a reorganization under Section 368(a)(1)(D) of the Code;

•
no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution will be in effect;

•
the Board of Darden will have received an opinion from , in form and substance reasonably satisfactory to Darden, with respect to the capital adequacy and solvency of Darden and Red Lobster immediately after the Distribution;

•
no events or developments will have occurred or exist prior to the Distribution that, in the judgment of the Board of Darden, in its sole and absolute discretion, makes it inadvisable to effect the Distribution or the other transactions contemplated by the Separation and Distribution Agreement;

•	the Separation and Distribution Agreement will not have been terminated;

•	each of the ancillary agreements contemplated by the Separation and Distribution Agreement will have been executed and delivered by the parties thereto; and

•	any government approvals and other material consents necessary to consummate the Distribution will have been obtained and be in full force and effect.
The fulfillment of the foregoing conditions will not create any obligations on Darden’s part to effect the Distribution, and the Board of Darden has reserved the right, in its sole discretion, to abandon, modify or change the terms of the Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Distribution, at any time prior to the Distribution Date.
Mutual Release; Indemnification
Mutual Release of Pre-Closing Liabilities
Darden and Red Lobster have each agreed to release the other party and its respective officers, directors and employees from any and all liabilities and claims that such party may have or ever will have against the other party which arise out of, result from or relate to events, circumstances or actions taken by the other party, occurring or failing to occur or any conditions existing at or prior to the time of the Distribution.
The mutual release does not impair the rights of any person under any of the transaction agreements that do not terminate as of the effective time.
Indemnification by Darden
Under the terms of the Separation and Distribution Agreement, Darden will indemnify Red Lobster and all its representatives from and against any and all losses relating to any of the following:

•	any liability excluded from Red Lobster liabilities; and

•	any breach by Darden of the Separation and Distribution Agreement or any of the other transaction documents.
Indemnification by Red Lobster
Under the terms of the Separation and Distribution Agreement, Red Lobster will indemnify Darden and all its representatives from and against any and all losses relating to any of the following:

•	any Red Lobster liabilities; and

•	any breach by Red Lobster of the Separation and Distribution Agreement or any of the other transaction documents.
Termination
At any time prior to the Distribution, Darden may terminate the Separation and Distribution Agreement without the prior approval of any person, including Red Lobster.

Amendments
No provision of the Separation and Distribution Agreement may be amended or modified except by a written instrument signed by both Darden and Red Lobster.
Tax Matters Agreement
In connection with the Distribution, we and Darden will enter into a Tax Matters Agreement. The Tax Matters Agreement will generally govern the respective rights, responsibilities and obligations of us and Darden with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns. In addition, the Tax Matters Agreement will contain certain restrictions on our ability to take actions that could cause the Internal Restructurings or the Distribution to fail to qualify as transactions that are generally tax-free. Additional details on the Tax Matters Agreement will be provided in a subsequent amendment to the registration statement of which this Information Statement is a part.
Transition Services Agreement
Prior to the Distribution, we and Darden will enter into a Transition Services Agreement. Pursuant to the Transition Services Agreement, Darden will provide certain support services to us, including, among others, payroll, human resources ,information systems, supply chain and various other corporate back-office services. These services will be established to ensure continuity of our business at the time of Distribution.  The charges for the transition services are generally intended to allow the providing company to fully recover costs of providing the services and expenses generally without profit.
We, with the support of Darden, have been preparing for the transition of the services including the establishment of both interim Transition Services as well as certain, select stand-alone operations by the date of the Distribution. We anticipate that we will be in a position to operate as a stand-alone operation (except for certain information technology-related services that may require a somewhat longer transition period) on or before months following the Distribution Date.

The services provided under the Transition Services Agreement will terminate at various times specified in the agreement (generally ranging from to months after the completion of the Separation and Distribution), but the receiving party may terminate certain specified services by giving prior written notice to the provider of such services in accordance with the terms of the Transition Services Agreement.

Employee Matters Agreement
The Employee Matters Agreement will govern Darden’s and our compensation and employee benefit obligations with respect to Darden’s and our current and former employees, and will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. The Employee Matters Agreement will provide for the treatment of outstanding Darden equity awards, which is described in more detail under the heading “The Separation and Distribution—Treatment of Equity-Based Compensation.” The Employee Matters Agreement also will set forth the general principles relating to employee matters, including with respect to the assignment of employees and the transfer of employees from Darden to us, the assumption and retention of liabilities and related assets, expense reimbursements, workers’ compensation, leaves of absence, the provision of comparable benefits, employee service credits, the sharing of employee information and the duplication or acceleration of benefits.  In general, the Employee Matters Agreement will provide for us to assume all liabilities relating to the current and former employees of our business and for Darden to retain all liabilities relating to its other current and former employees, except that we expect that Darden will retain all liabilities with respect to our current and former employees under Darden’s tax qualified defined benefit pension plan and Darden will retain all liabilities for retiree medical or other post-employment benefits with respect to the former employees of our business. Darden will retain liability for certain claims related to our current and former employees arising prior to closing.

DESCRIPTION OF FINANCING TRANSACTIONS AND MATERIAL INDEBTEDNESS
We have not finalized our post spin-off capitalization, however, as part of the Separation, we expect to incur a total of up to $ million in new indebtedness. We expect this indebtedness to consist of:
•up to $ million in senior credit facilities with lending institutions; and/or
•up to $ million in aggregate principal amount of senior notes, which we refer to as the “senior notes.”

Credit Facilities
Following the Separation, we expect to have senior credit facilities that will provide for an aggregate amount of up to $ million in financing, consisting of:
•a revolving credit facility in a principal amount of approximately $ million; and
•a term loan in an aggregate principal amount of approximately $ million.

We refer to the revolving credit facility and the term loan collectively as the new credit facility. We expect that the new credit facility will mature on or about . We will describe the terms and covenants of the new credit facility in an amendment to the registration statement of which this Information Statement forms a part. We expect that the revolving credit facility will be available for working capital and for general corporate purposes, and that up to $ million will be available under the revolving credit facility for letters of credit. As of the Distribution Date, we expect to have outstanding indebtedness in the amount of $ million under our new credit facility, and will have transferred a portion of the proceeds of such indebtedness to Darden.
Senior Notes
In connection with the Separation, we expect to issue approximately $ million in aggregate principal amount of senior notes under an indenture. We will describe the terms and covenants of the senior notes in an amendment to the registration statement of which this Information Statement forms a part.

LEGAL PROCEEDINGS
We are subject to private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. A number of these lawsuits, proceedings and claims may exist at any given time. These matters typically involve claims from guests, employees and others related to operational issues common to the restaurant industry, and can also involve infringement of, or challenges to, our trademarks. While the resolution of a lawsuit, proceeding or claim may have an impact on our financial results for the period in which it is resolved, we believe that the final disposition of the lawsuits, proceedings and claims in which we are currently involved, either individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or liquidity.

RECENT SALES OF UNREGISTERED SECURITIES
In connection with its incorporation, Red Lobster issued 1,000 shares of common stock (without par value) to Darden pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of these shares under the Securities Act because such issuance did not constitute a public offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
As of the date of this Information Statement, all of the outstanding shares of our common stock are owned by Darden. After the Distribution, Darden will not own any shares of our common stock. The following table provides information with respect to the expected beneficial ownership of our common stock by (1) each of our directors following the Distribution, (2) each officer named in the Summary Compensation Table, (3) all of our executive officers and director nominees following the Distribution as a group and (4) each of our shareholders who we believe will be a beneficial owner of more than five percent of our outstanding common stock at the time of the Distribution based on current publicly available information. Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. To the extent our directors and executive officers own Darden common stock at the record date for the Distribution, they will participate in the Distribution on the same terms as other holders of Darden common stock.

Principal Shareholders and Address	Number of Shares Beneficially Owned	Percent of Common Stock Outstanding

Directors and Named Executive Officers[1]	Number of Shares Beneficially Owned	Percent of Common Stock Outstanding
Clarence Otis, Jr.
Andrew H. Madsen
C. Bradford Richmond
David T. Pickens
Kim A. Lopdrup
All directors and executive officers as a group ( persons)[2]

(1)
With the exception of Mr. Lopdrup, these officers were Darden’s Named Executive Officers in Fiscal Year 2013. As described further under “Management,” upon the completion of the Separation and Distribution, Mr. Lopdrup and Mr. Richmond will cease to serve in any capacity with Darden and will be employed by Red Lobster as our Chief Executive Officer and Chief Financial and Administrative Officer, respectively. There will also be other changes in our executive management team upon the completion of the Separation discussed further under “Management.”

(2)	Includes only the persons listed in the table of our directors and executive officers following the Separation and Distribution in the section entitled “Management” in this Information Statement.

DESCRIPTION OF CAPITAL STOCK
General
The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our Articles of Incorporation (“Articles”) or of our bylaws (“Bylaws”). The summary is qualified in its entirety by reference to these documents, which you should read for complete information on our capital stock. Our Articles and Bylaws are included as exhibits to our registration statement on Form 10 of which this Information Statement is a part.
The authorized capital stock of Red Lobster consists of shares of common stock (without par value) and shares of preferred stock (without par value).
Common Stock
Darden owns all of the outstanding shares of Red Lobster. On the Distribution Date, these shares will be distributed to holders of Darden common stock on the record date at the rate of shares of Red Lobster common stock for every shares of Darden common stock held. Following the Distribution, there will be approximately shares of Red Lobster common stock outstanding. All of the shares of Red Lobster common stock distributed by Darden will be fully paid and non-assessable. See “The Separation and Distribution” included elsewhere in this Information Statement for more detail.
Other than under the shareholders rights plan, the holders of our common stock have no preemptive rights to subscribe for or purchase any stock, obligations, warrants or other securities of the Company. The Articles do not provide for cumulative voting. Holders of our common stock are entitled

•	to receive such dividends as are declared by our Board subject to applicable law and the rights of our preferred stock;

•
to one vote for each share on all matters upon which shareholders have the right to vote generally to the exclusion of all other classes of stock, except our preferred stock, which shall have such voting rights as may be expressly provided in the resolutions adopted by our Board covering the issuance from time to time of one or more series of our preferred stock; and

•
to the remaining net assets of the Company upon any liquidation, dissolution or winding up of the Company, after provision has been made for the payment of the amount per share fixed by the resolutions of our Board covering the issuance of our preferred stock.

Preferred Stock
Red Lobster is authorized to issue up to shares of our preferred stock (without par value) without further shareholder approval, except as may be required by applicable stock exchange regulations. The Red Lobster Board is authorized to determine, without any further action by the holders of the our common stock, the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms of any series of our preferred stock, the number of shares constituting any such series and the designation thereof. Should our Board elect to exercise its authority, the rights, preferences and privileges of holders of our common stock would be subject to the rights, preferences and privileges of our preferred stock. Red Lobster has no present plans to issue any preferred stock.
Board of Directors
The Bylaws of Red Lobster provide for a Board serving annual terms, with the initial term ending on the date of the annual shareholders meeting in . Thereafter, directors will be elected on an annual basis. Under Article X of the Articles of Red Lobster, directors may be removed only for cause and by the affirmative vote, at a special meeting held for that purpose, of not less than two-thirds of the shareholders entitled to vote for the election of directors (or, if a director is elected by a voting group of shareholders, two-thirds of the shareholders entitled to vote for the election of such director).
The Bylaws provide for a Board of not fewer than nor more than members and the Board may designate the exact number from time to time by resolution. The Articles expressly delegate to incumbent directors the power to fill any vacancies on the Board, including a vacancy resulting from an increase in the number of directors.

Business Combinations
Article IV of the Articles generally requires the affirmative vote of 66⅔% or more of the Voting Shares with respect to all Business Combinations (as defined below) involving a Related Person, excluding Voting Shares held by such Related Person, unless either (i) the transaction is approved by a majority of the members of the Board who were directors prior to the time the Related Person became a Related Person and directors who were recommended for election by such directors (“Disinterested Directors”), or (ii) certain fair price criteria and other requirements of Article IV are met. The purpose of Article IV is to provide a higher degree of assurance that all shareholders will receive or retain an equivalent price for their stock in the event of a merger, consolidation, asset sale, liquidation, recapitalization or certain other business transactions (“Business Combinations”) involving a Related Person. A “Related Person” generally includes (i) any person which, together with its affiliates and associates, is the beneficial owner of an aggregate of 10% or more of the Red Lobster common stock or of any other shares of Red Lobster entitled to vote for the election of directors (“Voting Shares”); (ii) any officer, director or employee of a Related Person; (iii) any person which, together with its affiliates and associates, shall become, in a transaction or series of transactions not involving a public offering within the meaning of the Securities Act, the beneficial owner of Voting Shares of which a Related Person was the beneficial owner at any time during the two years prior to the time such person, affiliate or associate became such beneficial owner; and (iv) any affiliate or associate of any such person. However, the term “Related Person” does not include Red Lobster or its wholly-owned subsidiaries or any savings, employee stock ownership or other employee benefit plan of Red Lobster.
To meet the fair price criteria, the shareholders of each class or series of Voting Shares must receive consideration per share after the transaction which is not less than the greater of (i) the highest price per share paid by or on behalf of the Related Person in connection with the acquisition by the Related Person of such class or series of Voting Shares within the two-year period immediately prior to the first public announcement of the proposed transaction, or (ii) the fair market value of such class or series of Voting Shares on the date of the first public announcement of the proposed transaction or on the date when the Related Person became such, whichever is higher. In addition to meeting the price criteria, the consideration to be received by holders of a particular class or series of outstanding Voting Shares must be in cash or in the same form as previously has been paid by or on behalf of the Related Person in connection with its acquisition of shares of such class or series of Voting Shares. Further, the Related Person must not have received (other than proportionately as a shareholder) the benefit of any financial assistance or tax advantage from the Company.
Advance Notice Procedure and Special Meeting of Shareholders
The Red Lobster Bylaws require advance notice for the nomination, other than by the Board of candidates for election as directors as well as for other shareholder proposals to be considered at meetings of shareholders. In general, notice of intent to nominate a director or raise matters at such meetings must be received by Red Lobster not less than 120 days prior to the meeting, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the nominating or proposing shareholder.
Article XI of the Articles provides that special meetings of shareholders (a) may be called by the Board or the person or persons authorized to do so by the Bylaws, and (b) shall be called if the holders of not less than 50% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting sign, date and deliver to Red Lobster’s Secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. The Bylaws currently have no provision for designation of any person to call special meetings.
Written Consents and Amendments
Under Florida law, shareholder action may be taken without a meeting by written consent by holders of not less than a majority of the outstanding shares unless otherwise provided in the Articles. However, Article XIII of the Articles removes the possibility of any corporate action being taken by shareholder written consent in the absence of a meeting.
Article XIII also provides that no subsequent amendment to the Articles shall repeal or alter Articles IV, X, XI or XIII without an affirmative shareholder vote of 66⅔% of the Voting Shares, excluding all shares held by any Related Person.
Amendments to the Articles of Incorporation and Bylaws
Our Articles provide that provisions in the Articles may only be amended by the vote of a majority of the voting power of the outstanding capital stock entitled to vote generally in the election of directors. Our Articles provide that any amendment to the provisions of the Bylaws must be approved by either the affirmative vote of the holders of at least a majority of the voting power of all the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors or the affirmative vote of the Directors constituting at least a majority of the entire Board then in office.

Considerations for and Effects of the Above Provisions
The Company believes that Articles IV and XIII of the Articles will provide greater assurance of protection for all shareholders in case of a tender offer for Red Lobster in which a potential purchaser pays one price to acquire 10% or more of the stock of Red Lobster and then seeks to buy the remaining shares at a lower price or with a possibly less desirable form of payment (such as securities of the purchaser which may not have a market value or liquidity which gives the recipient the equivalent cash). Such two-step offers can work to the disadvantage of some shareholders because they tend to force shareholders to accept the first price offered out of concern that they will be compelled, if the would-be acquirer gains control, to accept a less attractive price in a second-step merger. A shareholder who believes that an offer is being made at a time when the stock market generally, or the market for stock of the Company in particular, is in a depressed state, and that the offer is therefore inadequate, nevertheless may feel forced to tender shares to avoid possible future transactions by the would-be acquirer which could be at even a lesser value. Present federal securities laws and regulations do not assure that all shareholders receive an equivalent price for their stock in two-tier offers or in other Business Combinations.
Tender offers and other stock acquisitions by would-be acquirers are usually made at prices above the prevailing market price. The provisions encourage the offeror to pay the same price to all shareholders in the event of a proposed Business Combination. The provisions may discourage and make it more difficult to accomplish two-tier Business Combinations which might be favorable to those shareholders who would tender or otherwise sell Voting Shares at a substantial premium above the market price at the time a tender offer or other Business Combination is proposed. They do not assure that shareholders will receive a premium price for their shares in a takeover. The provisions will also not restrict an entity from exercising control over the Company, if it had acquired sufficient shares to do so, unless such control is to be achieved through a merger or other Business Combination.
We believe that Article X requiring cause and a 66⅔% vote by shareholders for removal of any director will help to assure the continuity and stability of the Red Lobster Board and Red Lobster’s business strategies and policies as determined by our Board, to the benefit of Red Lobster’s shareholders. However, it could delay and make more difficult and time consuming the replacement of management of Red Lobster in certain takeover attempts.
Article XIII is designed to prevent a shareholder from avoiding the requirements of the provisions of Articles IV, X and XI by simply repealing them. The provision could make the consummation of a tender offer or other Business Combination more difficult. Article XIII also gives all shareholders of the Company the opportunity to participate in determining any proposed action and will prevent holders of Voting Shares from using the written consent procedure to take shareholder action. Written consents, unless prohibited by the Articles, may be utilized by a shareholder to elect members of the Board or take any action which may otherwise be taken by the shareholders at an annual or special meeting. Under Article XI only the Board or the holder of not less than 50% of all the votes entitled to be cast on the issue may call a special meeting of shareholders. Article XIII prohibiting shareholder action by consent and thus requiring shareholder meetings, together with Article XI, could also delay and make more difficult, costly and time consuming the assumption of control of the Company by a shareholder or the taking of any other action which the shareholders are authorized to take.
The purpose of the Bylaws provision requiring shareholders to follow the advance notice procedures in order for them to nominate candidates for election as directors is to afford the Red Lobster Board a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform shareholders of such qualifications. The purpose of the Bylaws provision requiring shareholders to follow the advance notice procedures in order for them to make other shareholder proposals is to provide a more orderly procedure for conducting meetings of shareholders and, to the extent deemed necessary or desirable by the Red Lobster Board, to provide the Board with a meaningful opportunity to inform shareholders, prior to such meetings, of any proposal to be introduced at such meetings, together with any recommendation as to the Board’s position or belief as to action to be taken with respect to such proposal, so as to enable shareholders better to determine whether they desire to attend such meeting or grant a proxy to the Board as to the disposition of any such proposal. Although the Bylaws do not give the Board any power to approve or disapprove shareholder nominations for the election of directors or of any other proposal submitted by shareholders, the Bylaws provisions may have the effect of precluding a nomination for the election of directors or precluding the conducting of business at a particular shareholder meeting if the procedures are not followed, and may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Red Lobster, even though the conduct of such solicitation or such attempt might be beneficial to Red Lobster and its shareholders. Red Lobster knows of no efforts to obtain control of the Company, nor is the Company aware of the existence of any person who would be a Related Person as of the Distribution Date.
The Articles and Bylaws, therefore, have effects which might be viewed as disadvantageous to some shareholders in certain circumstances. Specifically: (1) the requirement of a two-thirds shareholder vote for certain Business Combinations could discourage and make more difficult to accomplish two-tier Business Combinations which may be favorable to shareholders who would want to tender their shares; (2) requiring cause and a 66⅔% vote by shareholders for removal of any director could delay and make more difficult and time consuming the replacement of management of Red Lobster by shareholders desiring management change; (3) prohibiting shareholder action by written consent could also delay and make more difficult the assumption of control of the Company or the taking of any other action which the shareholders may desire to take; and (4) requiring shareholders to follow the advance notice procedures in order for them to nominate candidates for election as directors and to make other shareholder proposals to be considered at meetings of shareholders may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Red Lobster, even though such solicitation or such attempt might be beneficial to Red Lobster and its shareholders. Further, to the extent included in the Articles, these provisions may be removed from the Articles and Bylaws only upon a vote of two-thirds of the Voting Shares of the Company. On balance, however, Red Lobster believes that the overall advantages of the Articles and Bylaws to Red Lobster and its shareholders outweigh the potential disadvantages.
Anti-Takeover Provisions of Florida Law
Red Lobster is currently not subject to the provisions of Section 607.0901 of the Florida Business Corporation Act (the “Affiliated Transaction Statute”). In general, the Affiliated Transaction Statute requires the approval of the holders of two-thirds of the voting shares of a corporation, other than shares owned by an “interested shareholder,” in order to effectuate an “affiliated transaction,” such as a merger, sale of assets or sale of shares, between a corporation and an interested shareholder. Red Lobster has elected to opt-out of these provisions of the Affiliated Transaction Statute by including an express provision to that effect in its Articles.
Red Lobster is also not subject to the provisions of Section 607.0902 of the Florida Business Corporation Act (the “FBCA”). Under that statute, subject to certain exceptions, “control shares” of certain corporations acquired in a “control share acquisition” have no voting rights unless such rights are granted pursuant to a vote of the holders of a majority of the corporation’s voting securities, excluding all “interested shares.” “Control shares” are shares that, when added to all other shares which a person owns or has the power to vote, would give that person any of the following ranges of voting power: (i) one-fifth or more but less than one-third of the voting power, (ii) one-third or more but less than a majority of voting power, and (iii) more than a majority of the voting power. A “control share acquisition” is the acquisition of ownership of, or the power to vote, outstanding control shares. “Interested shares” include shares held by the person attempting to effectuate the control share acquisition, and shares held by employee-directors or officers of the corporation. Red Lobster has elected to opt-out of these provisions of the FBCA by including an express provision to that effect in its Articles.
Limitation on Liability of Directors and Indemnification of Directors and Officers
The FBCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our Articles will include provisions that indemnify, to the fullest extent allowable under the FBCA, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of the Company, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our Articles will also provide that it must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the FBCA. We will also be expressly authorized to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification provisions in our Articles may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. However, this provision does not limit or eliminate our rights, or those of any shareholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.
Listing and Trading of Red Lobster Common Stock
Prior to the date hereof, there has been no trading market for Red Lobster common stock. We intend to apply to list Red Lobster common stock on the New York Stock Exchange under the symbol " ," and it is anticipated that trading will commence on the New York Stock Exchange on a “when issued” basis on or shortly before the record date. The term “when issued” means that shares can be traded prior to the time certificates are actually available or issued. Red Lobster is unable to predict the extent of the market for the Red Lobster common stock or the prices at which such shares will trade. The prices at which the Red Lobster common stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, investor perception of Red Lobster and of the casual dining industry, Red Lobster’s dividend policy and general economic and market conditions.
Shares of Red Lobster common stock distributed to Darden shareholders will be freely transferable, except for shares received by any persons who may be deemed to be “affiliates” of Red Lobster under the Securities Act. Persons who may be deemed to be affiliates of Red Lobster after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with Red Lobster and may include certain officers and directors of Red Lobster as well as principal shareholders of Red Lobster. Persons who are affiliates of Red Lobster will be permitted to sell their shares of Red Lobster only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption provided by Section 4(1) of the Securities Act or Rule 144 thereunder. The Section 4(1) exemption allows the sale of unregistered shares by a person who is not an issuer, an underwriter or a dealer. Rule 144 provides persons who are not issuers with objective standards for selling restricted securities and securities held by affiliates without registration.
Dividends on Red Lobster Common Stock
It is our intention to pay a quarterly cash dividend to our common shareholders at an estimated initial rate of $ per share following the Separation. The declaration and payment of future dividends to holders of our common stock, however, will be at the discretion of Red Lobster’s Board and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that the Board deems relevant. There can be no assurance that we will continue to pay any dividend even if we commence the payment of dividends. The terms of our new credit facility and senior notes as described in "Description of Financing Transactions and Material Indebtedness," are expected to contain certain restrictions on our ability to declare or pay cash dividends.
Transfer Agent and Registrar
The Transfer Agent and Registrar for the Red Lobster common stock is expected to be Wells Fargo:
Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
MAC N9173-010
Mendota Heights, MN 55120

Distributions of Securities
In the past three years, Red Lobster has not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities, except as described in the following sentence. In connection with its incorporation, Red Lobster issued 1,000 shares of common stock (without par value) to Darden pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of these shares under the Securities Act because such issuance did not constitute a public offering.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that Darden shareholders will receive in the Distribution. This Information Statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our Company and the Distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this Information Statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.
Following the Distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our shareholders with annual reports containing combined financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.
We maintain an Internet site at www. .com. Our website and the information contained on that site, or connected to that site, are not incorporated into this Information Statement or the registration statement on Form 10.

INDEX TO COMBINED FINANCIAL STATEMENTS
RED LOBSTER SEAFOOD CO.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Darden Restaurants, Inc.
We have audited the accompanying combined balance sheets of Red Lobster Seafood Co. as of May 26, 2013 and May 27, 2012, and the related combined statements of earnings, comprehensive income, changes in parent company equity, and cash flows for each of the years in the three-year period ended May 26, 2013. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Red Lobster Seafood Co. as of May 26, 2013 and May 27, 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended May 26, 2013, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Orlando, Florida
March 10, 2014
Certified Public Accountants

RED LOBSTER SEAFOOD CO.
COMBINED STATEMENTS OF EARNINGS
(In millions)

	May 26, 2013	May 27, 2012	May 29, 2011
Sales	$2,625.1	$2,669.8	$2,520.2
Costs and expenses:
Cost of sales:
Food and beverage	885.2	907.3	782.3
Restaurant labor	803.0	817.6	796.3
Restaurant expenses	355.3	352.1	337.8
Total cost of sales, excluding restaurant depreciation and amortization of $115.8, $107.5 and $98.1, respectively	$2,043.5	$2,077.0	$1,916.4
Selling, general and administrative	296.4	281.6	280.1
Depreciation and amortization	115.9	107.7	98.2
Total costs and expenses	$2,455.8	$2,466.3	$2,294.7
Earnings before income taxes	169.3	203.5	225.5
Income taxes	43.2	58.2	65.5
Net earnings	$126.1	$145.3	$160.0
See accompanying notes to combined financial statements.

RED LOBSTER SEAFOOD CO.
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	May 26, 2013	May 27, 2012	May 29, 2011
Net earnings	$126.1	$145.3	$160.0
Other comprehensive (loss) income:
Foreign currency adjustment	(0.5)	(3.0)	3.3
Change in fair value of derivatives and amortization of unrecognized gains and losses on derivatives, net of tax expense (benefit) of $0.0, $0.1, and $(0.1), respectively	—	0.2	(0.2)
Other comprehensive (loss) income	$(0.5)	$(2.8)	$3.1
Total comprehensive income	$125.6	$142.5	$163.1
See accompanying notes to combined financial statements.

RED LOBSTER SEAFOOD CO.
COMBINED BALANCE SHEETS
(In millions)

	May 26, 2013	May 27, 2012
ASSETS
Current assets:
Cash and cash equivalents	$25.6	$26.1
Receivables, net	14.2	15.7
Inventories	207.8	267.1
Prepaid expenses and other current assets	12.3	11.7
Deferred income taxes	24.0	16.0
Total current assets	$283.9	$336.6
Land, buildings and equipment, net	1,070.6	1,023.0
Other assets	24.8	20.8
Total assets	$1,379.3	$1,380.4

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable	$67.3	$65.6
Accrued payroll	40.3	43.7
Other accrued taxes	18.6	18.5
Unearned revenues	44.1	41.3
Other current liabilities	86.5	84.2
Total current liabilities	$256.8	$253.3
Deferred income taxes	35.1	37.6
Deferred rent	53.5	52.4
Other liabilities	32.9	32.5
Total liabilities	$378.3	$375.8
Parent company equity:
Parent company investment	997.7	1,000.8
Accumulated other comprehensive income	3.3	3.8
Total parent company equity	$1,001.0	$1,004.6
Total liabilities and parent company equity	$1,379.3	$1,380.4
See accompanying notes to combined financial statements.

RED LOBSTER SEAFOOD CO.
COMBINED STATEMENTS OF CHANGES IN PARENT COMPANY EQUITY
(In millions)

	Parent Company Investment	Accumulated Other Comprehensive Income	Total Parent Company Equity
Balances at May 30, 2010	$787.5	$3.5	$791.0
Net earnings	160.0	—	160.0
Other comprehensive income	—	3.1	3.1
Net transfers to parent	(81.0)	—	(81.0)
Balances at May 29, 2011	$866.5	$6.6	$873.1
Net earnings	145.3	—	145.3
Other comprehensive loss	—	(2.8)	(2.8)
Net transfers to parent	(11.0)	—	(11.0)
Balances at May 27, 2012	$1,000.8	$3.8	$1,004.6
Net earnings	126.1	—	126.1
Other comprehensive loss	—	(0.5)	(0.5)
Net transfers to parent	(129.2)	—	(129.2)
Balances at May 26, 2013	$997.7	$3.3	$1,001.0
See accompanying notes to combined financial statements.

RED LOBSTER SEAFOOD CO.
COMBINED STATEMENTS OF CASH FLOWS
(In millions)

	Fiscal Year Ended
	May 26, 2013	May 27, 2012	May 29, 2011
Cash flows - operating activities
Net earnings	$126.1	$145.3	$160.0
Adjustments to reconcile net earnings to cash flows:
Depreciation and amortization	115.9	107.7	98.2
Asset impairment charges, net	0.1	0.3	3.6
Change in current assets and liabilities	67.3	(82.2)	(35.6)
Loss on disposal of land, buildings and equipment	3.1	3.6	2.2
Deferred income taxes	(10.6)	12.1	10.1
Change in deferred rent	1.2	1.2	1.1
Change in other assets and liabilities	(4.4)	(2.2)	(8.0)
Net cash provided by operating activities	$298.7	$185.8	$231.6
Cash flows - investing activities
Purchases of land, buildings and equipment	(170.6)	(176.7)	(149.9)
Proceeds from disposal of land, buildings and equipment	—	0.2	2.6
Decrease (increase) in other assets	0.6	(0.2)	0.4
Net cash used in investing activities	$(170.0)	$(176.7)	$(146.9)
Cash flows - financing activities
Net transfers to parent	(129.2)	(11.0)	(81.0)
Net cash used in financing activities	$(129.2)	$(11.0)	$(81.0)
(Decrease) increase in cash and cash equivalents	(0.5)	(1.9)	3.7
Cash and cash equivalents - beginning of year	26.1	28.0	24.3
Cash and cash equivalents - end of year	$25.6	$26.1	$28.0
Cash flows from changes in current assets and liabilities
Receivables, net	1.5	5.6	(3.2)
Inventories	59.3	(64.4)	(54.5)
Prepaid expenses and other current assets	(0.6)	(2.5)	0.4
Accounts payable	6.0	(20.2)	4.9
Accrued payroll	(3.4)	(5.0)	2.8
Other accrued taxes	0.1	(0.7)	1.2
Unearned revenues	2.8	4.0	4.2
Other current liabilities	1.6	1.0	8.6
Change in current assets and liabilities	$67.3	$(82.2)	$(35.6)
See accompanying notes to combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The Separation
On December 19, 2013, Darden Restaurants, Inc. (Darden or Parent) announced its plan for the complete legal and structural separation of Red Lobster Seafood Co. (any references to Red Lobster, the Company, we, us or our in this section refer to the Red Lobster business as operated as part of Darden). Prior to the Separation, Darden will complete an internal reorganization to contribute substantially all assets and certain liabilities related to the operations of its Red Lobster restaurants, to Red Lobster Seafood Co., a newly formed wholly owned subsidiary of Darden. The transaction will be completed by way of a pro rata dividend of Red Lobster shares by Darden to its shareholders as of the record date. Immediately following completion of the transaction, Darden shareholders will own 100% of the outstanding shares of common stock of Red Lobster. After the transaction, Red Lobster will operate as an independent, publicly traded company.
The distribution of common stock to Darden shareholders is conditioned on, among other things, the receipt of an opinion of tax counsel confirming the distribution of shares of Red Lobster common stock will not result in the recognition, for U.S. federal income tax purposes, of any material income, gain or loss by Darden or Darden shareholders, except, in the case of Darden shareholders, for cash received in lieu of fractional common shares; our registration statement on Form 10 becoming effective; and the execution of intercompany agreements. The transaction will not require shareholder approval.

Operations
Red Lobster operates in the full-service dining segment of the restaurant industry primarily in the United States. At May 26, 2013, we own and operate 705 Red Lobster® brand name restaurants in the United States and Canada. We also have area development and franchise agreements with unaffiliated operators to develop and operate our brands in Japan, the Middle East and Latin America. Pursuant to these agreements, as of May 26, 2013, 27 franchised restaurants were in operation in Japan and the Middle East.

Basis of Presentation
These accompanying combined financial statements have been prepared on a stand-alone basis and are derived from Darden’s consolidated financial statements and underlying accounting records. The combined financial statements reflect the historical results of operations, financial position and cash flows of Red Lobster in conformity with U.S. generally accepted accounting principles. All significant intercompany transactions and accounts within our combined businesses have been eliminated.

The combined financial statements include all revenues, costs, assets and liabilities directly attributable to the Company either through specific identification or allocation. The combined statements of earnings include allocations of certain costs from the Parent incurred on behalf of the Company. Such costs include certain corporate functions historically performed by Darden. These allocated costs are primarily related to centralized corporate functions and other general and administrative expenses. These allocations were made on the basis of operating weeks or other relevant measures. All such costs and expenses have been deemed to have been paid to the Parent in the period in which the costs were recorded. Management believes the assumptions underlying such financial statements, including the assumptions regarding the allocation of corporate expenses from Darden, are reasonable. However, the combined financial statements may not include all of the expenses that would have been incurred had Red Lobster been a stand-alone company during the periods presented and may not reflect Red Lobster's combined results of operations, financial position and cash flows had the Company been a stand-alone company during the periods presented. See Note 2 - Related Party Transactions for a further description of allocated expenses.

Fiscal Year
We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2013, 2012 and 2011 consisted of 52 weeks of operation.
Use of Estimates
We prepare our combined financial statements in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Cash Equivalents
Cash equivalents include amounts receivable from credit card companies because they are both short term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.
Receivables, Net
Receivables, net of the allowance for doubtful accounts, represent their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Receivables are written off when they are deemed uncollectible. See Note 3 – Receivables, Net for additional information.
Inventories
Inventories consist of food and beverages and are valued at the lower of weighted-average cost or market.
Land, Buildings and Equipment, Net
Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from 7 to 40 years using the straight-line method. Leasehold improvements, which are reflected on our combined balance sheets as a component of buildings, in land, buildings and equipment, net, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from 2 to 10 years also using the straight-line method. See Note 5 – Land, Buildings and Equipment, Net for additional information. Gains and losses on the disposal of land, buildings and equipment are included in selling, general and administrative expenses in our accompanying combined statements of earnings. Depreciation associated with buildings and equipment and losses on disposal of land, buildings and equipment were as follows:

(in millions)	Fiscal Year
	2013	2012	2011
Depreciation on buildings and equipment	$115.7	$107.4	$97.9
Losses on disposal of land, buildings and equipment	3.1	3.6	2.2

Liquor Licenses
The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets and included in other assets. Liquor licenses are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Annual liquor license renewal fees are expensed over the renewal term. As of May 26, 2013 and May 25, 2012 $9.7 million and $9.8 million, respectively, of transferable liquor licenses were included in other assets on our combined balance sheets.
Impairment or Disposal of Long-Lived Assets
Land, buildings and equipment and certain other assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If such assets are determined to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for disposal within prepaid expenses and other current assets in our combined balance sheets when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Assets not meeting the “held for sale” criteria remain in land, buildings and equipment until their disposal is probable within one year.
We account for exit or disposal activities, including restaurant closures, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 420, Exit or Disposal Cost Obligations. Such costs include the cost of disposing of the assets as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred. Upon disposal of the assets, primarily land, associated with a closed restaurant, any gain or loss is recorded in the same caption within our combined statements of earnings as the original impairment.
Insurance Accruals
Through the use of Darden's insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers’ compensation, certain employee medical and general liability programs. However, we carry insurance for individual workers’ compensation and general liability claims that exceed $0.5 million. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and not yet reported. The cost of insurance premiums allocated by Darden may not be representative of the costs Red Lobster would incur on a stand-alone basis. Costs related to workers’ compensation and general liabilities are reflected in our combined statements of earnings in restaurant expenses. Total costs, inclusive of claims and fees, were $21.4 million, $18.5 million and $15.6 million for the fiscal years ended May 26, 2013, May 27, 2012 and May 29, 2011, respectively.
Revenue Recognition
Sales, as presented in our combined statements of earnings, represents food and beverage product sold and is presented net of discounts, coupons, employee meals, and complimentary meals and gift cards. Revenue from restaurant sales is recognized when food and beverage products are sold. Sales taxes collected from customers and remitted to governmental authorities are presented on a net basis within sales in our combined statements of earnings.
Revenue from the sale of franchises is recognized as income when substantially all of our material obligations under the franchise agreement have been performed. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned. Revenue from the sale of consumer packaged goods includes ongoing royalty income based on a percentage of licensed retail product sales and is recognized upon the sale of product by our licensed manufacturers to retail outlets.
Unearned Revenues
Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed.  We recognize sales from our gift cards when the gift card is redeemed by the customer.  Although there are no expiration dates or dormancy fees for our gift cards, based on our analysis of our historical gift card redemption patterns, we can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as “breakage.” We recognize breakage within sales for unused gift card amounts in proportion to actual gift card redemptions, which is also referred to as the “redemption” method.  The estimated value of gift cards expected to remain unused is recognized over the expected period of redemption as the remaining gift card values are redeemed, generally over a period of 10 years.  Utilizing this method, we estimate both the amount of breakage and the time period of redemption.  If actual redemption patterns vary from our estimates, actual gift card breakage income may differ from the amounts recorded.  We update our estimates of our redemption period and our breakage rate periodically and apply that rate to gift card redemptions.
Food and Beverage Costs
Food and beverage costs include inventory, warehousing, related purchasing and distribution costs and gains and losses on certain commodity derivative contracts. Vendor allowances received in connection with the purchase of a vendor’s products are recognized as a reduction of the related food and beverage costs as earned. Advance payments are made by the vendors based on estimates of volume to be purchased from the vendors and the terms of the agreement. As we make purchases from the vendors each period, we recognize the pro rata portion of allowances earned as a reduction of food and beverage costs for that period. Differences between estimated and actual purchases are settled in accordance with the terms of the agreements. Vendor agreements are generally for a period of one year or more and payments received are initially recorded as long-term liabilities. Amounts expected to be earned within one year are recorded as current liabilities.
Income Taxes
The Company is included in the consolidated federal income tax return of Darden, as well as certain state tax returns where Darden files on a combined basis. The Company applies the provisions of FASB ASC Topic 740, Income Taxes, and computes the provision for income taxes on a separate return basis. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if the Company was a separate taxpayer and a standalone enterprise for the periods presented. The calculation of income taxes for the Company on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized on reserves for uncertain tax positions is included in interest, net in our combined statements of earnings. A corresponding liability for accrued interest is included as a component of other current liabilities on our combined balance sheets. Penalties, when incurred, are recognized in selling, general and administrative expenses.
FASB ASC Topic 740, Income Taxes, requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than 50 percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. See Note 10 - Income Taxes for additional information.
Derivative Instruments and Hedging Activities
Darden enters into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments as required by FASB ASC Topic 815, Derivatives and Hedging, and those utilized as economic hedges. The purpose of these instruments is to manage the risks inherent in our business operations. Financial and commodities derivatives are used to manage interest rate, compensation, commodities pricing and foreign currency exchange rate risks. The effect of these instruments on our results of operations, as well as those Darden enters into on our behalf, are included as a component of restaurant labor and selling, general and administrative expenses in our combined statements of earnings. In addition, we enter into derivative instruments to manage foreign currency risks related to our Canadian restaurants that are designated as hedging instruments for accounting purposes. To the extent derivatives are effective in offsetting the variability of the hedged cash flows, and otherwise meet the cash flow hedge accounting criteria required by FASB ASC Topic 815, changes in the derivatives’ fair value are not included in current earnings but are included in accumulated other comprehensive income (loss), net of tax. These changes in fair value will be reclassified into earnings at the time of the forecasted transaction. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period in which it occurs.
By using these instruments, we are exposed, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. Credit risk is minimized through entering into transactions with high-quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or the market price of our common stock. Market risk is minimized by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. None of these instruments had a significant effect on our combined financial statements for any of the periods presented.
Leases
For operating leases, we recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise the options would result in an economic penalty to the Company. Differences between amounts paid and amounts expensed are recorded as deferred rent. Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods where failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. Many of our leases have renewal periods totaling 5 to 20 years, exercisable at our option and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The combined financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved. Landlord allowances are recorded based on contractual terms and are included in accounts receivable, net and as a deferred rent liability and amortized as a reduction of rent expense on a straight-line basis over the expected lease term.
Pre-Opening Expenses
Non-capital expenditures associated with opening new restaurants are expensed as incurred.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Advertising
Production costs of commercials are charged to operations in the fiscal period the advertising is first aired. The costs of programming and other advertising, promotion and marketing programs are charged to operations in the fiscal period incurred. Advertising expense, included in selling, general and administrative expenses was as follows:

(in millions)	Fiscal Year
	2013	2012	2011
Advertising expense	$167.7	$141.6	$134.7

Retirement plans
Certain of the Company’s employees participate in noncontributory defined benefit plans and post-retirement medical plans sponsored by Darden. For these plans, the Company has considered them to be part of multi-employer agreements. We have allocated expenses related to this participation in our consolidated statement of earnings. However, our combined balance sheets do not reflect any assets or liabilities related to these plans. We consider the expense allocation methodology and results to be reasonable for all periods presented. See Note 12 - Retirement Plans for additional information.
Stock-Based Compensation
Certain of the Company’s employees participate in Darden's stock option and stock grant plans. We recognize the cost of employee service received in exchange for awards of equity instruments based on the grant date fair value of those awards. The stock-based compensation plans in which the Company’s employees participate are described further in Note 11 - Stock-Based Compensation. Darden charges us for compensation expense related to stock-based compensation awards granted to our employees that support our operations. Stock-based compensation is also a component of allocated amounts charged to us by Darden for general and administrative personnel providing services on our behalf.
Comprehensive Income
Comprehensive income includes net earnings and other comprehensive income (loss) items that are excluded from net earnings under U.S. generally accepted accounting principles. Other comprehensive income (loss) items include foreign currency translation adjustments and the effective unrealized portion of changes in the fair value of cash flow hedges. See Note 8 - Accumulated Other Comprehensive Income (Loss) for additional information.
Foreign Currency
The Canadian dollar is the functional currency for our Canadian restaurant operations. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of other comprehensive income (loss). Aggregate cumulative translation gains were $3.0 million and $3.5 million at May 26, 2013 and May 27, 2012, respectively. Gains and losses from foreign currency transactions recognized in our combined statements of earnings were not significant for fiscal 2013, 2012 or 2011.

Segments
The Company complies with the reporting requirements of ASC Topic 280, Segment Reporting. Management measures and reviews segment performance for internal reporting purposes in accordance with the "management approach" defined in FASB ASC 280. The Company operates in one operating and reportable segment within the full-service dining industry.

Net Earnings Per Share
We do not present historical net earnings per share as common stock was not part of our capital structure for the periods presented.

Parent Company Equity
Parent company equity in the combined balance sheets represents Darden’s historical investment in the Company, the Company’s accumulated net earnings after taxes, and the net effect of transactions with and allocations from Darden. The combined statements of changes in parent company equity include net cash transfers to and from the Parent and the Company.

All intercompany transactions effected through parent company equity in the accompanying combined balance sheets have been considered cash receipts and payments for purposes of the combined statements of cash flows and are reflected in

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

financing activities in the accompanying combined statements of cash flows. See Note 2 - Related Party Transactions for additional information.
Application of New Accounting Standards
In February 2013, the FASB issued Accounting Standards Update (ASU) 2013-02, Comprehensive Income (Topic 220), Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income. This update requires companies to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, companies are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This update is effective for us in our first quarter of fiscal 2014 and will be applied prospectively. Other than requiring additional disclosures, adoption of this new guidance did not have a significant impact on our combined financial statements.
In July 2012, the FASB issued ASU 2012-02, Intangibles - Goodwill and Other (Topic 350), Testing Indefinite Lived Intangible Assets for Impairment. This update simplifies the guidance for testing the decline in the realizable value (impairment) of indefinite-lived intangible assets other than goodwill and allows companies the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. Companies electing to perform a qualitative assessment are no longer required to calculate the fair value of an indefinite-lived intangible asset unless the company determines, based on a qualitative assessment, that it is “more likely than not” that the asset is impaired. This update is effective for annual and interim impairment tests performed in fiscal years beginning after September 15, 2012, which required us to adopt these provisions in fiscal 2014. The adoption of this new guidance in fiscal 2014 did not have a significant impact on our combined financial statements.
NOTE 2 – RELATED PARTY TRANSACTIONS
Allocation of Corporate Expenses
We have historically been managed in the normal course of business by Darden and its subsidiaries. Accordingly, certain shared costs have been allocated to the Company and reflected as expenses in the standalone combined financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical Parent expenses attributable to the Company for purposes of the standalone financial statements; however, the expenses reflected in the combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if we had operated as a separate, standalone entity. In addition, the expenses reflected in the combined financial statements may not be indicative of expenses that will be incurred in the future by the Company.
The combined financial statements include expense allocations for certain support functions provided by Darden. These allocations were made on the basis of operating weeks or other relevant measures. Corporate expense allocations primarily relate to centralized corporate functions, including finance, accounting, treasury, tax, legal, internal audit, human resources, facilities, risk management functions, employee benefits (excluding allocated postretirement benefits described in Note 12 - Retirement Plans) and stock based compensation (excluding allocated stock-based compensation benefits discussed in Note 11 - Stock-Based Compensation). In addition, corporate expenses include, among other costs, maintenance of existing software, technology and websites, development of new or improved software technology, professional fees for legal, accounting, and financial services, non-income taxes and expenses related to litigation, investigations, or similar matters. Corporate allocations of $75.0 million, $75.2 million, and $77.1 million were allocated to the Company during fiscal years 2013, 2012 and 2011, respectively, and have been included within selling, general and administrative expenses in the combined statements of earnings. All of the corporate allocations of costs are deemed to have been incurred and settled through parent company equity in the period where the costs were recorded. Following the Separation, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by Darden under transition services agreements.
Cash Management and Treasury
Darden uses a centralized approach to cash management and financing of operations. The Company’s cash was available for use and was regularly “swept” by Darden at its discretion. Darden also funds the Company's operating and investing activities as needed. Transfers of cash both to and from Darden (including fiscal-year end receivable or payable balances) are included within parent company investment on the combined statements of changes in parent company equity. We also have not included any interest charges for intercompany cash transactions, since historically, Darden has not allocated interest related to intercompany advances to any of its businesses. Darden has issued debt for general corporate purposes and acquisitions but in no case has any such debt been guaranteed or assumed by Red Lobster or otherwise secured by the assets of Red Lobster. As Darden's debt and related interest is not directly attributable to the Company, no such amounts have been allocated to these combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Parent Company Equity
The components of the net transfers to parent for fiscal year 2013, 2012, and 2011 were as follows:

(in millions)	Fiscal Year
	2013	2012	2011
Income taxes payable settled through our parent company equity	$59.5	$47.3	$57.2
Allocation of corporate expenses	75.0	75.2	77.1
Allocation of employee benefit plans and stock-based compensation expenses	11.9	13.3	15.0
Net advances to parent	(275.6)	(146.8)	(230.3)
Total net transfers to parent	$(129.2)	$(11.0)	$(81.0)
Net advances to parent reflects the cash transfers between Darden and Red Lobster as a result of operations of Red Lobster.

NOTE 3 - RECEIVABLES, NET
Receivables, net are primarily comprised of amounts owed to us from the sales of gift cards in national retail outlets, receivables from national storage and distribution companies with which we contract to provide services that are billed to us on a per-case basis and amounts related to insured losses above our workers' compensation and general liability deductibles. In connection with these services, certain of our inventory items are conveyed to these storage and distribution companies to transfer ownership and risk of loss prior to delivery of the inventory to our restaurants. We reacquire these items when the inventory is subsequently delivered to our restaurants. These transactions do not impact the combined statements of earnings. As of May 26, 2013 and May 27, 2012, an allowance for doubtful accounts of $0.1 million was included in receivables, net on our combined balance sheets.
NOTE 4 –ASSET IMPAIRMENTS
We recognized long-lived asset impairment charges of $0.1 million, $0.3 million and $3.6 million during fiscal 2013, 2012 and 2011, respectively. These costs are included in selling, general and administrative expenses as a component of net earnings in the accompanying combined statements of earnings for fiscal 2013, 2012 and 2011. Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets and estimates of future cash flows.
NOTE 5 - LAND, BUILDINGS AND EQUIPMENT, NET
The components of land, buildings and equipment, net, are as follows:

(in millions)	May 26, 2013	May 27, 2012
Land	$252.4	$247.4
Buildings	1,419.4	1,343.4
Equipment	620.9	594.0
Construction in progress	8.9	21.7
Total land, buildings and equipment	$2,301.6	$2,206.5
Less accumulated depreciation	(1,231.0)	(1,183.5)
Land, buildings and equipment, net	$1,070.6	$1,023.0

NOTE 6 - OTHER CURRENT LIABILITIES
The components of other current liabilities are as follows:

(in millions)	May 26, 2013	May 27, 2012
Non-qualified deferred compensation plan	$39.8	$34.3
Sales and other taxes	19.8	18.1
Insurance-related	13.6	11.7
Employee benefits	4.5	10.3
Miscellaneous	8.8	9.8
Total other current liabilities	$86.5	$84.2

NOTE 7 – FAIR VALUE MEASUREMENTS
The fair values of cash equivalents, receivables, net and accounts payable approximate their carrying amounts due to their short duration. Adjustments to the fair values of non-financial assets measured at fair value on a non-recurring basis as of May 26, 2013 and May 27, 2012 were generally related to impairments of property to be disposed of and were not material. The fair value of our foreign currency forward contracts, which are designated as hedging instruments, was $0.4 million as of May 26, 2013 and May 27, 2012 and is included within prepaid expenses and other current assets in the combined balance sheets. The fair value of our foreign currency forward contracts is based on closing forward exchange market prices, inclusive of the risk of nonperformance.

NOTE 8 - ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated Other Comprehensive Income (Loss)
The components of accumulated other comprehensive income (loss), net of tax, are as follows:

(in millions)	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income (Loss)
Balances at May 29, 2011	$6.5	$0.1	$6.6
Gain (loss)	(3.0)	0.2	(2.8)
Reclassification realized in net earnings	—	—	—
Balances at May 27, 2012	$3.5	$0.3	$3.8
Gain (loss)	(0.5)	—	(0.5)
Reclassification realized in net earnings	—	—	—
Balances at May 26, 2013	$3.0	$0.3	$3.3

NOTE 9 – LEASES
An analysis of rent expense, which is primarily recorded in restaurant expenses in our combined statements of earnings, is as follows:

(in millions)	Fiscal Year
	2013	2012	2011
Restaurant minimum rent	$31.8	$30.3	$29.6
Restaurant percentage rent	0.7	0.8	0.6
Restaurant rent averaging expense	1.2	0.9	0.4
Transportation equipment	0.8	0.8	0.8
Office space	0.1	0.4	0.4
Total rent expense	$34.6	$33.2	$31.8

The annual future lease commitments under noncancelable operating leases for each of the five fiscal years subsequent to May 26, 2013 and thereafter is as follows:

(in millions)
Fiscal Year
2014	$32.7
2015	30.6
2016	26.7
2017	21.3
2018	16.2
Thereafter	34.6
Total future lease commitments	$162.1

NOTE 10 - INCOME TAXES
The Company’s operating results have been included in Darden’s various consolidated U.S. federal and state income tax returns, as well as non-U.S. tax filings in Canada and certain U.S. territories. For purposes of the Company’s combined financial statements, income tax expense and deferred tax balances have been recorded as if the Company filed tax returns on a stand-alone basis separate from Darden. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if the Company was a separate taxpayer and a standalone enterprise for the periods presented. Income taxes currently payable are deemed to have been remitted to the Parent, in cash, in the period the liability arose had the Company been a separate taxpayer.

The components of earnings before income taxes and the provision for income taxes thereon are as follows:

(in millions)	Fiscal Year
	2013	2012	2011
Earnings before income taxes:
U.S.	$159.6	$191.0	$212.6
Canada	9.7	12.5	12.9
Earnings before income taxes	$169.3	$203.5	$225.5
Income taxes:
Current:
Federal	$43.1	$33.7	$46.0
State and local	8.9	9.9	7.6
Foreign	1.8	2.5	1.8
Total current	$53.8	$46.1	$55.4
Deferred (principally U.S.):
Federal	(8.9)	11.0	11.0
State and local	(1.7)	1.1	(0.9)
Total deferred	$(10.6)	$12.1	$10.1
Total income taxes	$43.2	$58.2	$65.5

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Income taxes payable settled through our parent company equity were as follows:

(in millions)	Fiscal Year
	2013	2012	2011
Income taxes settled through parent company equity	$59.5	$47.3	$57.2

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate included in the accompanying combined statements of earnings:

	Fiscal Year
	2013	2012	2011
U.S. statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	2.8	3.5	1.9
Benefit of federal income tax credits	(11.8)	(10.0)	(7.8)
Other, net	(0.5)	0.1	(0.1)
Effective income tax rate	25.5%	28.6%	29.0%
As of May 26, 2013, we had unrecognized tax benefits of $4.3 million, which represents the aggregate tax effect of the differences between tax return positions and benefits recognized in our combined financial statements, all of which would favorably affect the effective tax rate if resolved in our favor. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(in millions)
Balances at May 27, 2012	$5.2
Additions related to current-year tax positions	0.9
Reductions to tax positions due to settlements with taxing authorities	(1.3)
Reductions to tax positions due to statute expiration	(0.5)
Balances at May 26, 2013	$4.3
We recognize accrued interest related to unrecognized tax benefits in interest expense. Penalties, when incurred, are recognized in selling, general and administrative expense. Interest expense associated with unrecognized tax benefits, excluding the release of accrued interest related to prior year matters due to settlement or the lapse of the statute of limitations was as follows:

(in millions)	Fiscal Year
	2013	2012	2011
Interest expense on unrecognized tax benefits	$0.2	$0.2	$0.5
At May 26, 2013, we had $0.4 million accrued for the payment of interest associated with unrecognized tax benefits.
For U.S. federal income tax purposes, Darden participates in the Internal Revenue Service's (IRS) Compliance Assurance Process (CAP) whereby their U.S. federal income tax returns are reviewed by the IRS both prior to and after their filing. The U.S. federal income tax returns filed through the fiscal year ended May 29, 2011 have been audited by the IRS. In the first quarter of fiscal 2013, the IRS issued a partial acceptance letter for the fiscal year ended May 27, 2012 tax return. The outstanding item as of the end of the current fiscal year relates to our deductibility of the Domestic Manufacturing Deduction under IRC Section 199, and is expected to be completed by the second quarter of fiscal 2014. The IRS commenced examination of Darden's U.S. federal income tax returns for May 26, 2013 in the first quarter of fiscal 2013. The examination is anticipated to be completed by the second quarter of fiscal 2015. Income tax returns are subject to audit by state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. The major jurisdictions in which Darden files income tax returns include the U.S. federal jurisdiction, Canada, and all states in the U.S. that have an income tax. With a few exceptions, Darden is no longer subject to U.S. federal income tax examinations by tax authorities for years before fiscal 2012, and state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal 2009.
None of the unrecognized tax benefits included in the balance at May 26, 2013 related to tax positions for which it is reasonably possible that the total amounts could change during the next 12 months based on the outcome of examinations.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(in millions)	May 26, 2013	May 27, 2012
Accrued liabilities	$8.2	$4.1
Compensation and employee benefits	23.7	21.7
Deferred rent and interest income	19.8	14.0
Net operating loss, credit and charitable contribution carryforwards	4.3	4.5
Trademarks and other acquisition related intangibles	4.7	4.8
Other	1.9	2.6
Gross deferred tax assets	$62.6	$51.7
Buildings and equipment	(67.8)	(68.0)
Capitalized software and other assets	(3.4)	(3.3)
Other	(2.5)	(2.0)
Gross deferred tax liabilities	$(73.7)	$(73.3)
Net deferred tax liabilities	$(11.1)	$(21.6)

Our net operating loss, credit and charitable contribution carryforwards have been determined using the separate return method and some have the potential to expire beginning in fiscal 2014. We have taken these potential expirations into consideration when evaluating the need for valuation allowances against these deferred tax assets. A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.
NOTE 11 - STOCK-BASED COMPENSATION
Certain of the Company’s employees participate in stock-based compensation plans sponsored by Darden. These plans provide employees with cash, stock or options to purchase stock in Darden. Given that the Company’s employees directly benefit from participation in these plans, the expense incurred by Darden for options granted to its employees that support the Company has been reflected in the Company’s combined statements of earnings in restaurant labor and selling, general, and administrative expenses. Amounts included in restaurant labor were $4.0 million, $3.3 million and $3.9 million for the fiscal years ended May 26, 2013, May 27, 2012 and May 29, 2011, respectively. Stock-based compensation costs are allocated based on our pro rata share of employees eligible for each type of award at the time of grant, but are not based on specific individuals as there are a significant amount of employee transfers amongst Darden’s other brands and support functions each year. Stock-based compensation costs have been deemed paid by the Company to Darden in the period in which the costs were incurred and reflected in the parent company investment in the combined balance sheet.
Stock-based compensation expense allocated to employees that support the Company was as follows:

(in millions)	Fiscal Year
	2013	2012	2011
Stock options	$2.1	$2.5	$3.0
Restricted stock/restricted stock units	0.5	0.6	1.0
Darden stock units	6.1	5.4	6.2
Performance stock units	0.4	1.3	1.9
	$9.1	$9.8	$12.1
The following information is based on the consolidated stock-based compensation programs of Darden. As all awards are issued from Darden's stock plans and we allocated expense related to the employees who support Red Lobster business, we believe this information is the most meaningful for disclosure purposes.
Darden recognizes the cost of employee service received in exchange for awards of equity instruments based on the grant date fair value of those awards. Darden utilizes the Black-Scholes option pricing model to estimate the fair value of stock option awards and recognizes compensation expense on a straight-line basis over the employee service period for awards granted. The dividend yield has been estimated based upon Darden's historical results and expectations for changes in dividend rates. The expected volatility was determined using Darden's historical stock prices. The risk-free interest rate was the rate

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

available on zero coupon U.S. government obligations with a term approximating the expected life of each grant. The expected life was estimated based on the exercise history of previous grants, taking into consideration the remaining contractual period for outstanding awards.
The weighted-average fair value of non-qualified stock options and the related assumptions used in the Black-Scholes model to record stock-based compensation are as follows:

	Stock Options Granted in Fiscal Year
	2013	2012	2011
Weighted-average fair value	$12.22	$14.31	$12.88
Dividend yield	4.0%	3.5%	3.0%
Expected volatility of stock	39.7%	39.4%	39.1%
Risk-free interest rate	0.8%	2.1%	2.2%
Expected option life (in years)	6.5	6.5	6.7

The following table presents a summary of Darden stock option activity as of and for the year ended May 26, 2013:

	Options (in millions)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Yrs)	Aggregate Intrinsic Value (in millions)
Outstanding beginning of period	12.3	$36.05	5.58	$209.3
Options granted	1.7	49.03
Options exercised	(2.0)	28.96
Options canceled	(0.4)	45.11
Outstanding end of period	11.6	$38.81	5.47	162.6
Exercisable	6.9	$33.84	3.73	$130.7
The total intrinsic value of options exercised during fiscal 2013, 2012 and 2011 was $47.1 million, $49.7 million and $49.9 million, respectively. Cash received by Darden from option exercises during fiscal 2013, 2012 and 2011 was $57.0 million, $62.9 million and $55.7 million, respectively. Stock options have a maximum contractual period of 10 years from the date of grant. Darden settles employee stock option exercises with authorized but unissued shares of Darden common stock or treasury shares.
As of May 26, 2013, there was $32.8 million of unrecognized compensation cost related to unvested stock options granted under Darden's stock plans. This cost is expected to be recognized over a weighted-average period of 2.4 years. The total fair value of stock options that vested during fiscal 2013 was $19.6 million.
Restricted stock and RSUs are granted at a value equal to the market price of Darden's common stock on the date of grant. Restrictions lapse with regard to restricted stock, and RSUs are settled in shares, at the end of their vesting periods, which is generally four years.
The following table presents a summary of Darden's restricted stock and RSU activity as of and for the fiscal year ended May 26, 2013:

	Shares (in millions)	Weighted-Average Grant Date Fair Value Per Share
Outstanding beginning of period	0.3	$39.63
Shares granted	0.1	50.23
Shares vested	(0.2)	36.49
Outstanding end of period	0.2	$35.13

As of May 26, 2013, there was $5.1 million of unrecognized compensation cost related to unvested restricted stock and RSUs granted under Darden's stock plans. This cost is expected to be recognized over a weighted-average period of 2.9 years.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

The total fair value of restricted stock and RSUs that vested during fiscal 2013, 2012 and 2011 was $5.5 million, $10.0 million and $9.1 million, respectively.
Darden stock units are granted at a value equal to the market price of Darden common stock on the date of grant and will be settled in cash at the end of their vesting periods, which range between four and five years, at the then market price of Darden common stock. Compensation expense is measured based on the market price of Darden common stock each period, is amortized over the vesting period and the vested portion is carried as a liability on Darden's consolidated balance sheets. Darden also entered into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units granted. Realized gains and losses of these contracts have been allocated to Red Lobster combined results of operations.
The following table presents a summary of Darden stock unit activity as of and for the fiscal year ended May 26, 2013:

(All units settled in cash)	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	2.1	$53.06
Units granted	0.6	50.76
Units vested	(0.3)	51.92
Units canceled	(0.2)	42.86
Outstanding end of period	2.2	$52.83
As of May 26, 2013, the total Darden stock unit liability was $61.1 million, including $19.9 million recorded in other current liabilities and $41.2 million recorded in other liabilities on Darden's consolidated balance sheets. As of May 27, 2012, the total Darden stock unit liability was $50.3 million, including $11.1 million recorded in other current liabilities and $39.2 million recorded in other liabilities on Darden's consolidated balance sheets.
Based on the value of Darden common stock as of May 26, 2013, there was $43.0 million of unrecognized compensation cost related to Darden stock units granted under Darden incentive plans. This cost is expected to be recognized over a weighted-average period of 2.8 years. Darden stock units with a fair value of $13.4 million vested during fiscal 2013.
The following table presents a summary of Darden's performance stock unit activity as of and for the fiscal year ended May 26, 2013:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	1.1	$39.33
Units granted	0.3	49.58
Units vested	(0.4)	51.97
Units canceled	(0.1)	42.03
Outstanding end of period	0.9	$36.83
All performance stock units outstanding as of May 26, 2013 will be settled in cash upon vesting. As of May 26, 2013, the total performance stock unit liability was $16.8 million, including $9.0 million recorded in other current liabilities and $7.8 million recorded in other liabilities on Darden's consolidated balance sheets. As of May 27, 2012, the total performance stock unit liability was $31.3 million, including $18.9 million recorded in other current liabilities and $12.4 million recorded in other liabilities on Darden's consolidated balance sheets.
Performance stock units cliff vest 3 years from the date of grant, where 0.0 percent to 150.0 percent of the entire grant is earned or forfeited at the end of 3 years. The number of units that actually vests will be determined for each year based on the achievement of Darden performance criteria set forth in the award agreement and may range from 0.0 percent to 150.0 percent of the annual target. All awards will be settled in cash. The awards are measured based on the market price of Darden's common stock each period, are amortized over the service period and the vested portion is carried as a liability in Darden's accompanying consolidated balance sheets. As of May 26, 2013, there was $11.1 million of unrecognized compensation cost related to unvested performance stock units granted under Darden's stock plans. This cost is expected to be recognized over a weighted-average period of 1.7 years. The total fair value of performance stock units that vested in fiscal 2013 was $21.5 million.
Darden maintains an Employee Stock Purchase Plan to provide certain eligible employees who have completed one year of service an opportunity to invest up to $5.0 thousand per calendar quarter to purchase shares of Darden common stock,

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

subject to certain limitations. Under the plan, up to an aggregate of 3.6 million shares are available for purchase by Darden employees at a purchase price that is 85.0 percent of the fair market value of Darden common stock on either the first or last trading day of each calendar quarter, whichever is lower. Cash received by Darden from Darden employees pursuant to the plan during fiscal 2013, 2012 and 2011 was $7.3 million, $7.2 million and $7.4 million, respectively.
NOTE 12 - RETIREMENT PLANS
Certain of the Company's employees participate in retirement plans administered and sponsored by Darden. These plans include a defined benefit pension plan covering certain employees of the Company who were grandfathered into the plan before it was frozen to new participants and an unfunded supplemental pension plan covering certain employees. Benefits under these plans are based primarily on years of service and the employee’s compensation. The supplemental plan provides incremental payments that would have been payable from the principal pension plan, were it not for limitations imposed by income tax regulations. Additionally, Darden maintains a contributory post-retirement benefit plan that provides health care benefits to certain qualified retirees.
For these plans, the Company has considered participating employees to be part of multi-employer agreements. We have allocated expenses related to this participation in our combined statements of earnings. However, as we are not the plan sponsor for these benefit plans, our combined balance sheets do not reflect any assets or liabilities related to these plans. We consider the expense allocation methodology and results to be reasonable for all periods presented.
The defined benefit costs related to Company employees that participate in these plans, which are included in restaurant labor costs and selling, general and administrative expenses in the combined statements of earnings, were as follows:

(in millions)	Fiscal Year
	2013	2012	2011
Pension plan	$2.1	$2.8	$1.8
Post-retirement medical plan	0.7	0.7	1.1
	$2.8	$3.5	$2.9
Certain employees of the Company also participate in a defined contribution plan sponsored by Darden. Employees may contribute a portion of their compensation to the plan and Darden matches a portion of the employee contributions. Expenses for employer contributions to this plan, which are included in restaurant labor and selling, general and administrative expenses in the combined statements of earnings were $0.3 million, $0.3 million, and $0.2 million in fiscal 2013, 2012, and 2011, respectively.

NOTE 13 - COMMITMENTS AND CONTINGENCIES
As collateral for performance on contracts and as credit guarantees to banks and insurers, Darden was contingently liable for obligations under standby letters of credit related to workers’ compensation and general liabilities accrued in our combined financial statements. At May 26, 2013 and May 27, 2012, these letters of credit totaled $28.9 million and $29.5 million, respectively. At May 26, 2013 and May 27, 2012, we had $2.6 million and $2.0 million, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually.
We are subject to private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. A number of these lawsuits, proceedings and claims may exist at any given time. These matters typically involve claims from guests, employee wage and hour claims and others related to operational issues common to the restaurant industry, and can also involve infringement of, or challenges to, our trademarks. While the resolution of a lawsuit, proceeding or claim may have an impact on our financial results for the period in which it is resolved, we believe that the final disposition of the lawsuits, proceedings and claims in which we are currently involved, either individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or liquidity.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

NOTE 14 - SUBSEQUENT EVENTS
The Company evaluates subsequent events in accordance with FASB ASC Topic 855, Subsequent Events. Subsequent events were evaluated through the date the financial statements were available to be issued.

RED LOBSTER SEAFOOD CO.
COMBINED STATEMENTS OF EARNINGS
(In millions)
(Unaudited)

	Six Months Ended
	November 24, 2013	November 25, 2012
Sales	$1,188.1	$1,250.4
Costs and expenses:
Cost of sales:
Food and beverage	400.3	419.3
Restaurant labor	382.5	384.3
Restaurant expenses	177.8	174.9
Total cost of sales, excluding restaurant depreciation and amortization of $63.3 and $57.4, respectively	$960.6	$978.5
Selling, general and administrative	154.9	152.0
Depreciation and amortization	63.4	57.4
Total costs and expenses	$1,178.9	$1,187.9
Earnings before income taxes	9.2	62.5
Income taxes	1.0	15.9
Net earnings	$8.2	$46.6

See accompanying notes to our unaudited combined financial statements.

RED LOBSTER SEAFOOD CO.
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)
(Unaudited)

	Six Months Ended
	November 24, 2013	November 25, 2012
Net earnings	$8.2	$46.6
Other comprehensive (loss) income:
Foreign currency adjustment	(1.6)	2.0
Change in fair value of derivatives and amortization of unrecognized gains and losses on derivatives, net of tax expense (benefit) of $0.0 and $0.2, respectively	—	(0.3)
Other comprehensive (loss) income	$(1.6)	$1.7
Total comprehensive income	$6.6	$48.3
See accompanying notes to our unaudited combined financial statements.

RED LOBSTER SEAFOOD CO.
COMBINED BALANCE SHEETS
(In millions)

	November 24, 2013	May 26, 2013
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$23.7	$25.6
Receivables, net	11.8	14.2
Inventories	272.7	207.8
Prepaid expenses and other current assets	9.6	12.3
Deferred income taxes	25.9	24.0
Total current assets	$343.7	$283.9
Land, buildings and equipment, net of accumulated depreciation and amortization of $1,248.6 and $1,231.0, respectively	1,109.2	1,070.6
Other assets	26.7	24.8
Total assets	$1,479.6	$1,379.3
LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable	$131.8	$67.3
Accrued payroll	34.4	40.3
Other accrued taxes	16.0	18.6
Unearned revenues	36.2	44.1
Other current liabilities	79.5	86.5
Total current liabilities	$297.9	$256.8
Deferred income taxes	33.8	35.1
Deferred rent	54.4	53.5
Other liabilities	32.1	32.9
Total liabilities	$418.2	$378.3
Parent company equity:
Parent company investment	1,059.7	997.7
Accumulated other comprehensive income	1.7	3.3
Total parent company equity	$1,061.4	$1,001.0
Total liabilities and parent company equity	$1,479.6	$1,379.3
See accompanying notes to our unaudited combined financial statements.

RED LOBSTER SEAFOOD CO.
COMBINED STATEMENTS OF CHANGES IN PARENT COMPANY EQUITY
For the six months ended November 24, 2013 and November 25, 2012
(In millions)
(Unaudited)

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Equity
Balance at May 26, 2013	$997.7	$3.3	$1,001.0
Net earnings	8.2	—	8.2
Other comprehensive loss	—	(1.6)	(1.6)
Net transfers from parent	53.8	—	53.8
Balance at November 24, 2013	$1,059.7	$1.7	$1,061.4

Balance at May 27, 2012	1,000.8	3.8	1,004.6
Net earnings	46.6	—	46.6
Other comprehensive income	—	1.7	1.7
Net transfers to parent	(4.5)	—	(4.5)
Balance at November 25, 2012	$1,042.9	$5.5	$1,048.4
See accompanying notes to our unaudited combined financial statements.

RED LOBSTER SEAFOOD CO.
COMBINED STATEMENTS OF CASH FLOWS
(In millions)
(Unaudited)

	Six Months Ended
	November 24, 2013	November 25, 2012
Cash flows—operating activities
Net earnings	$8.2	$46.6
Adjustments to reconcile net earnings to cash flows:
Depreciation and amortization	63.4	57.4
Asset impairment charges, net	0.2	0.1
Change in current assets and liabilities	(15.7)	(6.7)
Loss on disposal of land, buildings and equipment	1.1	1.4
Deferred income taxes	(3.1)	(5.1)
Change in deferred rent	0.8	0.7
Change in other assets and liabilities	(0.9)	(0.2)
Net cash provided by operating activities	$54.0	$94.2
Cash flows - investing activities
Purchases of land, buildings and equipment	(109.0)	(94.9)
Proceeds from disposal of land, buildings and equipment	1.6	—
(Increase) decrease in other assets	(2.3)	1.4
Net cash used in investing activities	$(109.7)	$(93.5)
Cash flows - financing activities
Net transfers from (to) parent	53.8	(4.5)
Net cash provided by financing activities	$53.8	$(4.5)
Decrease in cash and cash equivalents	(1.9)	(3.8)
Cash and cash equivalents - beginning of period	25.6	26.1
Cash and cash equivalents - end of period	$23.7	$22.3
Cash flows from changes in current assets and liabilities
Receivables, net	2.4	0.5
Inventories	(64.9)	(0.6)
Prepaid expenses and other current assets	2.7	1.6
Accounts payable	68.9	7.7
Accrued payroll	(5.9)	(9.2)
Other accrued taxes	(2.6)	(1.1)
Unearned revenues	(7.9)	(5.8)
Other current liabilities	(8.4)	0.2
Change in current assets and liabilities	$(15.7)	$(6.7)
See accompanying notes to our unaudited combined financial statements.

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The Separation
On December 19, 2013, Darden Restaurants, Inc. (Darden or Parent) announced its plan for the complete legal and structural separation of Red Lobster Seafood Co. (any references to Red Lobster, the Company, we, us or our in this section refer to the Red Lobster business as operated as part of Darden). Prior to the Separation, Darden will complete an internal reorganization to contribute substantially all assets and certain liabilities related to the operations of its Red Lobster restaurants to Red Lobster Seafood Co., a newly formed wholly owned subsidiary of Darden. The transaction will be completed by way of a pro rata dividend of Red Lobster shares by Darden to its shareholders as of the record date. Immediately following completion of the transaction, Darden shareholders will own 100% of the outstanding shares of common stock of Red Lobster. After the transaction, Red Lobster will operate as an independent, publicly traded company.
The distribution of common stock to Darden shareholders is conditioned on, among other things, the receipt of an opinion of tax counsel confirming that the distribution of shares of Red Lobster common stock will not result in the recognition, for U.S. federal income tax purposes, of any material income, gain or loss by Darden or Darden shareholders, except, in the case of Darden shareholders, for cash received in lieu of fractional common shares; our registration statement on Form 10 becoming effective; and the execution of intercompany agreements. The transaction will not require shareholder approval.

Operations
Red Lobster operates in the full-service dining segment of the restaurant industry primarily in the United States. At November 24, 2013, we own and operate 705 Red Lobster® brand name restaurants in the United States and Canada. We also have area development and franchise agreements with unaffiliated operators to develop and operate our brands in Japan, the Middle East and Latin America. Pursuant to these agreements, as of November 24, 2013, 29 franchised restaurants were in operation in Japan and the Middle East.

Basis of Presentation
These accompanying unaudited combined financial statements have been prepared on a stand-alone basis and are derived from Darden’s unaudited consolidated financial statements and underlying accounting records. The unaudited combined financial statements reflect the historical results of operations, financial position and cash flows of Red Lobster in conformity with U.S. generally accepted accounting principles. All significant intercompany transactions and accounts within our combined businesses have been eliminated.

The combined financial statements include all revenues, costs, assets and liabilities directly attributable to the Company either through specific identification or allocation. The unaudited combined statements of earnings include allocations of certain costs from the Parent incurred on behalf of the Company. Such costs include shared services and certain corporate functions historically performed by Darden. These allocated costs are primarily related to centralized corporate functions and other general and administrative expenses. These allocations were made on the basis of operating weeks or other relevant measures. All such costs and expenses have been deemed to have been paid to the Parent in the period in which the costs were recorded. Management believes the assumptions underlying such financial statements, including the assumptions regarding the allocation of corporate expenses from Darden, are reasonable. However, the unaudited combined financial statements may not include all of the expenses that would have been incurred had Red Lobster been a stand-alone company during the periods presented and may not reflect Red Lobster's combined results of operations, financial position and cash flows had the Company been a stand-alone company during the periods presented. See Note 2 - Related Party Transactions for a further description of allocated expenses.

NOTE 2 - RELATED PARTY TRANSACTIONS

Allocation of Corporate Expenses
We have historically been managed in the normal course of business by Darden and its subsidiaries. Accordingly, certain shared costs have been allocated to the Company and reflected as expenses in the standalone combined financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical Parent expenses attributable to the Company for purposes of the standalone financial statements; however, the expenses reflected in the combined financial statements may not be indicative of the actual expenses that would have been incurred during the

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS (continued)

periods presented if we had operated as a separate, standalone entity. In addition, the expenses reflected in the combined financial statements may not be indicative of expenses that will be incurred in the future by the Company.

The combined financial statements include expense allocations for certain support functions provided by Darden. These allocations were made on the basis of operating weeks or other relevant measures. Corporate expense allocations primarily relate to centralized corporate functions, including finance, accounting, treasury, tax, legal, internal audit, human resources, facilities, risk management functions, employee benefits (excluding allocated postretirement benefits described in Note 10 - Retirement Plans) and stock based compensation (excluding allocated stock-based compensation benefits discussed in Note 4 - Stock-Based Compensation). In addition, corporate expenses include, among other costs, maintenance of existing software, technology and websites, development of new or improved software technology, professional fees for legal, accounting, and financial services, non-income taxes and reserves or expenses related to litigation, investigations, or similar matters. Corporate allocations of $46.5 million, and $40.1 million were allocated to the Company for the six months ended November 24, 2013 and November 25, 2012, respectively, and have been included within selling, general and administrative expenses in the combined statements of earnings. All of the corporate allocations of costs are deemed to have been incurred and settled through parent company equity in the period where the costs were recorded. Following the Separation, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by Darden under transition services agreements.

Cash Management and Treasury
Darden uses a centralized approach to cash management and financing of operations. The Company’s cash was available for use and was regularly “swept” by Darden at its discretion. Darden also funds the Company's operating and investing activities as needed. Transfers of cash both to and from Darden (including fiscal year end receivable or payable balances) are included within net parent company investment on the combined statements of changes in parent company equity. We also have not included any interest charges for intercompany cash transactions, since historically, Darden has not allocated interest related to intercompany advances to any of its businesses. Darden has issued debt for general corporate purposes and acquisitions but in no case has any such debt been guaranteed or assumed by Red Lobster or otherwise secured by the assets of Red Lobster. As Darden's debt and related interest is not directly attributable to the Company, no such amounts have been allocated to these combined financial statements.
NOTE 3 - SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes payable settled through our parent company equity were as follows:

	Six Months Ended
(in millions)	November 24, 2013	November 25, 2012
Income taxes settled through parent company equity	4.3	21.4

NOTE 4 - STOCK-BASED COMPENSATION
Certain of the Company’s employees participate in stock-based compensation plans sponsored by Darden. These plans provide employees with cash, stock or options to purchase stock in Darden. Given that the Company’s employees directly benefit from participation in these plans, the expense incurred by Darden for options granted to its employees has been reflected in the Company’s combined statements of earnings in restaurant labor expense and selling, general, and administrative expenses. Amounts included in restaurant labor were $1.7 million and $2.0 million for the six months ended November 24, 2013 and November 25, 2012, respectively. Stock-based compensation costs are allocated based on our pro rata share of employees eligible for each type of award at the time of grant, but are not based on specific individuals as there are a significant amount of employee transfers amongst Darden’s other brands and support functions each year.
Stock-based compensation expense allocated to employees who supported the Company was as follows:

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS (continued)

	Six Months Ended
(in millions)	November 24, 2013	November 25, 2012
Stock options	$1.0	$1.1
Restricted stock/restricted stock units	0.2	0.2
Darden stock units	2.9	3.1
Performance stock units	0.2	0.4
Total stock-based compensation expense	$4.3	$4.8

The following information is based on the consolidated stock-based compensation programs of Darden. As all awards are issued from Darden's stock plans and we allocated expense related to the employees who support Red Lobster business, we believe this information is the most meaningful for disclosure purposes. The following table presents a summary of Darden's stock-based compensation activity for the six months ended November 24, 2013:

(in millions)	Stock Options	Restricted Stock/ Restricted Stock Units	Darden Stock Units	Performance Stock Units
Outstanding beginning of period	11.6	0.2	2.2	0.9
Awards granted	1.7	0.1	0.6	0.3
Awards exercised	(0.8)	(0.1)	(0.4)	(0.2)
Awards forfeited	(0.1)	—	(0.1)	(0.2)
Outstanding end of period	12.4	0.2	2.3	0.8

NOTE 5 - INCOME TAXES
The effective income tax rate for six months ended November 24, 2013 was 10.9 percent compared to an effective income tax rate of 25.4 percent six months ended November 25, 2012. The decrease in the effective income tax rate for the quarter and six months ended November 24, 2013 as compared to the quarter and six months ended November 25, 2012 is primarily attributable to an increase in the impact of FICA tax credits for employee reported tips and Work Opportunity Tax Credits on lower earnings before income taxes in addition to favorable resolution of prior year tax matters expensed in prior years.
Included in our remaining balance of unrecognized tax benefits is $1.0 million related to tax positions for which it is reasonably possible that the total amounts could change within the next twelve months based on the outcome of examinations or as a result of the expiration of the statute of limitations for specific jurisdictions.

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS (continued)

NOTE 6 - ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of accumulated other comprehensive income (loss), net of tax, for the six months ended November 24, 2013 and November 25, 2012 are as follows:

(in millions)	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income (Loss)
Balances at May 26, 2013	$3.0	$0.3	$3.3
Gain (loss)	(1.6)	—	(1.6)
Reclassification realized in net earnings	—	—	—
Balance at November 24, 2013	$1.4	$0.3	$1.7

Balances at May 27, 2012	$3.5	$0.3	$3.8
Gain (loss)	2.0	(0.2)	1.8
Reclassification realized in net earnings	—	(0.1)	(0.1)
Balance at November 25, 2012	$5.5	$—	$5.5

The following table presents the amounts and line items in our combined statements of earnings where adjustments reclassified from AOCI into net earnings were recorded:

		Six Months Ended
(in millions) AOCI Components	Location of Gain (Loss) Recognized in Earnings	November 24, 2013	November 25, 2012
Derivatives
Foreign currency contracts	(1)	—	0.1
	Total before tax	$—	$0.1
	Tax benefit	—	—
	Net of tax	$—	$0.1

(1)	Included in food and beverage expenses.

NOTE 7 - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
Darden enters into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments as required by FASB ASC Topic 815, Derivatives and Hedging, and those utilized as economic hedges. The purpose of these instruments is to manage the risks inherent in our business operations. Financial and commodities derivatives are used to manage interest rate, compensation, commodities pricing and foreign currency exchange rate risks. The effect of these instruments on our results of operations, as well as those Darden enters into on our behalf, are included as a component of restaurant labor and selling, general and administrative expenses in our combined statements of earnings.
In addition, we enter into derivative instruments to manage foreign currency risks related to our Canadian restaurants that are designated as hedging instruments for accounting purposes. To the extent derivatives are effective in offsetting the variability of the hedged cash flows, and otherwise meet the cash flow hedge accounting criteria required by FASB ASC Topic 815, changes in the derivatives’ fair value are not included in current earnings but are included in accumulated other comprehensive income (loss), net of tax. These changes in fair value will be reclassified into earnings at the time of the forecasted transaction. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period in which it occurs. By using these instruments, we are exposed, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. Credit risk is minimized through entering into transactions with high-quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or the market price of our common stock. Market risk is minimized by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. None of these instruments had a significant effect on our combined financial statements for any of the periods presented.
NOTE 8 - FAIR VALUE MEASUREMENTS
The fair values of cash equivalents, accounts receivable and accounts payable approximate their carrying amounts due to their short duration. Adjustments to the fair values of non-financial assets measured at fair value on a non-recurring basis as of November 24, 2013 and May 26, 2013 were not material. The fair value of our foreign currency forward contracts, which are designated as hedging instruments, was $0.4 million as of November 24, 2013 and May 26, 2013 and is included within prepaid expenses and other current assets in the combined balance sheets. The fair value of our foreign currency forward contracts is based on closing forward exchange market prices, and is inclusive of the risk of nonperformance.
NOTE 9 - COMMITMENTS AND CONTINGENCIES
As collateral for performance on contracts and as credit guarantees to banks and insurers, Darden was contingently liable for obligations under standby letters of credit related to workers’ compensation and general liabilities accrued in our combined financial statements. As of November 24, 2013 and May 26, 2013, these letters of credit totaled $30.8 million and $28.9 million, respectively. As of November 24, 2013 and May 26, 2013, we had $1.6 million and $2.6 million, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually.
We are subject to private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. A number of these lawsuits, proceedings and claims may exist at any given time. These matters typically involve claims from guests, employee wage and hour claims and others related to operational issues common to the restaurant industry, and can also involve infringement of, or challenges to, our trademarks. While the resolution of a lawsuit, proceeding or claim may have an impact on our financial results for the period in which it is resolved, we believe that the final disposition of the lawsuits, proceedings and claims in which we are currently involved, either individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or liquidity.
NOTE 10 - RETIREMENT PLANS
Certain of the Company's employees participate in retirement plans administered and sponsored by Darden. These plans include a defined benefit pension plan covering certain employees of the Company who were grandfathered into the plan before it was frozen to new participants and an unfunded supplemental pension plan covering certain employees. Benefits under these plans are based primarily on years of service and the employee’s compensation. The supplemental plan provides incremental payments that would have been payable from the principal pension plan, were it not for limitations imposed by income tax regulations. Additionally, Darden maintains a contributory post-retirement benefit plan that provides health care benefits to certain qualified retirees.
For these plans, the Company has considered participating employees to be part of multi-employer agreements. We have allocated expenses related to this participation in our combined statement of earnings. However, our combined balance sheets do not reflect any assets or liabilities related to these plans. We consider the expense allocation methodology and results to be reasonable for all periods presented.
The defined benefit costs related to Company employees that participate in these plans, which are included in restaurant labor costs and selling, general and administrative expenses in the combined statements of earnings, were as follows:

(in millions)	Six Months Ended
	November 24, 2013	November 25, 2012
Pension plan	$1.7	$1.1
Postretirement benefit plan	0.2	0.3
	$1.9	$1.4

NOTE 11 - APPLICATION OF NEW ACCOUNTING STANDARDS
In July 2013, the Financial Accounting Standards Board issued Accounting Standards Update 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The objective of this update is to eliminate the diversity in practice in the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under this guidance, an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain circumstances. This update does not require any new recurring disclosures and is effective for annual and interim periods beginning after December 15, 2013, which will require us to adopt these provisions in the first quarter of fiscal 2015. We do not believe adoption of this new guidance will have a significant impact on our combined financial statements.

NOTE 12	- SUBSEQUENT EVENTS
The Company evaluates subsequent events in accordance with ASC Topic 855, Subsequent Events. Subsequent events were evaluated through the date the financial statements were available to be issued.